Exhibit 2.1

Text marked by [* * *] has been omitted pursuant to a Request for Confidential Treatment and was filed separately with the Securities and Exchange Commission

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 25, 2011

AMONG

CALAVO GROWERS, INC.,

CG MERGERSUB, LLC,

RENAISSANCE FOOD GROUP, LLC

AND

LIBERTY FRESH FOODS, LLC, KENNETH CATCHOT, CUT FRUIT, LLC,

JAMES CATCHOT, JAMES GIBSON, JOSE O. CASTILLO, DONALD L. JOHNSON

and RFG Nominee Trust

i

3.7	Financial Information	39
3.8	Books and Records	40
3.9	No Undisclosed Liabilities	40
3.10	Governmental Authorizations and Regulations	41
3.11	Conduct in the Ordinary Course; Absence of Certain Changes	41
3.12	Absence of Litigation	43
3.13	Inventory	44
3.14	Accounts Receivable	44
3.15	Compliance with Laws	44
3.16	Material Contracts	44
3.17	Intellectual Property	46
3.18	Owned Real Property	47
3.19	Leased Real Property	47
3.20	Customers and Suppliers	48
3.21	Taxes	49
3.22	Environmental Matters	50
3.23	Employees and Employee Benefits Plans	51
3.24	[Reserved]	55
3.25	Insurance	55
3.26	Products Liability and Warranties	56
3.27	Tangible Personal Property	56
3.28	Sufficiency of Assets	57
3.29	Unlawful Practices	57
3.30	No Brokers	57
3.31	Related Person Transactions	57
3.32	Bank Accounts; Lockboxes	58
3.33	Internal Control Over Financial Reporting	58

Article 4	REPRESENTATIONS AND WARRANTIES OF SELLERS	58

4.1	Organization and Authority of Securityholder Entities	59
4.2	Execution and Enforceability	59
4.3	No Conflict	59
4.4	Absence of Litigation	59
4.5	Investment Intent	60
4.6	Restricted Securities	60
4.7	Legend	60
4.8	Access to Information	60
4.9	Investment Experience	61
4.10	Residency	61
4.11	Accredited Investor	61
4.12	No Brokers	61
4.13	The Trust	61

Article 5	REPRESENTATIONS AND WARRANTIES OF CALAVO AND NEWCO	61

5.1	Organization and Authority of Calavo and Newco	61
5.2	No Conflict	62
5.3	Governmental Consents and Approvals	62
5.4	Absence of Litigation	62
5.5	No Brokers	63
5.6	Newco	63
5.7	Issuance of Shares to the Securityholders	63

Article 6	PRE-CLOSING COVENANTS OF THE PARTIES	63

6.1	Conduct of Business Prior to the Closing	63
6.2	Access to Information	66
6.3	Commercially Reasonable Efforts; Regulatory and Other Authorizations; Consents	66
6.4	Further Action	68
6.5	Third Party Consents	68
6.6	Terminations	68
6.7	No Solicitation of Other Bids	69
6.8	Notice of Certain Events	69
6.9	Securityholder Transfers	70
6.10	Employment of Earn-Out Key Employees	70
6.11	Release	70
6.12	Quitclaim	71
6.13	Amendments of Schedules	71
6.14	Closing Statement	72
6.15	Public Announcements	72

Article 7	CLOSING	72

7.1	Closing	72
7.2	Conditions Precedent to RFG’s and Sellers’ Closing Obligations	72
7.3	Conditions Precedent to Purchaser’s Closing Obligations	74
7.4	Purchaser’s Closing Deliveries	76
7.5	Sellers’ Closing Deliveries	77

Article 8	POST CLOSING TAXES	78

8.1	Returns and Payments	78
8.2	Cooperation with Respect to Tax Returns	78
8.3	Tax Audits	79
8.4	Allocation of the Purchase Price; Form 8594	79

Article 9	CONFIDENTIALITY AND NONCOMPETITION AGREEMENTS	80

9.1	Confidentiality	80
9.2	Noncompetition Covenant	80
9.3	Duration	81
9.4	Scope and Reasonableness	81
9.5	Injunctive Relief	82
9.6	Venue	82

Article 10	INDEMNIFICATION	82

10.1	Survival of Representations, Warranties and Agreements	82
10.2	Indemnification by the Sellers	83
10.3	Indemnification by Calavo	84
10.4	Notice of Claims; Contest of Claims	85
10.5	Additional Indemnification Limitations	87
10.6	Materiality Limits	88
10.7	Offset	88
10.8	Security for Earn-Out Payments	88
10.9	Cooperation	89
10.10	Exclusive Remedy	89
10.11	Tax Treatment of Indemnity Payments	89

Article 11	TERMINATION	89

11.1	Termination	89
11.2	Effect of Termination	90

Article 12	GENERAL PROVISIONS	91

12.1	Notices	91
12.2	Amendments and Termination; Entire Agreement	91
12.3	Expenses	91
12.4	Incorporation of Exhibits and Schedules	91
12.5	Successors and Assigns	91
12.6	Calculation of Time	92
12.7	Further Assurances	92
12.8	Provisions Subject to Applicable Law	92
12.9	Waiver of Rights	92
12.10	Headings	92
12.11	Counterparts	92
12.12	Preparation of this Agreement	92
12.13	Governing Laws	93
12.14	Forum	93
12.15	Attorneys’ Fees and Other Expenses	93
12.16	Specific Performance	93
12.17	Sellers’ Representative	93

Exhibit A – Table of Securityholders

Exhibit B – Form of Operating Agreement for Surviving RFG

Exhibit C – Form of Escrow Agreement

Exhibit D – Examples Calculations Earn-Out Payments

Exhibit E – Form of Investor Questionnaire

Exhibit F-1 – Form of Employment Agreement (J. Catchot)

Exhibit F-2 – Form of Employment Agreement (K. Catchot)

Exhibit F-3 – Form of Employment Agreement (J. Gibson)

Exhibit G-1 – Form of Lease for GHCA

Exhibit G-2 – Form of Lease for GHSW

Exhibit G-3 – Form of Agreement Concerning GHSW and TCFD

Exhibit H – Form of Opinion

v

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (the “Agreement”) is entered into as of May 25, 2011 among Calavo Growers, Inc., a California corporation (“Calavo”), CG Mergersub, LLC, a newly formed Delaware limited liability company and wholly-owned subsidiary of Calavo (“Newco,” and together with Calavo, “Purchaser”), on the one hand, and Renaissance Food Group, LLC, a Delaware limited liability company (“RFG”) and Liberty Fresh Foods, LLC, Kenneth Catchot, James Catchot, James Gibson, Cut Fruit, LLC, Jose O. Castillo, Donald L. Johnson and RFG Nominee Trust, on the other. For purposes of this Agreement, Liberty Fresh Foods, LLC, Kenneth Catchot, Cut Fruit, LLC, Jose O. Castillo, Donald L. Johnson and RFG Nominee Trust shall be referred to as “Securityholders” and the Securityholders, along with James Catchot and James Gibson shall be referred to as “Sellers.” For the purposes of this Agreement, Kenneth Catchot, James Catchot, and James Gibson shall be deemed the indirect beneficiaries with respect to any rights, and the indirect obligors with respect to any obligations, of Liberty Fresh Foods, LLC to the extent of their respective interests therein as set forth in Schedule 2.14.

RECITALS

A. Calavo owns all of the outstanding equity interests of Newco. The Sellers own all of the outstanding equity interests of RFG, directly and/or indirectly through Liberty Fresh Foods, LLC. RFG is the sole owner and member of GH Foods CA, LLC (“GHCA”) and GHSW, LLC (“GHSW”) (each an “LLC,” and together with RFG, the “RFG Family Entities”).

B. The Sellers and the Boards of Managers of RFG and Liberty Fresh Foods, LLC, and the Board of Directors of Calavo and Calavo, as the sole Member of Newco have determined that it is in the best interests of Calavo, Newco and RFG and their respective equity holders for Newco to be merged with and into RFG upon the terms and conditions set forth in this Agreement. The merger of Newco with and into RFG is referred to in this Agreement as the “Merger.”

C. Pursuant to the Merger:

(i) The separate existence of Newco will cease, and RFG will be the surviving entity in the Merger (“Surviving RFG”);

(ii) The equity interests of RFG that are owned by the Securityholders immediately prior to the consummation of the Merger will be converted into and exchanged for the right to receive the Merger Consideration;

(iii) The equity interests of Newco that are owned by Calavo immediately prior to the consummation of the Merger will be converted into and exchanged for newly issued, unregistered equity interests of Surviving RFG; and

(iv) Surviving RFG will become a wholly-owned subsidiary of Calavo after the Merger, and the LLCs will each remain a wholly-owned subsidiary of Surviving RFG.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt of which hereby is acknowledged, Purchaser, RFG and the Sellers hereby agree as follows:

Article 1

DEFINITIONS

1.1 Definitions.

“Acquisition Proposal” has the meaning set forth in Section 6.7.

“Action” means any judicial, administrative or arbitral action, suit, audit, hearing, proceeding (public or private), claim or governmental proceeding brought or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.

“Adjustment Request” shall have the meaning set forth in Section 2.21.

“Affiliate” means with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with the first Person. For the purposes of this definition, “control,” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have meanings correlative to the foregoing. With respect to any natural Person, “Affiliate” will include such Person’s grandparents, any descendants of such Person’s grandparents, such Person’s spouse, the grandparents of such Person’s spouse and any descendants of the grandparents of such Person’s spouse (in each case, whether by blood, adoption or marriage).

“Agreement” has the meaning set forth in the introduction paragraph.

“Antitrust Division” has the meaning set forth in Section 6.3.

“Assets” mean all of the tangible and intangible assets and rights of any nature of the RFG Family Entities.

“Audit” has the meaning set forth in Section 7.3.

“Auditor” has the meaning set forth in Section 7.3.

“Average EBITDA” means the amount equal to (a)(x) the highest EBITDA achieved by Surviving RFG for any twelve-month period during the Earn-Out Period, plus (y) the EBITDA achieved by Surviving RFG during the twelve-month period ended on the last calendar month of the Earn-Out Period, divided by (b) 2; provided, however, that for purposes of the Stage 3 Scale Earn-Out Trigger and the Stage 3 Scale Earn-Out Consideration, the periods set forth in subsection (x) and (y) may be replaced with any two twelve-month periods during the Earn-Out Period that do not overlap with respect to any month and result in a higher Average EBITDA. If the twelve-month period with the highest EBITDA is the twelve-month period ended on the last calendar month of the Earn-Out Period, both (x) and (y) shall be the same amount.

“Average Revenue” means the amount equal to the sum of the Revenues for Surviving RFG from the two twelve-month periods used to determine the Average EBITDA, divided by 2.

“Baseline Inspection” has the meaning set forth in Section 2.20.

“Benchmark” has the meaning set forth in Section 2.21.

“Board of Managers” means the two-person Board of Managers of Surviving RFG, consisting of Lecil E. Cole (or his successor appointed by Calavo) and Mr. K. Catchot (or his successor appointed by Liberty Fresh Foods, LLC; provided such successor to Mr. K. Catchot is James Catchot or James Gibson, or is otherwise approved by Calavo in writing). In the event that Mr. Cole ceases to be on the Board of Managers and the members of the Board of Managers are unable to resolve a matter before them, Mr. K. Catchot may discuss the matter at issue directly with Mr. Cole (or if Mr. Cole is not then Chief Executive Officer of Calavo, the Chief Executive Officer of Calavo at the time) for his consideration and resolution with Mr. K. Catchot, which shall be communicated to the management team of Surviving RFG.

“Books and Records” mean the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the Business of RFG Family Entities or after the Closing, the business of Surviving RFG.

“Business” means the business of the RFG Family Entities.

“Calavo” has the meaning set forth in the introduction paragraph.

“Capital Expenditures” mean expenditures made in connection with newly purchased capital assets or improvements to the useful life of existing capital assets, as such items are calculated in a manner consistent with GAAP applied in a manner consistent with the Financial Statement Principles.

“Capital Expenditure Plan” has the meaning set forth in Section 2.17.

“Closing” has the meaning set forth in Section 2.1.

“Closing Adjustment Amount” means (a) the Current Assets, minus (b) the Current Liabilities.

“Closing Date” has the meaning set forth in Section 2.1.

“Closing Financial Statements” has the meaning set forth in Section 7.3.

“Closing Statement” has the meaning set forth in Section 2.11.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor Law, and the rules and regulations issued by the Treasury Department and IRS pursuant to the Internal Revenue Code of 1986, as amended, or any successor Law.

“Collateral Interests” has the meaning set forth in Section 10.8.

“Common Stock” means the common stock of Calavo, par value $.001 per share.

“Compliance Inspection” has the meaning set forth in Section 2.20.

“Confidentiality Agreement” means the Mutual Confidentiality/Non-Disclosure Agreement, dated January 5, 2011, between RFG and Calavo.

“Contract” means any written or oral contract, agreement, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right, instrument or other commitment or obligation.

“Control Period” means the period starting with the last day of the 24th full calendar month after the Closing and ending at the end of the Earn-Out Period.

“Co-Packer” means any party to the Co-Packer Agreements other than the RFG Family Entities.

“Co-Packer Agreements” mean those Contracts set forth on Schedule 1.1 of the Seller’s Disclosure Letter.

“Covenant EBITDA” has the meaning set forth in Section 2.21.

“Creations” has the meaning set forth in Section 6.12.

“Current Assets” means, for the RFG Family Entities on a consolidated basis, cash and other assets that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business (12 months), determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Closing Financial Statements.

“Current Liabilities” means, for the RFG Family Entities on a consolidated basis, the liquidation of obligations that are reasonably expected to require the use of existing resources properly classified as current assets or to create other current obligations, but excluding 11/12 of the current portion of any long term debt, as the foregoing are determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Closing Financial Statements.

“Disclosing Party” has the meaning set forth in Section 9.1.

“DOL” has the meaning set forth in Section 3.23.

“Earn-Out Key Employee” means any of Mr. K. Catchot, Mr. J. Catchot, and Mr. Gibson.

“Earn-Out Payment” means either the Stage 2 Earn-Out Payment or the Stage 3 Earn-Out Payment, or both, as applicable.

“Earn-Out Period” means the period starting with the first day of the first calendar month after the Closing Date and ending on the earlier of (a) the day immediately preceding the fifth annual anniversary of such date, and (b) the achievement of the Stage 3 Maximum Earn-Out Trigger.

“Earn-Out Statement” has the meaning set forth in Section 2.15.

“Earn-Out Statement Confidential Information” has the meaning set forth in Section 2.15.

“Earn-Out Trigger” means any of the Stage 2 Maximum Earn-Out Trigger, the Stage 3 Maximum Earn-Out Trigger, the Stage 2 Scale Earn-Out Trigger, or the Stage 3 Scale Earn-Out Trigger, or any combination of the foregoing, as applicable.

“EBITDA” means net income for Surviving RFG and its Subsidiaries on a consolidated basis, after restoring thereto amounts deducted in determining net income in respect of (a) interest, (b) taxes, (c) depreciation, and (d) amortization, as such items are calculated in a manner consistent with GAAP. Notwithstanding the foregoing, for purposes of calculating EBITDA:

(i) the selling, general and administrative expenses for the twelve-months ended on each of the last four months of the Earn-Out Period shall not decrease from the selling, general and administrative expenses for the twelve-month period ended with the immediately preceding month by more than the greater of (a) 10%, and (b) the percentage by which Revenues for Surviving RFG have decreased from the twelve-month period ending with the immediately preceding month;

(ii) Surviving RFG shall be charged an expense equal to the excess amount, if any, of insurance expense it would pay for workers compensation insurance if the cost of its insurance was determined by its modification factor (MOD) as a separate entity as opposed to on a consolidated basis with Calavo;

(iii) Surviving RFG shall not be charged for any (x) increased costs or expenses in excess of $50,000 per year incurred by or allocated to Surviving RFG as a result of Surviving RFG’s compliance with Calavo’s policies and procedures relating to accounting or requirements with respect to the implementation and maintenance of effective internal financial controls and procedures and disclosure controls in accordance with Section 2.19(a) or (y) selling, general and administrative costs and expenses that are charged or allocated by Calavo to the extent such costs and expenses are not directly attributable to Surviving RFG; and

(iv) EBITDA shall be subject to such costs, revenues, and other adjustments as set forth in this Agreement.

“Effective Time” has the meaning set forth in Section 2.1.

“Employee” means any current, former or retired employee, officer or director of any RFG Family Entity.

“Employee Agreements” mean any management, employment, severance, consulting or similar agreement, arrangement or contract between any RFG Family Entity or any ERISA Affiliate and any employee or consultant that is not an Employee Plan.

“Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, that is or has been maintained, contributed to, or required to be contributed to, by any RFG Family Entity or any ERISA Affiliate for the benefit of any Employee, and pursuant to which the RFG Family Entity or any ERISA Affiliate has any Liability.

“Employment Agreement” has the meaning set forth in Section 6.10.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, encumbrance, conditional sale agreement, retention agreement, easement, deed of trust, hypothecation, conditional sale or restriction on transfer of title or voting, except for any restrictions on transfer generally arising under any applicable federal or state securities laws.

“End Date” has the meaning set forth in Section 11.1.

“Environmental Claim” means any written claim, demand, complaint, Action, investigation, request for information or notice by any Person alleging potential Liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the RFG Family Entity, or (b) circumstances forming the basis of Liability under or any violation of any Environmental Law.

“Environmental Law” means all federal, state, local and foreign Laws and regulations relating to pollution or protection of the environment, including, without limitation, Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport, disposal or handling of Hazardous Materials.

“ERISA Affiliate” means any Person under common control with or otherwise required to be treated as a single employer or aggregated with any RFG Family Entities as set forth in Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA and the regulations thereunder.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Summit Point Escrow Company.

“Escrow Agreement” means the agreement, substantially in the form set forth in Exhibit C hereto, by and among Calavo, the Sellers’ Representative and the Escrow Agent with respect to the Holdback Shares and the Collateral Interests.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exclusivity Agreement” means the Exclusivity Agreement, dated March 30, 2011, by and between Calavo and certain of the other Parties hereto.

“Final Statement” has the meaning set forth in Section 2.11.

“Financial Statements” has the meaning set forth in Section 3.7.

“Financial Statement Principles” means GAAP applied in a manner consistent with the accounting principles and methodologies used by Calavo in preparing its financial statements at the relevant time.

“Force Majeure Adjustment” has the meaning set forth in Section 2.21.

“Force Majeure Event” shall mean any event beyond Surviving RFG’s reasonable control as a result of one or more of the following events: acts of nature or God, acts of civil or military authority, embargoes, epidemics, war, sabotage, terrorism, riots, insurrections, accidents, fires, explosions, power failures, earthquakes, storms, snowstorms, freezing temperatures, hailstorms, inclement weather, floods, drought, lockouts, labor disputes, strikes, federal, state or municipal legal restriction or limitation or compliance therewith, trade disputes, termination of or failure to grant a material license, failure or delay of transportation, shortage of, or inability to obtain, product, material, or other operational necessity, lack of fuel for transportation or processing equipment, or failure or delay in any service provided to a party by any third party.

“Form 8594” has the meaning set forth in Section 8.4.

“Former Real Property” has the meaning set forth in Section 3.22.

“FTC” means the United States Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“GHCA” has the meaning set forth in the Recitals.

“GHSW” has the meaning set forth in the Recitals.

“Governmental Authority” means any government, quasi government or governmental (including multinational bodies), administrative or regulatory body thereof, whether Federal, State, local or foreign, any agency or instrumentality thereof and any court, tribunal or judicial or arbitral body thereof having jurisdiction over the Parties or their assets, including the U.S. Food and Drug Administration and the U.S. Department of Agriculture.

“Governmental Order” means any order, writ, judgment, stipulation, determination, or award made, issued, or entered into by or with any Governmental Authority.

“Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any petroleum or petroleum products, by-products or derivatives, radon, toxic mold and asbestos or asbestos-containing materials.

“Holdback Period” means the period beginning at the Closing and ending on the one year anniversary of the Closing.

“Holdback Shares” has the meaning set forth in Section 2.9.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder.

“Incentivized Individuals” mean those Persons set forth on Schedule 1.1 of the Sellers’ Disclosure Letter, which represent those individuals who have entered or will enter into an agreement with the Sellers with respect to any Earn-Out Payments. Any Contract or amendment thereto between any Incentivized Individuals and RFG, the LLCs, Surviving RFG, any Seller or any Related Person, whether entered into before or after Closing, shall be disclosed to Calavo (if prior to the Closing) or to the Board of Managers (if after the Closing) at least 3 business days prior to the date of effectiveness thereof.

“Indebtedness” of any Person means, without duplication, (a) the principal, accrued and unpaid interest, prepayment or redemption premiums or penalties (if any), breakage costs, unpaid fees or expenses and other monetary obligations, in each case, in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar debt instruments evidencing money borrowed for the payment of which such Person is responsible or liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business), (c) all obligations of such Person under leases required to be capitalized in accordance with GAAP, (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (e) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof), (f) all obligations of the type referred to in clauses (a) through (e) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations, and (g) all obligations of the type referred to in clauses (a) through (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Encumbrance on any asset of such Person (whether or not such obligation is assumed by such Person).

“Independent Accounting Firm” means Grant Thornton LLP, or in the event that Grant Thornton LLP is not able to serve in such capacity for any reason, such other independent accounting firm agreed to by Calavo and the Sellers’ Representative. Each Party represents that they have not previously hired, retained the services of, or otherwise directly or indirectly payed compensation to Grant Thornton LLP in any capacity.

“Independent Contractor” means any current or former individual who is or was considered under any Law to be an independent contractor of any of the RFG Family Entities.

“Independent Contractor Agreement” refers to any Contract between an Independent Contractor and any of the RFG Family Entities that involves payments by the RFG Family Entities (individually or on a consolidated basis) in excess of $100,000 annually.

“Initial Merger Cash” means cash in an amount equal to $15,000,000. Notwithstanding the foregoing or any other provision in this Agreement to the contrary, the amount of the Initial Merger Cash shall be adjusted at the Closing as set forth herein pursuant to the Closing Statement to be delivered pursuant to Section 2.11. The adjustment to the Initial Merger Cash shall be (i) upward, on a dollar-for-dollar basis, to the extent that the Closing Adjustment Amount at Closing is greater than $0, and (ii) downward, on a dollar-for-dollar basis, to the extent that the Closing Adjustment Amount at Closing is less than $0. To the extent the Final Statement is different from the Closing Statement, the Initial Merger Cash shall be adjusted as provided herein and such adjustment shall be paid as provided in Section 2.11.

“Initial Merger Consideration” means the Initial Merger Cash plus the Initial Merger Shares.

“Initial Merger Consideration Value” means $15,989,000, representing the value of the Initial Merger Cash (without any adjustments pursuant to Section 2.11) plus the Initial Merger Shares, valued at the Merger Shares Value.

“Initial Merger Shares” means the 43,000 Merger Shares issuable as part of the Initial Merger Consideration.

“Insurance Policies” has the meaning set forth in Section 3.25.

“Intellectual Property” means all of the following throughout the world: (a) all patents, patent applications and patent disclosures, together with all divisions, reissuances, continuations, continuations in part, revisions, extensions and reexaminations relating thereto (the “Patents”), (b) trademarks, service marks, trade dress, logos, designs indicating source, slogans, trade names, corporate names, fictitious business names and domain names, including all applications, registrations and renewals relating to the foregoing and all goodwill associated therewith (the “Trademarks”), (c) copyrightable works, including internet websites and web pages, and all copyright applications, registrations, and renewals and all works of authorship covered thereby (the “Copyrights”), (d) trade secrets and confidential business information, including proprietary and confidential ideas, research and development, know how, formulae, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals (the “Trade Secrets”), and (e) rights in computer software, including all data and related documentation.

“Interim Financial Statements” has the meaning set forth in Section 3.7.

“IRS” means Internal Revenue Service.

“Knowledge” means (a) in the case of an individual, as to a particular fact or matter, that (i) such individual is actually aware of such fact or matter or (ii) a prudent individual would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of conducting a reasonable investigation concerning the existence of such fact or matter and (b) in the case of a Person that is not an individual, as to a particular fact or matter, the Knowledge (as defined in clause (a) above) as to such fact or matter of any individual who is serving as a director, manager, officer, member or similar position of such Person or any employee of such Person who is charged with primary responsibility for the area of the operations related to such fact or matter.

“Law” means any statute, law, ordinance, regulation, rule, code requirements of common law, or other requirement of any Governmental Authority, including, without limitation, the HSR Act, the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, any other United States federal or state or foreign laws, decrees or administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, Environmental Laws, the Consumer Product Safety Act, as amended, Federal Hazardous Substances Act, as amended, Poison Prevention Packaging Act, as amended, the Fair Packaging and Labeling Act, as amended, the Perishable Agricultural Commodities Act, as amended, the Food, Drug and Cosmetic Act, as amended, or Occupational Safety and Health Act of 1970, as amended, and all comparable state laws, any applicable and binding regulations, standards, policies or guidelines promulgated or issued pursuant to such acts and any similar applicable and binding laws, regulations, policies or guidelines.

“Leased Real Property” has the meaning set forth in Section 3.19.

“Liability” means any debt, loss, damage, adverse claim, fine, penalty, liability or obligation of any kind, whether direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, absolute, contingent, matured or unmatured, liquidated or unliquidated, disputed or undisputed, due or to become due and whether in contract, tort, strict liability or otherwise.

“Lines of Credit” means those certain lines of credit held by the RFG Family Entities with Tri Counties Bank.

“LLC” has the meaning set forth in the Recitals.

“Lock-Up Period” has the meaning set forth in Section 2.23.

“Losses” has the meaning set forth in Section 10.2.

“Material Adverse Effect” means any fact, change, event, result, occurrence, effect or circumstance, individually or together with other facts, changes, events, results, occurrences,

effects or circumstances, the effect of which is, or is reasonably likely to be in the future, materially adverse to (a) the Business, Assets, Liabilities (including contingent Liabilities), earnings, operations, properties, results of operations, condition (financial or otherwise) or prospects of the RFG Family Entities, taken as a whole; provided, however, that Material Adverse Effect shall not include any change, event or circumstance to the extent resulting from, relating to or arising out of: (i) general economic conditions, except to the extent such changes or conditions have a disproportionate adverse impact on any of the RFG Family Entities or the Business as compared to other persons or participants in the industries in which the RFG Family Entities conduct the Business; (ii) national or international political or social actions or conditions, including the engagement by any country in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (iii) any actions taken, or failures to take action, in each case, to which Purchaser has consented in writing; (iv) the compliance of the RFG Family Entities or the Sellers with the terms of this Agreement and the other agreements contemplated hereby, or (b) the ability of RFG to consummate the transactions contemplated by this Agreement.

“Material Contract” has the meaning set forth in Section 3.16.

“Material Customer” has the meaning set forth in Section 3.20.

“Material Supplier” has the meaning set forth in Section 3.20.

“Measurement Month” has the meaning set forth in Section 2.13.

“Merger” has the meaning set forth in Section 2.1.

“Merger Certificate” has the meaning set forth in Section 2.1.

“Merger Consideration” means the Initial Merger Consideration and if earned, the Earn-Out Payments.

“Merger Shares” means any shares of Common Stock issued as part of the Initial Merger Consideration or the Earn-Out Payments. Neither the issuance nor the resale of the Merger Shares shall be registered by Calavo under the Securities Act or any state securities law or regulation. If at any time Calavo merges into any other corporation then, if any Earn-Out Payments are required to be issued in the form of shares of Common Stock following the completion of such merger, the Securityholders shall receive in lieu of the shares of Common Stock, the form and amount of consideration received by Calavo’s shareholders in exchange for each share of Common Stock in such merger times the number of shares of Common Stock that would have been issued had the merger of Calavo into such surviving corporation not occurred.

“Merger Shares Value” means $23.00 per share of Common Stock, the value of the Common Stock for purposes of this Agreement. If, on or prior to the issuance of any Merger Shares, (i) Calavo shall subdivide its capital stock (by any stock split, stock dividend or otherwise), (ii) Calavo shall combine the outstanding shares of its capital stock, or (iii) there shall be any capital reorganization or reclassification of Calavo’s capital stock (other than a change in par value, or from par value to no par value, or from no par value to par value), the Merger Shares Value then in effect shall be correspondingly adjusted for all future issuances of Merger Shares, and Calavo shall notify the Sellers’ Representative of such adjustment.

“Mr. Castillo” means Jose O. Castillo.

“Mr. J. Catchot” means James Catchot.

“Mr. Johnson” means Donald L. Johnson.

“Mr. K. Catchot” means Kenneth Catchot.

“Mr. Gibson” means James Gibson.

“Multiemployer Plan” means any Employee Plan that is a “multiemployer plan,” as defined in Section 3(37) or 4001(a)(3) of ERISA.

“National Securities Exchange” has the meaning set forth under Section 6 of the Exchange Act and includes, without limitation, the Nasdaq Stock Market, on which the Common Stock is listed as of the date of this Agreement.

“New Customer” has the meaning set forth in Section 2.17.

“Newco” has the meaning set forth in the introduction paragraph.

“New Material Contract” means any of the following Contracts (or material amendments or changes thereto) to which Surviving RFG or any of its Subsidiaries becomes a party after the Closing Date or by which Surviving RFG or any its Subsidiaries becomes bound after the Closing Date:

(i) all Contracts between Surviving RFG or any of its Subsidiaries and any Related Person (other than Calavo or Surviving RFG’s wholly-owned Subsidiaries);

(ii) all Contracts containing covenants of Surviving RFG or its Subsidiaries not to compete in any line of business or with any other Person in any geographical area;

(iii) all Contracts relating to any loan agreement, guaranty, security agreement or other agreement;

(iv) all other Contracts that: (x) involve capital expenditures by Surviving RFG that are inconsistent with the Capital Expenditure Plan, or (y) require performance by Surviving RFG or its subsidiaries after the end of the Earn-Out Period;

(v) all Contracts involving Owned Real Property or Real Property Leases;

(vi) all Contracts involving Employee Plans; or

(vii) each settlement, conciliation or similar Contract which includes any payment in an amount in excess of $100,000 in the aggregate or limits, in any manner, the operation of any of Surviving RFG or the Business.

“Off Balance Sheet Arrangement” has the meaning set forth in Item 303(a) of Regulation S-K promulgated under the Exchange Act.

“Operating Agreement” has the meaning set forth in Section 2.4.

“Organizational Documents” means (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles or certificate of organization and the operating agreement of a limited liability company; (e) the trust agreement of a trust; (f) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person; and (g) any amendment to any of the foregoing.

“Owned Real Property” has the meaning set forth in Section 3.18.

“Party” or “Parties” means any party to this Agreement.

“Pending Claim” has the meaning set forth in Section 2.10(e).

“Permit” means all approvals, consents, licenses, permits, authorizations, waivers and certificates issued by any Governmental Authority, including any licenses required by the Food and Drug Administration.

“Permitted Assignee” means, in respect of each of the Securityholders, any one or more of the following, provided that such Person agrees in writing to be bound by this Agreement: (i) the estate of such Securityholder or their descendants, either in accordance with such Securityholder’s will or intestacy; (ii) any inter vivo or testamentary trust for the benefit of the Securityholder’s descendants or spouse, so long as any such trust or account is under the sole control of the Securityholder and such beneficiaries agree to be bound by this Agreement; (iii) a revocable trust (but not an irrevocable trust) established by the Securityholder for his or her benefit, or for the benefit of his or her spouse or children, so long as any such trust or account is under the sole control of the Securityholder, or (iv) another Person, all of the voting securities or other ownership interests of which are owned by the Securityholder.

“Permitted Encumbrances” means each of the following: (i) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other similar Encumbrances which have arisen in the ordinary course of business consistent with past practice and which are not individually or in the aggregate material to the Business; (ii) Encumbrances approved by Purchaser; (iii) Encumbrances for Taxes not yet delinquent or contested in good faith or that may hereafter be paid without interest of penalty and for which there are adequate accruals or reserves on the Interim Financial Statements; (iv) any and all present and future zoning restrictions, regulations, requirements, laws, ordinances, resolutions and orders of any city, town or village in which the Owned Real Property lies and of all boards, bureaus, commissions, departments and bodies of any municipal, county, state or federal sovereign or other governmental authority now or hereafter having or acquiring jurisdiction of the Owned Real Property or the use and improvement thereof; (v) statutory liens of landlords for amounts not yet due and payable and any unpaid, unmatured installment or installments of any assessment or assessments of any Governmental Authority having jurisdiction affecting the Owned Real Property which may become due and payable after the Closing; (vi) liens arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice; (vii) encumbrances on the Owned Real Property or Leased Real Property consisting of easements, rights of way, covenants, zoning restrictions, restrictions on the use of real property and defects and irregularities in the title thereto, in each case recorded against the Owned Real Property or Leased Real Property, Landlord’s or lessor’s liens under the Real Property Leases, and other minor liens or encumbrances recorded against Owned Real Property; and (viii) any state of facts which current, accurate surveys of the Owned Real Property would show, provided that none of the foregoing would, individually or in the aggregate, materially interfere with the continued use and operation of the Assets to which they relate in the conduct of the Business as presently conducted; and (ix) other imperfections of title or encumbrances, if any, that individually or in the aggregate do not materially interfere with the continued use and operation of the Assets to which they relate in the conduct of the Business of RFG as presently conducted.

“Person” means any individual, corporation, general partnership, limited partnership, limited liability company, limited liability partnership, association, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Personal Property Leases” has the meaning set forth in Section 3.27.

“Product Liability” has the meaning set forth in Section 3.26.

“Purchaser” has the meaning set forth in the introduction paragraph.

“Purchaser’s Disclosure Letter” has the meaning set forth in Article 5.

“Real Property Lease” has the meaning set forth in Section 3.19.

“Receiving Party” has the meaning set forth in Section 9.1.

“Related Person” means (a) any of the Sellers, (b) any director, manager, officer, equity holder or employee of any of the RFG Family Entities (including, after the Closing, Surviving RFG and its Subsidiaries), (c) any member of the immediate family of any Person referred to in (a) or (b) above; (d) any Person in which a 5% beneficial or economic interest is held by any Person referred to in (a), (b) or (c) above, or (e) any Person in which any Person described in (a), (b) or (c) above is an officer, director, trustee, or otherwise has the ability to direct the management or operation of such Person.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including, without limitation, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Relevant Proceedings” has the meaning set forth in Section 8.3.

“Representative” means, with respect to any Person, its directors, officers, employees, agents, accountants, legal and financial advisers and other representatives.

“Revenues” means net revenues from the sale of products of Surviving RFG on a consolidated basis with its Subsidiaries for the applicable period, as such items are calculated in a manner consistent with GAAP applied in a manner consistent with the Financial Statement Principles.

“RFG” has the meaning set forth in the introduction paragraph.

“RFG Family Entities” has the meaning set forth in the Recitals.

“Roll Up Transaction” means the transactions whereby GHCA and GHSW became the wholly-owned Subsidiaries of RFG.

“[***] Agreement” means that certain agreement between [***] and the RFG Family Entities.

“SBA Loan” means the Small Business Loan Agreement, SBA Loan #349-012-5009, between LIG Partners, LLC and EDF Resource Capital, Inc., which had a funding date of October 14, 2009.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Certificate” means any certificate representing Securities of RFG.

“Security” means, with respect to any Person, (a) any capital stock, share capital, ownership, equity, voting or profits interest, or other securities of such Person, (b) any rights, options, warrants, calls, subscriptions, securities or other agreements and commitments convertible into or exchangeable or exercisable for, or evidencing the right to subscribe for, directly or indirectly, capital stock, share capital, ownership, equity, voting or profits interest, or other securities, of such Person, or (c) any bonds, debentures, notes, or other indebtedness that, in each case, entitle the holders to vote (or that are convertible into or exchangeable or exercisable for capital stock, share capital, ownership, equity, voting or profits interest, or other securities that entitle any of the holders to vote) with holders of shares of share capital, ownership, equity, voting or profits interest, or other securities of such Person on any matter.

“Securityholders” has the meaning set forth in the introduction paragraph.

“Securityholder Entity” means any Securityholder that is not a natural person.

“Sellers” has the meaning set forth in the introduction paragraph.

“Sellers’ Disclosure Letter” has the meaning set forth in Article 3.

“Sellers’ Representative” has the meaning set forth in Section 12.17.

“Stage 2 Cash” means the cash portion of any Stage 2 Earn-Out Payment, if any.

“Stage 2 Earn-Out Payment” has the meaning set forth in Section 2.12.

“Stage 2 Maximum Earn-Out Consideration” has the meaning set forth in Section 2.12.

“Stage 2 Maximum Earn-Out Consideration Value” means the value of the Stage 2 Maximum Earn-Out Consideration, with the Merger Shares being valued at the Merger Shares Value.

“Stage 2 Maximum Earn-Out Trigger” has the meaning set forth in Section 2.12.

“Stage 2 Merger Shares” mean the Merger Shares issued in connection with the Stage 2 Earn-Out Payment, if any.

“Stage 2 Scale Earn-Out Consideration” has the meaning set forth in Section 2.12.

“Stage 2 Scale Earn-Out Trigger” has the meaning set forth in Section 2.12.

“Stage 3 Cash” means the cash portion of any Stage 3 Earn-Out Payment, if any.

“Stage 3 Earn-Out Payment” has the meaning set forth in Section 2.13.

“Stage 3 Maximum Earn-Out Consideration” has the meaning set forth in Section 2.13.

“Stage 3 Maximum Earn-Out Trigger” has the meaning set forth in Section 2.13.

“Stage 3 Merger Shares” mean Merger Shares issued in connection with the Stage 3 Earn-Out Payment, if any.

“Stage 3 Scale Earn-Out Consideration” has the meaning set forth in Section 2.13.

“Stage 3 Scale Earn-Out Trigger” has the meaning set forth in Section 2.13.

“State Law” means the Delaware Limited Liability Company Act.

“Straddle Returns” has the meaning set forth in Section 8.1.

“Stub Period” has the meaning set forth in Section 8.1.

“Stub Period Income Tax Returns” has the meaning set forth in Section 8.1.

“Subsidiary” means, with respect to any Person, any legal entity of which such Person (either alone or through or together with any other Subsidiary or Subsidiaries thereof) is the general partner or managing entity or of which at least a majority of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such legal entity, is directly or indirectly owned or controlled by such Person (either alone or through or together with any other Subsidiary or Subsidiaries thereof).

“Surviving RFG” has the meaning set forth in Section 2.3.

“Tax” or “Taxes” means all Federal, State, local or foreign taxes, charges, fees, levies or other similar assessments, including, without limitation, all net income, gross income, gross receipts, value added, activity, capital, capital stock, inventory, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments, escheat obligations or charges of any kind whatsoever, together with any interest and any penalties, fines, additions to tax or additional amounts imposed by any Tax Authority.

“Tax Authority” means a Federal, State, local or foreign Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax, as the context requires.

“Tax Returns” means all returns, declarations, reports, estimates and statements regarding Taxes, required to be filed with any Tax Authority.

“Termination Date” has the meaning set forth in Section 11.1.

“Third Party Claim” has the meaning set forth in Section 10.4.

“Top 5 Customers” mean [***], which are the top five customers based on aggregate consideration paid to the RFG Family Entities (on a consolidated basis) for goods or services for the two most recent fiscal years as set forth on Schedule 3.20 of the Sellers’ Disclosure Letter.

“Transaction Tax Benefit” means the Tax benefit attributable to the aggregate expenses resulting from the payment of any bonuses, any payments for any restricted stock, non-qualified options or stock appreciation rights, or any other compensatory payments, management, advisory or consulting fees and other similar items, any capitalized financing costs and expenses (including any loan fees, any costs related to the redemption of any Indebtedness, any costs related to prepayment penalties or premiums and any accrued (and not previously deducted) original issue discount on any Indebtedness of RFG), in each case which may become deductible in the current taxable year by Surviving RFG in connection with the transactions contemplated hereby, as well as any other deductions of Surviving RFG in the current year incurred in connection with the transactions contemplated hereby net of Tax costs in connection therewith in each case, which have not otherwise been borne by the Securityholders.

“Trust” means RFG Nominee Trust, the trust formed solely for purposes of administering the Merger Consideration (and which as of Closing will hold no assets or liabilities other than the

Merger Consideration received by the Trust and rights of the Securityholders to receive the Merger Consideration), whose only named beneficiaries are the Sellers and whose sole trustee is the Sellers’ Representative or his successor (provided, however, that any successor that is not Mr. J. Catchot or Mr. Gibson must be approved in writing by Calavo, such approval not to be unreasonably withheld).

“Year-End Financial Statements” has the meaning set forth in Section 3.7.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act and the rules and regulations promulgated thereunder.

1.2 Rules of Construction.

(a) As used in this Agreement, unless the context would require otherwise:

(i) references to the plural include the singular, and references to the singular include the plural;

(ii) references to either gender include the other gender and gender neuter, and references to gender neuter shall include either gender;

(iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”;

(iv) the term “or” has the inclusive meaning represented by the phrase “and/or”;

(v) the terms “hereof,” “herein,” “hereunder,” “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement;

(vi) the terms “day” and “days” mean and refer to calendar day(s);

(vii) the terms “year” and “years” mean and refer to calendar year(s); and

(viii) the term “dollars” shall mean United States dollars.

(b) Unless otherwise set forth herein, any reference in this Agreement to any document, instrument or agreement (including this Agreement) includes and incorporates all exhibits, schedules and other attachments thereto.

(c) All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.

(d) Terms used but not otherwise defined in this Agreement that are defined by GAAP shall have the respective meaning given such terms under GAAP. Any reference to a period delineated by a certain number of months (i.e. a twelve-month period) shall mean a period ending on the last day of the calendar month.

(e) This Agreement was prepared jointly by the Parties hereto and no rules that it be construed against the drafter will have any application in its construction or interpretation.

Article 2

THE MERGER

2.1 The Merger. Subject to the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Newco shall merge with and into RFG (the “Merger”). The Closing shall occur, and the Merger shall become effective at the time the Certificate of Merger (the “Merger Certificate”) shall have been duly filed with the Secretary of State of the State of Delaware or such later date and time as is agreed upon by the Parties and specified in the Merger Certificate, such date and time to be hereinafter referred to as the “Effective Time.” The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.2 Merger Certificate. Calavo shall prepare a Merger Certificate that contains the statements required by State Law. The Parties to this Agreement shall cooperate in connection with executing and filing the Merger Certificate with the Secretary of State of the State of Delaware on a timely basis.

2.3 Effect of the Merger. At the Effective Time, the separate existence of Newco shall terminate, and RFG shall continue as the surviving entity of the Merger (“Surviving RFG”). From and after the Effective Time, all the rights, property, privileges, powers and franchises of each of RFG and Newco shall vest in Surviving RFG, and Surviving RFG shall be subject to all the Liabilities and duties of each of RFG and Newco. The Merger shall be effective as provided in this Agreement and the applicable provisions of State Law. After the Effective Time, there shall be no further registrations or transfers of Securities Certificates on the equity interest transfer records of RFG.

2.4 Certificate of Formation, Operating Agreement and Officers and Managers of RFG After the Merger.

(a) Unless and until amended after the Closing in accordance with applicable Law, the Certificate of Formation of RFG shall be the Certificate of Formation of Surviving RFG after the Closing. Unless and until amended after the Closing in accordance with applicable Law, the Operating Agreement of Surviving RFG shall be amended and restated at the Effective Time to be substantially in the form set forth as Exhibit B (the “Operating Agreement”).

(b) Surviving RFG shall be governed in accordance with this Agreement and the Operating Agreement. As soon as practicable after Closing, the Board of Managers shall amend and restate the limited liability company agreements of the LLCs to provide for management by Surviving RFG as the sole member, to provide that the officers of Surviving RFG shall be the officers of the LLCs and to provide for such other terms as may be agreed upon by the Board of Managers, provided all such terms shall be consistent with the terms of this Agreement and the Operating Agreement.

(c) The officers of Surviving RFG, effective at the Effective Time, shall be as set forth in the Operating Agreement until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the applicable provisions of Surviving RFG’s Certificate of Formation, Operating Agreement and State Law.

2.5 Conversion of Securities. At the Closing, as a result of the Merger and without any action on the part of Purchaser, RFG or any Seller:

(a) Each Security of Newco that is outstanding immediately prior to the Closing automatically shall be converted into and become one validly issued, fully paid and non-assessable Security in Surviving RFG with the same rights, powers and privileges as the Securities so converted and shall constitute the only outstanding equity interests of Surviving RFG. From and after the Effective Time, all certificates representing the Securities of Newco shall be deemed for all purposes to represent the number of Securities of Surviving RFG into which they were converted in accordance with the immediately preceding sentence. Calavo shall own all outstanding Securities of Surviving RFG from and after the Effective Time.

(b) All of the Securities of RFG that are outstanding immediately prior to the Effective Time shall be canceled and extinguished and shall be converted automatically into the right to receive an allocation of the Merger Consideration as set forth on Exhibit A, which represents each Securityholder’s proportional interest in RFG. If the Merger Consideration consists of cash and Merger Shares, each Securityholder shall be entitled to his or its pro rata portion of each.

2.6 Fractions and Rounding. Notwithstanding any other provision hereof, no fractional shares of Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued as Merger Consideration; instead, Purchaser will pay to each payee otherwise entitled to receive a fractional share of Common Stock, an amount in cash (without interest) determined by multiplying such fraction of a share of Common Stock by the Merger Share Value. Any cash portion of the Merger Consideration payable pursuant to this Article 2 shall be rounded to the nearest cent (with one-half being rounded up).

2.7 Approval of Merger. Each Seller, by executing this Agreement, hereby consents to this Agreement and all transactions contemplated hereby, including but not limited to the Merger. Calavo, as the sole holder of Securities of Newco, hereby consents to this Agreement and all transactions contemplated hereby, including but not limited to the Merger.

2.8 Dissenting Shares. Because each holder of voting securities of RFG and Newco has consented in writing to the Merger, no holder of voting securities of RFG or Newco shall be entitled to exercise dissenter’s rights or appraisal rights under State Law.

2.9 Payment at Closing.

(a) At the Closing, Calavo shall pay an amount equal to the Initial Merger Cash to the Trust, which shall distribute such amounts to the Securityholders as set forth in Section 2.24. The Sellers agree and acknowledge that Purchaser shall have no liability for distributions made to the Sellers by the Trust.

(b) As promptly as possible after the Closing, Calavo shall cause its transfer agent to issue a stock certificate in the name of the Trust to evidence the Initial Merger Shares. Such stock certificate shall be delivered to the Escrow Agent and shall evidence the Initial Merger Shares (the “Holdback Shares”) that the Securityholders have agreed to allow the Escrow Agent to hold as security for the Sellers’ obligations pursuant to Section 2.11 and Article 10, in accordance with Section 2.10.

(c) The Securityholders hereby covenant that the Initial Merger Consideration shall be used to pay off the SBA Loan as soon as practicable, but not later than 5 business days, after Closing.

2.10 Merger Securities Held by Escrow Agent.

(a) As security for the closing adjustment obligations of the Sellers described in Section 2.11 and the indemnification obligations of the Sellers described in Article 10, the Escrow Agent shall hold the Holdback Shares in accordance with this Section 2.10 and the Escrow Agreement.

(b) During the period in which the Escrow Agent holds the Holdback Shares as security, the Trust shall be treated as the record owner of the Holdback Shares and shall have voting rights and dividend rights with respect to the Holdback Shares. Neither the Trust nor any Seller shall be entitled to sell, assign, pledge or otherwise transfer (except to Calavo) any of the Holdback Shares prior to the later to occur of (i) the end of the Lock-Up Period with respect to such Holdback Shares, and (b) the delivery of the Holdback Shares to the Trust by the Escrow Agent in accordance with this Section 2.10 and the terms of the Escrow Agreement. Any stock dividends or stock split shares that are distributed by Calavo on the Holdback Shares shall be delivered to the Escrow Agent and be held by the Escrow Agent subject to the terms of this Section 2.10 and the Escrow Agreement, but any cash dividends that are paid by Calavo on the Holdback Shares shall be distributed to the Trust.

(c) If a Seller becomes obligated under Article 10 or any other provision of this Agreement to make a payment to Calavo, such payments, at the election of Seller, shall be made by wire transfer of immediately available funds by the Sellers to Calavo. To the extent that the Sellers do not timely make payments in accordance with the terms of this Agreement, Calavo may, at its option, use the Holdback Shares to recover any funds to which they may be entitled. The number of the Holdback Shares to be transferred to Calavo, if any, shall be equal to the aggregate amount of the indemnifiable Losses or other obligation to be paid by the Sellers in the form of Holdback Shares, divided by the Merger Shares Value. For example, if the Sellers owe $500,000, Calavo shall receive from the Escrow Agent 21,739 Holdback Shares ($500,000 divided by $23), and the Sellers and the Trust shall cease to be treated as the owner of those

Holdback Shares. If and to the extent that the Escrow Agent does not hold sufficient Holdback Shares to cover the obligation, then the Sellers (or, to the extent applicable, the Trust) shall be personally obligated to make a payment to Calavo for the deficit. In order to allow the Escrow Agent to instruct Calavo’s transfer agent to transfer shares to Calavo in satisfaction of a claim, the Trust shall deliver two duly executed stock assignments in blank to the Escrow Agent at the Closing. The Escrow Agent is authorized to complete such assignments and deliver them to Calavo’s transfer agent if a Seller becomes liable to make a payment to Calavo under this Agreement.

(d) The deposit of the Holdback Shares with the Escrow Agent is not intended to limit the amount or duration of the Sellers’ indemnification obligations under Article 10 or other obligations under this Agreement. If and to the extent that the Holdback Shares are not sufficient to satisfy the Sellers’ monetary obligation, if the Person entitled to indemnification is not Calavo or Surviving RFG, or if the Holdback Shares have been returned to the Seller following the expiration of the period described above, then Calavo (or any other Person entitled to indemnification) shall be entitled to such other remedies as set forth in this Agreement and shall be entitled to enforce such obligations against the Sellers.

(e) At the end of the Holdback Period, the Escrow Agent shall retain a number of Holdback Shares equal to the amount of any Pending Claim by Purchaser, and deliver to the Trust the Holdback Shares that have not been applied to the satisfaction of the Sellers’ obligations under this Agreement and are not being retained pursuant to a Pending Claim by Purchaser. A “Pending Claim” means a claim (i) that is asserted in good faith and on a reasonable basis by Calavo, (ii) for which written notice of the specific claim is given to the Sellers within the one year after the Closing Date, and (iii) which is based on a Seller’s obligation under this Agreement. If and to the extent that the Holdback Shares are being retained pursuant to a Pending Claim, the Escrow Agent shall deliver the Holdback Shares only if and when it is determined that such amounts are not required to be transferred to Calavo. After the return of the deposited Holdback Shares to the Trust, the Sellers shall remain personally obligated to satisfy their obligations under this Agreement to the extent that they have obligations that may continue after Holdback Shares have been delivered to the Trust.

2.11 Closing Adjustment.

(a) At least three business days prior to the Closing Date, RFG shall deliver to Purchaser an unaudited interim Closing Statement (the “Closing Statement”), certified as true and correct by RFG’s Chief Financial Officer, setting forth, in reasonable detail, RFG’s good faith calculation of the Current Assets, Current Liabilities and Closing Adjustment Amount as of the Closing Date. All expenses relating to the preparation of the Closing Statement by employees or agents of RFG or Purchaser will be borne by the party employing or engaging such employees or agents and will be reflected in the Closing Statement as appropriate. Purchaser and Purchaser’s independent certified public accountants will have the right to review, at the expense of Purchaser, any applicable work papers relating to the preparation of the Closing Statement.

(b) No later than 60 calendar days after the Closing Date, Calavo will prepare and deliver, or cause to be prepared and delivered, to the Sellers’ Representative, at Calavo’s expense, an unaudited statement (the “Final Statement”), certified as true and correct by Calavo’s Chief Financial Officer, which will set forth in reasonable detail any proposed adjustments to the Closing Adjustment Amount as of the Closing Date from the estimate thereof set forth in the Closing Statement. The Sellers’ Representative and his Representatives will have the right to review, at the Sellers’ Representative’s expense, the Books and Records of Surviving RFG, relating to the preparation of the Final Statement; provided, however, that any information received in connection with such review shall be subject to the same restrictions set forth in Section 2.15 with respect to Earn-Out Statement Confidential Information.

(c) In the event of any objection by the Sellers’ Representative with respect to the calculations set forth in the Final Statement, the Sellers’ Representative shall give written notice to Calavo of the existence of such objection and the Parties will attempt to resolve any disputed items in good faith for a period of 30 days from the receipt of such written notice. If the Sellers’ Representative does not deliver a written objection within 30 days after his receipt of the Final Statement, then the calculation of the Closing Adjustment Amount as set forth in the applicable Final Statement shall be deemed to have been accepted.

(d) Failing resolution pursuant to Section 2.11(c) within 30 days after receipt of the written notice of objection from the Sellers’ Representative, either Calavo or the Sellers’ Representative may submit any unresolved disputed items with respect to the Final Statement for binding resolution to the Independent Accounting Firm. Calavo and the Sellers’ Representative shall direct the Independent Accounting Firm to, within 30 days following such submission, resolve the unresolved objections and such resolution shall be final and binding on all Parties hereto.

(e) Each of Calavo and the Sellers’ Representative shall submit to the Independent Accounting Firm (with a copy delivered to the other on the same day), within 10 days after the date of the engagement of the Independent Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions on the unresolved objections. Each of Calavo and the Sellers’ Representative may (but shall not be required to) submit to the Independent Accounting Firm (with a copy delivered to the other on the same day), within 20 days after the date of the engagement of the Independent Accounting Firm, a memorandum responding to the initial memorandum submitted to the Independent Accounting Firm by the other Party. Unless requested by the Independent Accounting Firm in writing, no Party hereto may present any additional information or arguments to the Independent Accounting Firm, either orally or in writing.

(f) Within 30 days after the date of its engagement hereunder, the Independent Accounting Firm shall issue a written ruling which shall include a revised Final Statement as adjusted (i) pursuant to any resolutions to objections agreed upon by Calavo and the Sellers’ Representative and (ii) pursuant to the Independent Accounting Firm’s resolution of the unresolved objections. The Independent Accounting Firm shall review only those matters specified in the unresolved objections and shall make no changes to the Final Statement, except as are required to resolve the unresolved objections. The Final Statement provided by the Independent Accounting Firm pursuant to this Section 2.11(f) shall be deemed to be the Final Statement and it shall be final and binding on all Parties hereto. The Parties agree that the procedure set forth in this Section 2.11 for resolving disputes with respect to the Final Statement shall be the sole and exclusive method for resolving any such disputes. The Independent Accounting Firm’s determination may be enforced in any court of competent jurisdiction, but the substance of the Independent Accounting Firm’s determination shall not be subject to review in any such proceeding.

(g) Calavo, on the one hand, and the Sellers, on the other hand, shall each be responsible for one-half of the fees and expenses of the Independent Accounting Firm.

(h) If, consistent with the provisions of this Section 2.11, the adjustments to the Final Statement require an adjustment to the Initial Cash Merger Consideration, the Sellers, on a joint and several basis, or Calavo, as applicable, will make any payments or refunds, as the case may be, on a dollar-for-dollar basis with respect to the Initial Cash Merger Consideration necessary as a result of the change in the Closing Adjustment Amount as shown in the Final Statement within five business days of the adjustments to the Final Statement being deemed final pursuant to Section 2.11. If a decrease of the Initial Cash Merger Consideration as a result of the change in the Closing Adjustment Amount as shown in the Final Statement requires a refund to Purchaser, such payment will be made by wire transfer of immediately available funds from the Sellers to Calavo. If an increase of the Initial Cash Merger Consideration as a result of the change in the Closing Adjustment Amount as shown in the Final Statement requires a refund to the Sellers, such payments shall be made by wire transfer of immediately available funds by Calavo to the Trust, net of applicable withholding taxes. To the extent that the Sellers do not timely make payments as set forth above, Calavo may, at its option, use the Holdback Shares to recover any refund to which they may be entitled.

(i) In addition, Calavo and the Sellers agree that in the event that Calavo is not able to recover the account receivable shown on Schedule 2.11 of the Sellers’ Disclosure Letter by September 1, 2011, the Sellers, on a joint and several basis, shall make payment to Calavo in the amount to which such account receivable has not been collected. Calavo agrees to use commercially reasonable efforts to collect such account receivable prior to September 1, 2011.

2.12 Stage 2 Earn-Out Payment. The “Stage 2 Earn-Out Payment” shall be determined in the following manner:

(a) If, prior to the end of the Earn-Out Period, Surviving RFG meets the Stage 2 Maximum Earn-Out Trigger, the Securityholders shall be paid by Calavo the Stage 2 Maximum Earn-Out Consideration in accordance with Section 2.16. For the avoidance of any doubt, the Stage 2 Maximum Earn-Out Trigger can be met only one time.

(b) The “Stage 2 Maximum Earn-Out Trigger” shall be met if for any twelve-month period during the Earn-Out Period, starting with the twelve-month period ended on the last day of the 12th full calendar month after the Closing, (a) the EBITDA for Surviving RFG is equal to or greater than $8,000,000 and (b) the Revenue for Surviving RFG is equal to or greater than $130,000,000.

(c) The “Stage 2 Maximum Earn-Out Consideration” shall be $5,000,000 in cash and 827,000 Merger Shares.

(d) If, as of the last day of the Earn-Out Period, Surviving RFG has not met the Stage 2 Maximum Earn-Out Trigger but has met the Stage 2 Scale Earn-Out Trigger, the Securityholders shall be paid by Calavo the Stage 2 Scale Earn-Out Consideration, if any, in accordance with Section 2.16.

(e) The “Stage 2 Scale Earn-Out Trigger” shall be met if, during the Earn-Out Period, (a) the Average EBITDA for Surviving RFG is equal to or greater than $6,000,000, and (b) the Average Revenue for Surviving RFG is equal to or greater than $120,000,000, but (c) the Stage 2 Maximum Earn-Out Trigger is not satisfied.

(f) The “Stage 2 Scale Earn-Out Consideration” shall be determined as follows:

EBITDA Payment	+ Revenue Payment	- IMV	=	Stage 2 Scale Earn-Out Payment

Where:

EBITDA Payment =	(AE X 5) 2
AE =	The lesser of Average EBITDA and $8,000,000
Revenue Payment =	The lesser of the EBITDA Payment and the Revenue Multiple
Revenue Multiple =	(Average Revenue X .307692) 2
IMV =	Initial Merger Consideration Value

In no event shall the Stage 2 Scale Earn-Out Consideration exceed the amount of the Stage 2 Maximum Earn-Out Consideration. The Stage 2 Scale Earn-Out Consideration shall be payable 79.18% in Merger Shares, valued at the Merger Shares Value, and 20.82% in cash. An example calculation is set forth on Exhibit D.

2.13 Stage 3 Earn-Out Payment. The “Stage 3 Earn-Out Payment” shall be determined in the following manner:

(a) If, prior to the end of the Earn-Out Period, Surviving RFG meets the Stage 3 Maximum Earn-Out Trigger, the Securityholders shall be paid by Calavo the Stage 3 Maximum Earn-Out Consideration in accordance with Section 2.16. For the avoidance of any doubt, the Stage 3 Maximum Earn-Out Trigger can be met only one time.

(b) The “Stage 3 Maximum Earn-Out Trigger” shall be met if for three consecutive months during the Earn-Out Period (each a “Measurement Month”), (a) the EBITDA for Surviving RFG for the twelve-month period ended on the last day of each Measurement Month is equal to or greater than $15,000,000 and (b) the Revenue for Surviving RFG for the twelve-month period ended on the last day of each Measurement Month is equal to or greater than $190,000,000. No month prior to the 12th full calendar month after the Closing may be a Measurement Month.

(c) The “Stage 3 Maximum Earn-Out Consideration” shall be $50,000,000 in cash and 434,783 Merger Shares.

(d) If, as of the last day of the Earn-Out Period, Surviving RFG has not met the Stage 3 Maximum Earn-Out Trigger but has met the Stage 3 Scale Earn-Out Trigger, the Securityholders shall be paid by Calavo the Stage 3 Scale Earn-Out Consideration, if any, in accordance with Section 2.16.

(e) The “Stage 3 Scale Earn-Out Trigger” shall be met if during the Earn-Out Period, (a) the Average EBITDA for Surviving RFG is equal to or greater than $10,000,000, and (b) the Average Revenue for Surviving RFG is equal to or greater than $133,000,000, but (c) the Stage 3 Maximum Earn-Out Trigger has not been met.

(f) The “Stage 3 Scale Earn-Out Consideration” shall be determined as follows:

EBITDA Payment	+ Revenue Payment	- PMV	=	Stage 3 Scale Earn-Out Payment

Where:

EBITDA Payment =	(AE X 6.66667) 2
AE =	The lesser of Average EBITDA and $15,000,000
Revenue Payment =	The lesser of the EBITDA Payment and the Revenue Multiple
Revenue Multiple =	(Average Revenue X .52632) 2
PMV =	Initial Merger Consideration Value + Stage 2 Maximum Earn-Out Consideration Value

In no event shall the Stage 3 Scale Earn-Out Consideration exceed the amount of the Stage 3 Maximum Earn-Out Consideration. The Stage 3 Scale Earn-Out Consideration shall be payable $10,000,000 in Merger Shares, valued at Merger Shares Value, and the remainder in cash. An example calculation is set forth on Exhibit D.

2.14 Limitations on Earn-Out Payments. Notwithstanding the foregoing, in the event that any Seller breaches any of the covenants contained in Article 9, then such Seller shall not be entitled to receive from Calavo any Earn-Out Payments that would otherwise have been distributed to such Seller by Purchaser in accordance with this Article 2. In such event, the total amount of any Earn-Out Payments shall be reduced by the total amount of any Earn-Out Payment that such Seller ceases to have the right to receive. For purposes of this Section, a breach of Article 9 by Mr. K. Catchot, Mr. J. Catchot or Mr. Gibson shall be also attributable to Liberty Fresh Foods, LLC, to the extent of the breaching Party’s interest therein on the date hereof (as set forth on Schedule 2.14 of the Sellers’ Disclosure Letter), and any breach of Article 9 by Liberty Fresh Foods, LLC shall be attributable to each of Mr. K. Catchot, Mr. J. Catchot and Mr. Gibson.

2.15 Calculation of Earn-Out Payments.

(a) During the Earn-Out Period, Calavo shall provide to the Sellers’ Representative, at Calavo’s expense, no later than the monthly meeting of the Board of Directors of Calavo (which in no event shall be later than 30 days after the end of each calendar month), monthly statements providing in reasonable detail information regarding the operation of the Business and the EBITDA and Revenues achieved by the Business for the twelve-months ended with the prior calendar month and the twelve-months ended with the two months immediately preceding such month, together with any other information reasonably necessary to permit the Sellers’ Representative to assess progress toward the achievement of the Earn-Out Triggers and the Benchmark (each, an “Earn-Out Statement”). Each Earn-Out Statement will be prepared in accordance with Financial Statement Principles. Purchaser shall maintain such accounting records, ledgers, books and other documents as may be necessary to prepare such statements and make such records, ledgers, books and other documents available to the Sellers’ Representative upon his request after reasonable notice and during normal business hours.

(b) In the event of any objection by the Sellers’ Representative with respect to the determination of the EBITDA, Revenues or the Earn-Out Payment payable for the Earn-Out Period, the Sellers’ Representative shall give written notice to Calavo of the existence of such objection and the Parties will attempt to resolve any disputed items in good faith for a period of 30 days from the receipt of such written notice. If the Sellers’ Representative does not deliver a written objection within 30 days after his receipt of an Earn-Out Statement, then the calculation of the EBITDA, Revenues and the Earn-Out Payment payable for the Earn-Out Period as set forth in the applicable Earn-Out Statement shall be deemed to have been accepted.

(c) Failing resolution pursuant to Section 2.15(b) within 30 days after receipt of the written notice of objection from the Sellers’ Representative, then either Calavo or the Sellers’ Representative may submit any unresolved disputed items with respect to the amount of EBITDA, Revenues or the Earn-Out Payment payable for the Earn-Out Period for binding resolution to the Independent Accounting Firm. Calavo and the Sellers’ Representative shall direct the Independent Accounting Firm to, within 30 days following such submission, resolve the unresolved objections and such resolution shall be final and binding on all Parties hereto.

(d) Each of Calavo and the Sellers’ Representative shall submit to the Independent Accounting Firm (with a copy delivered to the other on the same day), within 10 days after the date of the engagement of the Independent Accounting Firm, a memorandum (which may include supporting exhibits) setting forth their respective positions on the unresolved objections. Each of Calavo and the Sellers’ Representative may (but shall not be required to) submit to the Independent Accounting Firm (with a copy delivered to the other on the same day), within 20 days after the date of the engagement of the Independent Accounting Firm, a memorandum responding to the initial memorandum submitted to the Independent Accounting Firm by the other Party. Unless requested by the Independent Accounting Firm in writing, no Party hereto may present any additional information or arguments to the Independent Accounting Firm, either orally or in writing.

(e) Within 30 days after the date of its engagement hereunder, the Independent Accounting Firm shall issue a written ruling which shall include a revised Earn-Out

Statement as adjusted (i) pursuant to any resolutions to objections agreed upon by Calavo and the Sellers’ Representative and (ii) pursuant to the Independent Accounting Firm’s resolution of the unresolved objections. The Independent Accounting Firm shall review only those matters specified in the unresolved objections and shall make no changes to the Earn-Out Statement, except as are required to resolve the unresolved objections. The Earn-Out Statement provided by the Independent Accounting Firm pursuant to this Section 2.15 shall be deemed to be the final Earn-Out Statement and it shall be final and binding on all Parties hereto. The Parties agree that the procedure set forth in this Section 2.15 for resolving disputes with respect to the Earn-Out Statement shall be the sole and exclusive method for resolving any such disputes. The Independent Accounting Firm’s determination may be enforced in any court of competent jurisdiction, but the substance of the Independent Accounting Firm’s determination shall not be subject to review in any such proceeding.

(f) Calavo, on the one hand, and the Sellers, on the other hand, shall each be responsible for one-half of the fees and expenses of the Independent Accounting Firm.

(g) After the Closing, upon reasonable written notice, Purchaser shall furnish or cause to be furnished to the Sellers’ Representative access, during normal business hours, to the Books and Records of Surviving RFG for any reasonable business purpose. The Sellers’ Representative acknowledges that receipt of (i) the Earn-Out Statements, together with any supporting documentation, and any information which may be gained as a result of the access contemplated by such Section 2.15, to the extent not already disclosed to the public, may constitute receipt of confidential and/or material, non-public information (the “Earn-Out Statement Confidential Information”) concerning Purchaser. In addition, the Sellers’ Representative acknowledges that he and the other Sellers are prohibited from (i) purchasing or selling Securities of Calavo until 48 hours after such Earn-Out Statement Confidential Information (or financial information of the Purchaser covering the relevant time period to which the Earn-Out Statement Confidential Information relates) is disclosed to the public and (ii) communicating such Earn-Out Statement Confidential Information to any other Person under circumstances in which it is reasonably foreseeable that such Person will purchase or sell Securities of Calavo until such Earn-Out Statement Confidential Information (or financial information of Calavo covering the relevant time period to which the Earn-Out Statement Confidential Information relates) is disclosed to the public. In addition, the Sellers’ Representative shall cause any Person (including any of the Sellers’ Representative’s officers, employees, directors, managers, advisors, agents, attorneys, accountants or Representatives) receiving access to Earn-Out Statement Confidential Information on behalf of the Sellers’ Representative to keep such Earn-Out Statement Confidential Information confidential and not disclose any such Earn-Out Statement Confidential Information to others. Notwithstanding anything in this Agreement to the contrary, the Sellers’ Representative shall be entitled to disclose Earn-Out Statement Confidential Information (i) if requested or required by law, regulation or legal or regulatory process (in which case, prior to such disclosure the Sellers’ Representative will give the Purchaser prior written notice and an opportunity to obtain, at the Purchasers’ sole cost and expense, a protective order or other appropriate remedy against such disclosure; in the event such protective order or other remedy is not obtained, the Sellers’ Representative will use commercially reasonable efforts to disclose only that portion of the Earn-Out Statement Confidential Information which is legally required to be disclosed and to ensure that all Earn-Out Statement Confidential Information that is so disclosed will be accorded confidential treatment, in each case at the Purchasers’ sole cost and expense) and (ii) to the extent necessary to enforce its rights under this Agreement.

2.16 Payment of Earn-Out Payments.

(a) Within thirty days after the delivery of the Earn-Out Statement showing that such Earn-Out Trigger has been met, or if such Earn-Out Payment is subject to dispute, within thirty days after the resolution of any such dispute:

(i) Calavo shall pay to the Trust the cash portion of the Earn-Out Payment in cash by wire transfer in accordance with the written instructions of the Trust.

(ii) Calavo shall cause its transfer agent to issue a stock certificate in the name of the Trust to the Trust to evidence the Merger Shares portion of the Earn-Out Payment, if any.

(b) Late payments by Calavo shall accrue interest (with any Merger Shares being valued at the Merger Shares Value) at a rate of ten percent (10%) per annum or the maximum permissible statutory rate if it is less.

2.17 Operation of Surviving RFG During the Earn-Out Period.

(a) Except (x) as set forth on Schedule 2.17 of the Sellers’ Disclosure Letter (the “Capital Expenditure Plan”) and (y) as both members of the Board of Managers may otherwise agree in writing, from the Closing Date through and including the last day of the Earn-Out Period, the Business of Surviving RFG shall be operated in accordance with this Agreement and the Operating Agreement and in the ordinary course consistent with the operation of the Business of the RFG Family Entities prior to the Closing Date. During the Earn-Out Period, except as both members of the Board of Managers may otherwise agree in writing, Calavo shall not, and shall not cause Surviving RFG to, and Surviving RFG shall not:

(i) sell, assign, transfer, lease or otherwise dispose of any material assets or properties of Surviving RFG, except for sales of inventory in the ordinary course of business consistent with past practice and for distributions of cash to Calavo, subject to Section 2.17(b) (below);

(ii) sell, assign, transfer or otherwise dispose of Surviving RFG or the Securities of Surviving RFG, including by stock sale, merger, consolidation, stock exchange, sale of assets or similar transaction; provided, however, that the preceding covenant shall not be construed as prohibiting Calavo from merging or consolidating with another corporation or business entity, which shall be in compliance with Section 2.18(c) below;

(iii) change the type or nature of Surviving RFG’s business from the Business conducted by the RFG Family Entities immediately prior to the Effective Time;

(iv) transfer any portion of Calavo’s business to Surviving RFG;

(v) require Surviving RFG to terminate employees (other than for Cause, as defined in the Employment Agreements) or to reduce operating expenses or Capital Expenditures (if such reduction would be inconsistent with the Capital Expenditure Plan) in such a manner as would impair in any material respect its achievement of the Earn-Out Triggers;

(vi) change the pricing of Surviving RFG, or Surviving RFG’s marketing or sales practices or operations;

(vii) compete with the business of Surviving RFG, whether as owner, partner, shareholder or otherwise; provided, however, that (x) the foregoing shall not prohibit any investment in publicly traded stock of a company representing less than 5% of the capital stock of such company, (y) the foregoing in this subsection (vii) shall not prohibit Calavo from (a) continuing to operate its current business, including all currently existing product lines, as conducted immediately prior to the Effective Time, including, without limitation, servicing of existing customers, (b) developing and releasing new products (whether or not competing), (c) acquiring any business entity that generates at least 80% of its revenues (based on the 12 months preceding acquisition) from products with an average shelf life of greater than 20 days or (d) merging or consolidating with another corporation or business entity in compliance with Section 2.18(c) below;

(viii) allocate to Surviving RFG corporate overhead charges relating to the operation of its business in excess of the adjusted overhead costs of the Business as of the date of this Agreement, except as necessary to bring Surviving RFG into compliance with Calavo’s policies and procedures as set forth in Section 2.19, or as may be required by Law, which additional compliance costs in no event shall exceed $50,000 in the aggregate on an annual basis as set forth in Section 2.19; or

(ix) except as set forth in the applicable Employment Agreement, terminate other than for Cause (as defined in the applicable Employment Agreement) the employment of any of the Earn-Out Key Employees with Surviving RFG.

(b) Calavo agrees that, during the Earn-Out Period, it shall provide to Surviving RFG (i) funds for Capital Expenditures as set forth in the Capital Expenditure Plan and (ii) Working Capital, in an aggregate amount up to $3,000,000, if and to the extent reasonably necessary to operate Surviving RFG in a manner that is consistent with the manner in which the Business of the RFG Family Entities has been conducted prior to the date of this Agreement. In addition, if Surviving RFG pays one or more cash dividends to Calavo during the Earn-Out Period, which when aggregated with all other cash dividends during the Earn-Out Period up to the date of measurement in the aggregate exceed forty percent (40%) of the taxable income earned by Surviving RFG during the Earn-Out Period up to the date of measurement, the maximum Working Capital of $3,000,000 as set forth above shall be increased by an amount equal to the excess cash dividends over the 40% of cumulative taxable income as provided above. For example, if RFG has generated an aggregate of $5,000,000 in taxable income and Calavo has taken cash dividends of $5,000,000, the maximum Working Capital shall be increased from $3,000,000 to $6,000,000 ($3,000,000 + (60%)($5,000,000)). In no event shall any cumulative cash dividend exceed taxable income of Surviving RFG for the period from the Closing until the end of the Earn-Out Period. Calavo shall not charge Surviving RFG any interest expense related to the funds provided pursuant to this paragraph, and Calavo retains sole discretion to provide Surviving RFG with funds that are in excess of the required funds described in this paragraph. So long as Calavo complies with the covenants that are set forth in the three immediately preceding sentences, Calavo shall be permitted to cause Surviving RFG to distribute cash dividends to Calavo from Surviving RFG’s taxable income, in such amount and at such times determined by Calavo, with or without the consent of the Board of Managers. “Working Capital” means funds for the purpose of everyday operations of Surviving RFG. Working Capital shall not be used for purposes of Capital Expenditures or other long term assets or investments.

(c) Surviving RFG shall be attributed any Revenues (and associated EBITDA) generated from products of Calavo or any of its Subsidiaries sold by Surviving RFG to Persons who are New Customers. A “New Customer” means any customer (a) at the time of the first sale of Calavo products by Surviving RFG to such Person, were not customers of Calavo and were not being solicited by Calavo or its Subsidiaries (other than Surviving RFG) and (b) has been approved by Lecil E. Cole or his designee. To obtain approval, RFG shall send a written request (which includes by electronic mail) to Lecil E. Cole or his designee.

(d) Notwithstanding anything to the contrary in this Agreement, in the event that Calavo becomes the landlord to Surviving RFG or any of its Subsidiaries during the Earn-Out Period, Calavo shall be entitled to charge Surviving RFG or its Subsidiaries, as applicable, rent at the rate set forth in the Real Property Lease for purposes of calculating EBITDA; provided however that Calavo may not increase the amount of such rent during the Earn-Out Period without the consent of the Board of Managers.

2.18 Calavo’s Additional Earn-Out Period Covenants. During the Earn-Out Period, Calavo shall:

(a) maintain Surviving RFG as a separate legal entity and conduct the business of Surviving RFG exclusively through Surviving RFG, and ensure that there is no commingling of the amounts attributable to the business of Surviving RFG with that of Calavo or any of its other Affiliates or Subsidiaries;

(b) maintain separate books and records of Surviving RFG, so that the Earn-Out Statements may be verified by the Sellers’ Representative;

(c) require any successor to Calavo (whether by merger, sale of substantially all of Calavo assets, or otherwise) to assume and agree, in writing, to perform this Agreement, in the same manner and to the same extent that Calavo would have been required to perform if no such succession had taken place;

(d) subject to the requirements of this Section 2.18(d), so long as their applicable Employment Agreements remain in effect, provide the Earn-Out Key Employees with management authority for the day-to-day operations of Surviving RFG (including authority to implement the equipment and plant upgrades described in the Capital Expenditure Plan) and the authority to enter into Contracts and agreements, and modifications thereto, with suppliers, distributors, customers and vendors in the ordinary course of business consistent with past practices; provided, however, that any entry into a New Material Contract shall require approval pursuant to Section 2.18(e) and provided further that except as set forth in the Employment Agreements and in Section 2.21 below, no compensation to the Incentivized Individuals and no quality or safety control or legal or regulatory compliance programs shall be reduced from levels consistent with those at the time of the Closing with the intention of achieving the Earn-Out Triggers, except that such amounts related to quality or safety control or legal or regulatory compliance programs may be reduced if a less expensive alternative to the previous program may be used to accomplish the same result.

(e) to facilitate the Business of Surviving RFG, and to implement long term arrangements, the Board of Managers shall work together to review any New Material Contracts and to review and approve any other matters otherwise requiring Calavo’s approval under Section 2.18(d).

2.19 Operation of Surviving RFG Consistent with Calavo’s Policies and Procedures.

(a) Notwithstanding anything to the contrary in this Agreement, at all times during and after the Earn-Out Period, the business of Surviving RFG (at Surviving RFG’s expense, except as where otherwise noted below), shall be operated consistently with and in compliance with all of Calavo’s applicable policies and procedures and in accordance with applicable Law, including, without limitation:

(i) Calavo’s policies and procedures relating to accounting (including the recognition of revenue and the management of accounts receivable and payable);

(ii) Calavo’s requirements with respect to the implementation and maintenance of effective internal financial controls and procedures and disclosure controls in accordance with Calavo’s policies and in compliance with the Sarbanes Oxley Act of 2002, as amended, consistent with the operating units of Calavo, which controls and procedures shall be subject to internal and external audit and testing and which may require supplementing the finance, operating and accounting resources of Surviving RFG;

(iii) Other quality and safety control, legal and regulatory compliance, operating management policies and other programs, policies and principles that apply generally to the other operating units of Calavo;

(iv) Calavo’s requirements with respect to maintenance of certain levels of insurance, as applied generally to other operating units of Calavo; and

(v) The oversight and ultimate control of the Board of Directors of Calavo, which has fiduciary duties to Calavo and its stockholders under applicable Law, to the same extent as the business and affairs of the other operating units of Calavo (provided such control is exercised in accordance with the terms of this Agreement).

(b) Notwithstanding the foregoing, (i) the expenses incurred by Surviving RFG in connection with complying with subsections (a)(i) and (a)(ii) in excess of $50,000 per year shall be excluded from calculations of EBITDA, and (ii) no expenses of Calavo or Calavo’s other Subsidiaries, other than as specifically relates to Surviving RFG and as incurred by Surviving RFG, with respect to the items set forth in this Section 2.19 shall be allocated to Surviving RFG for purposes of calculating EBITDA.

2.20 Additional Earn-Out Period Restrictions.

(a) Each Seller agrees and acknowledges that:

(i) the provisions of this Article are an integral part of the consideration to be received by the Sellers;

(ii) there may be no Earn-Out Payments payable pursuant to the provisions of this Article;

(iii) the rights of a Seller under this Article are not transferable except to the Trust, and provided further that the right to receive the cash portion of the Earn-Out Payments may be transferred to Permitted Assignees; provided that Calavo is given prior written notice of such transfer and provided further that at all times after the transfer, the transferring Seller agrees in writing to remain (i) jointly and severally liable with the Permitted Assignee for the performance of his, her or its obligations under this Agreement and for otherwise complying with this Agreement, and (ii) obligated to indemnify and save harmless the other Parties against any Losses incurred as a result of the failure by the Permitted Assignee to comply with this Agreement;

(iv) the rights of the Securityholders under this Article shall not be represented by a certificate or other instrument and shall not represent an ownership interest in Calavo or any of its Affiliates or Subsidiaries unless or until such rights actually become payable under the Agreement;

(v) the rights of the Securityholders to payment of Earn-Out Payments shall not bear any interest, except for interest occasioned by untimely payment by Calavo as set forth in this Agreement;

(vi) unless approved in writing by Calavo, the Sellers and the Board of Managers shall have no right or authority, under this Agreement or in the capacity of manager, officer, employee or agent of Surviving RFG (except as otherwise approved by Calavo), directly or indirectly, (i) to cause Calavo or any of its Subsidiaries other than Surviving RFG to become a party to, or otherwise to become obligated under, any loan agreement, guaranty, security agreement or other agreement, (ii) to cause Surviving RFG or any of its Subsidiaries to issue any Securities, (iii) to cause Surviving RFG to amend its Organizational Documents, (iv) to remove any managers from Surviving RFG, if any, or to appoint new managers to Surviving RFG, except as explicitly set forth in the Operating Agreement, (v) to cause Surviving RFG or any of its Subsidiaries to incur any Indebtedness or to pledge, encumber, or grant a security in, any of its Assets, (vi) to change Surviving RFG’s accounting practices or principles, (vii) to cause Surviving RFG or any of its Subsidiaries to dissolve, liquidate or merge with any other entity, or

(viii) to cause Surviving RFG or any of its Subsidiaries to take any action that breaches any of the covenants described above in Sections 2.17, 2.18, or 2.19; and

(vii) if one or more of the Sellers cause Surviving RFG or any of its Subsidiaries to be operated in a manner that breaches any of the covenants described above in Sections 2.17, 2.18, or 2.19, then such covenant shall not be deemed to have been breached by Calavo for purposes of this Agreement and neither Calavo nor Surviving RFG shall have any liability to the Sellers by reason of, or arising out of, the breach of such covenant.

(b) Notwithstanding anything to the contrary in this Agreement:

(i) For purposes of this Section, Calavo shall be entitled, through its officers, employees and Representatives (including any third party inspectors retained at Calavo’s sole expense), to reasonable access during normal business hours (or off hours, if agreed to by Calavo and Surviving RFG) to the Leased Real Property: (i) at any time within the 6 months after the Closing, for purposes of inspecting the Leased Real Property to identify any reasonable remedial actions that may be required within 5 years after the Closing Date (the “Baseline Inspection”) for Surviving RFG to be in compliance with the below requirements prior to the 5 year anniversary of the Closing Date (and the time frame, if applicable, for Surviving RFG to undertake such remedial actions); and (ii) at any time within the 2-month period prior to the end of the Earn-Out Period (or what is reasonably expected to be the end of the Earn-Out Period if prior to the fifth anniversary of the Closing Date), but in no event later than two (2) weeks prior to the end of the Earn-Out Period, for purposes of inspecting the Leased Real Property to evaluate Surviving RFG’s compliance with the foregoing requirements (the “Compliance Inspection”). In exercising its rights hereunder, Calavo shall conduct itself so as not to materially and adversely interfere in the conduct of the business of Surviving RFG.

(ii) Pursuant to the completion of the Baseline Inspection, Calavo shall provide to Surviving RFG, at Calavo’s sole expense and no later than 60 days after the completion of the Baseline Inspection, a written report (the “Inspection Report”) detailing: (a) maintenance schedules of such reasonable remedial actions that shall be required to be completed within 5 years after the Closing Date; and (b) a list of any equipment or facilities that shall require maintenance, repair, or replacement prior to the end of the Earn-Out Period. The Board of Managers shall approve the Inspection Report, or to the extent of any disagreement thereon, submit such disagreement to a third party inspector determined by the Board of Managers.

(iii) As of the last day of the Earn-Out Period, at the sole cost and expense of Surviving RFG (including for purposes of calculating EBITDA), (a) all material building systems located in the Leased Real Property, shall be in good operating condition and repair, ordinary wear and tear, as described below, excepted; (b) the Leased Real Property shall be in compliance with all applicable Laws, except to the extent such noncompliance does not materially affect the use of the property as described in the lease and for breaches and violations that would not, or have not, individually or in the aggregate had or would be reasonably expected to have, a Material Adverse Effect; and (c) the Leased Real Property shall be free of all Hazardous Materials, except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of Surviving RFG (which inventories and wastes, if any, have been and are stored or disposed of in accordance with applicable Environmental Laws). Surviving RFG, at its sole expense for EBITDA purposes, shall take such steps as may be required to bring Surviving RFG into compliance with this Section by the end of the Earn-Out Period (or reasonably expected end of the Earn-Out Period if prior to the fifth anniversary of the Closing Date).

(iv) “Ordinary wear and tear” shall not include (a) any damage or deterioration that would have been prevented by good maintenance practice (as determined by a third party building and equipment inspector approved by the Board of Managers and as provided in the maintenance schedules set forth in the Inspection Report), (b) any repairs or replacements identified by Calavo in the Inspection Report, as approved by the Board of Managers pursuant to subsection (ii), or (c) any repairs or replacements reasonably required by a malfunction or failure in a material building system or material defect to the Leased Real Property that is the responsibility of Surviving RFG under the lease for such property.

2.21 Early Termination of Covenants.

(a) The covenants set forth in Sections 2.17 and 2.18 shall be suspended at Calavo’s option, if, and for so long as, for any twelve calendar month period ending during the Control Period, Covenant EBITDA is less than $3,000,000 (the “Benchmark”); provided, however, that the covenants set forth in Sections 2.17 and 2.18 shall be reinstated for any period during the Control Period that the Benchmark is met and Calavo shall act in good faith during the time of any such suspension. To the extent that Surviving RFG makes Capital Expenditures that are in excess of the Capital Expenditures set forth in the Capital Expenditure Plan during or after the time of any such suspension, the Earn-Out Payments, if any, shall be reduced by the amount of such excess.

(b) The “Covenant EBITDA” shall mean the EBITDA for the twelve-month period shown on the Earn-Out Statement for the applicable month, subject to the following adjustment (the “Force Majeure Adjustment”): At any time prior to the 15th day after receipt of an Earn-Out Statement that may have been affected by an Force Majeure Event, the Sellers’ Representative may request that Calavo revise the Covenant EBITDA based on such Force Majeure Event (“Adjustment Request”) by sending written notice to Calavo that a Force Majeure Event has occurred and the nature of the Force Majeure Event. Calavo and the Sellers’ Representative will attempt in good faith for a period of 30 days after the Adjustment Request to determine the EBITDA for such period as if the Force Majeure Event identified in the Adjustment Request had not occurred. If Calavo and Sellers’ Representative cannot mutually agree upon an adjusted EBITDA number for such period, the matter shall be submitted to an Independent Accounting Firm as set forth in Section 2.15. Force Majeure Adjustments pursuant to the above shall be made for the twelve-month period ending with the month for which the Sellers’ Representative made the Adjustment Request and the twelve-month periods ending on the last day of the five months following such month (six months in total).

(c) The Employment Agreements for Mr. K. Catchot, Mr. J. Catchot and Mr. Gibson shall provide for reduction in the compensation levels of Mr. K. Catchot, Mr. J. Catchot and Mr. Gibson for the purpose of achieving the Benchmark. The Employment Agreements for Mr. K. Catchot, Mr. J. Catchot and Mr. Gibson shall provide for similar reduction in the event the Covenant EBITDA for the twelve-month period ending any time during the period starting with the first full calendar month after the Closing and continuing until the beginning of the Control Period is less than $1,500,000; provided, however, that if for the twelve-month period ending on the last day of the twelfth calendar month after the Closing, the Revenues generated by any of the Top 5 Customers is less than 50% of the Revenues generated during the twelve months prior to Closing, such loss in Revenues from the Top 5 Customer which had the greatest reduction in Revenues shall be treated as a Force Majeure Event.

(d) In addition, the Employment Agreement for Mr. J. Catchot shall provide that his compensation may be reduced by up to $55,000 per annum at any time, if such reduction is requested in a written notice to Surviving RFG from Sellers’ Representative.

2.22 Withholding. Calavo shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to the Securityholders such amounts as it is required to deduct and withhold and pay to applicable taxing authorities with respect to such payment under the Code, or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld from the Securityholders, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Securityholders. The Sellers shall be responsible for paying any and all Taxes that are incurred as a result of the payment of the Merger Consideration to them.

2.23 Lock-Up. In addition to any restrictions imposed by the Securities Act or Section 2.10, (a) with respect to the Initial Merger Shares, during the period beginning on the Closing Date and ending on the six month anniversary of the Closing Date, and (b) with respect to the Stage 2 Merger Shares and Stage 3 Merger Shares, during the period beginning with the date of issuance and ending on the six month anniversary of such issuance (each, a “Lock-Up Period”), each Seller agrees that he or it will not sell, assign, pledge or otherwise transfer any of the Merger Shares, and will not agree to take any of the preceding actions, without Calavo’s prior written consent. In addition, each Seller agrees that, during the Lock-Up Period, he or it will not engage in (i) any short sale of shares Common Stock, (ii) any hedging transaction regarding shares of Common Stock, or (iii) any grant of a put or call option regarding shares of Common Stock. The obligations set forth in this Section also apply (i) to all shares of Common Stock that the Sellers may receive as a stock dividend or other distribution on the Merger Shares and (ii) to all other Securities of Calavo that the Sellers may receive in a recapitalization or similar transaction in exchange for the Merger Shares. The agreements set forth in this Section are irrevocable and binding upon the successors, personal representative, heirs and assigns of each Seller. To ensure compliance with the provisions of this Section 2.23, (x) the certificates evidencing the Merger Shares shall bear the legends described in Section 4.7 and (y) Calavo shall be entitled to place stop transfer orders with its transfer agent that are consistent with the terms of this Section 2.23.

2.24 Payments by Trust. Distributions from the Trust shall be made in such proportions as set forth in Exhibit A, except for reductions resulting from the obligations of the Sellers as set forth in this Agreement or as otherwise agreed to by the Sellers in accordance with the Organizational Documents of the Trust. No consideration shall be distributed by the Trust except in compliance with this Agreement, or as may otherwise be agreed by and amongst the Sellers.

Article 3

REPRESENTATIONS AND WARRANTIES

ABOUT THE RFG FAMILY ENTITIES

Except in each case as disclosed in the appropriate section of the separate disclosure letter (or in any other section of the disclosure letter to the extent that the relevance of any such disclosure to any other section of the disclosure letter is reasonably apparent on the face of such disclosure), which has been delivered by the Sellers to Purchaser prior to the execution of this Agreement (the “Sellers’ Disclosure Letter”), the Sellers jointly and severally represent and warrant to Purchaser that the following representations and warranties (in addition to any representations and warranties made by any of them elsewhere in this Agreement) are true, correct and complete as of the date of this Agreement, and that such representations and representations will be true, correct and complete as of the Closing Date as though remade on the Closing Date with references to the Closing Date substituted for references to the date of this Agreement:

3.1 Organization, Authority and Qualification of the RFG Family Entities. Each of the RFG Family Entities is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder, to consummate the transactions contemplated hereunder, and to own, operate or lease all the properties and Assets now owned, operated or leased by it and to carry on its respective business as it has been and is now being conducted. The jurisdiction of organization for each RFG Family Entity, and each jurisdiction in which such RFG Family Entity is licensed or qualified to do business, is set forth on Schedule 3.1. Each of the RFG Family Entities is duly licensed or qualified to do business and is in good standing in: (a) each jurisdiction in which the properties owned or leased by such RFG Family Entity are located; and (b) where the operation of its business makes such licensing or qualification necessary. No RFG Family Entity is in violation of any provision of any of its Organizational Documents.

3.2 Capitalization. Exhibit A reflects all of the issued and outstanding Securities of RFG. Except as set forth on Schedule 3.2, each Securityholder is the beneficial and record owner of the Securities set forth opposite such Securityholder’s name on Exhibit A, and such Securities are free and clear of all Encumbrances. All the Securities are validly issued, fully paid and non-assessable. No Securities of any RFG Family Entity were issued in violation of, and are not subject to, any right of first offer, right of first refusal, preemptive right or similar right that would survive the Closing. There are no Securities of RFG held in treasury. There is no Liability for dividends accrued and unpaid by RFG or any of the RFG Family Entities that will survive the Closing. There are no, and no RFG Family Entity is bound by or subject to any, (i) preemptive or other outstanding rights, subscriptions, options, warrants, conversion, put, call, exchange or other rights, agreements, commitments, arrangements or understandings of any kind pursuant to which any RFG Family Entity, contingently or otherwise, is or may become obligated to offer, issue, sell, purchase, return or redeem, or cause to be offered, issued, sold, purchased, returned or redeemed, any Securities; (ii) stockholder agreements, voting trusts, proxies or other agreements or understandings to which any RFG Family Entity is a party or to which any RFG Family Entity is bound relating to the holding, voting, sale, purchase, redemption or other acquisition of

Securities; or (iii) agreements, commitments, arrangements, understandings or other obligations to declare, make or pay any dividends or distributions, whether current or accumulated, or due or payable, on any Securities, in each case of (i), (ii) or (iii) above that would survive the Closing. Except for this Agreement, no RFG Family Entity is, or is obligated to become, a party to any Contract for the sale of or is otherwise obligated to sell, transfer or otherwise dispose of any Securities that would survive the Closing. No RFG Family Entity has outstanding any bonds, debentures, notes or other debt-like obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the equity holders of any RFG Family Entity on any matter. All Securities of each of the RFG Family Entities have been offered, issued, sold and delivered in compliance with all federal and state securities Laws.

3.3 Subsidiaries and Other Interests.

(a) The LLCs are the only direct or indirect Subsidiaries of RFG, and RFG owns all of the issued and outstanding Securities of the LLCs. There is no agreement, arrangement or understanding regarding the transfer, sale or issuance of any Securities or any interest convertible into a Security in either LLC. Except as set forth on Schedule 3.3(a), RFG does not, directly or indirectly, own any equity interests in any Person other than the LLCs.

(b) There are no outstanding obligations of any RFG Family Entity to make any investment in or provide funds (whether in the form of a loan, capital contribution or otherwise), and no RFG Family Entity currently has outstanding any such investment or provision of funds, to any other Person other than ownership of, and loans to and intercompany balances to and from, the other RFG Family Entities. No Person is in default with respect to such Person’s obligation to repay any loan to RFG or any other RFG Family Entity.

(c) None of the RFG Family Entities (i) is a party to, or has any commitment to become a party to, an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar of any other Contract that is not reflected on the Financial Statements and is a derivatives contract (including various combinations thereof) or (ii) owns derivative Securities or other Securities that are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

3.4 Due Authorization. The execution and delivery of this Agreement and any other documents or instruments required to be executed and/or delivered pursuant to the terms of this Agreement by RFG, the performance by the RFG Family Entities of their obligations hereunder and thereunder, and the consummation by the RFG Family Entities of the transactions contemplated hereby and, as applicable, thereby have been duly and validly authorized by all requisite action on the part of the RFG Family Entities. This Agreement has been duly and validly executed and delivered by RFG and (assuming due authorization, execution and delivery by Purchaser and any other Parties hereto other than RFG) this Agreement and each other document or instrument executed pursuant to the terms of this Agreement constitutes (or, in the case of any other document or instrument to be executed after the date hereof, will constitute) a legal, valid and binding obligation of RFG enforceable against RFG, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). No other approval, authorization or commitment or undertaking by any equity holder, partner, or member of RFG is necessary for the consummation of the transactions contemplated hereby.

3.5 No Conflict. Schedule 3.5 of the Sellers’ Disclosure Letter lists all consents, approvals, authorizations, filings, and notifications required on the part of RFG for the consummation of the transactions contemplated hereby. Assuming that all consents, approvals, authorizations and other actions described in Schedule 3.5 of the Sellers’ Disclosure Letter have been obtained and all filings and notifications listed in Schedule 3.5 of the Sellers’ Disclosure Letter have been made, the execution, delivery and performance of this Agreement, each other document or instrument executed pursuant to the terms of this Agreement and of the transactions contemplated hereby by the RFG Family Entities do not and will not: (a) violate, conflict with or result in a breach of any provision of any RFG Family Entity’s Organizational Documents; (b) conflict with or violate any Law or Governmental Order applicable to any RFG Family Entity or by which any of its Assets, properties or Businesses is bound or affected; (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, increase in payment, revocation or cancellation of any provision under the terms of any Contract; or (d) result in the creation of any Encumbrance on any of the Assets of any of the RFG Family Entities (other than Permitted Encumbrances). No holder of any Securities of RFG will have any dissenter’s, appraisal or similar rights by reason of this Agreement or the Merger.

3.6 Governmental Consents and Approvals. Except (a) for compliance with the applicable requirements of the HSR Act and the expiration of the applicable waiting period thereunder, if any, and (b) for the approvals as otherwise described in Schedule 3.6 of the Sellers’ Disclosure Letter, the execution, delivery and performance of this Agreement and each other document or instrument executed by any of the RFG Family Entities pursuant to this Agreement does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority or other third party.

3.7 Financial Information.

(a) Schedule 3.7(a) of the Sellers’ Disclosure Letter contains true and complete copies of (i) the unaudited balance sheet for the RFG Family Entities on a consolidated basis, dated March 31, 2011 and the related unaudited consolidated statements of income for the 3 month period then ended (the “Interim Financial Statements”), and (ii) an audited consolidated balance sheet of the RFG Family Entities as of December 31, 2010, and December 31, 2009, and the related consolidated audited statements of income for each of the fiscal years then ended (the “Year-End Financial Statements” and, together with the Interim Financial Statements, collectively referred to herein as the “Financial Statements”). The Financial Statements: (w) were prepared in accordance with GAAP; (x) present fairly, in all material respects, the financial condition and results of operations of the RFG Family Entities as of the dates thereof or for the periods covered thereby (subject, in the case of the Interim Financial Statements, to normal year-end adjustments, which, if made as of the date hereof, would not be material, individually or in the aggregate, and the absence of footnotes); and (y) include all adjustments that are necessary for a fair presentation of the financial condition of the RFG Family Entities and the results of the operations of the RFG Family Entities as of the dates thereof or for the periods covered (subject, in the case of the Interim Financial Statements, to normal year-end adjustments, which, if made as of the date hereof, would not be material, individually or in the aggregate, and the absence of footnotes), and were prepared from the books and records of the RFG Family Entities. All reserves reflected on the Financial Statements have been established in accordance with GAAP, except as otherwise specified in Schedule 3.7(a).

(b) Since the date of the Exclusivity Agreement, RFG has not paid or become obligated to pay, in the aggregate, more than $1,029,904 for the equipment that is listed in Schedule 3.7(a) to this Agreement and all other equipment purchased by the RFG Family Entities since the date of the Exclusivity Agreement.

(c) None of the RFG Family Entities has had any material disagreement with its auditors or other event during any of the past three full fiscal years or during the current fiscal year, which disagreement or other event would be required to be disclosed under Item 304 of Regulation S-K promulgated under the Exchange Act (such requirement to be determined assuming RFG is registered under Section 12 of the Exchange Act and is required to file reports under Section 13 of the Exchange Act).

3.8 Books and Records. Copies of the Organizational Documents of each of the RFG Family Entities, as currently in effect, have been delivered to Purchaser, and are complete. The books of account and other financial records of the RFG Family Entities, all of which have been made available to Purchaser, reflect actual, bona fide transactions and have been maintained in accordance with the RFG Family Entities’ business practices. None of the RFG Family Entities maintains any off-the-books accounts. These books, records and accounts are created under the direct control of the RFG Family Entities. Each of the RFG Family Entities makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect their transactions and dispositions of their respective assets. Each of the RFG Family Entities maintains systems of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

3.9 No Undisclosed Liabilities. Except (a) as set forth or reserved for in the Financial Statements, (b) for Liabilities which have been incurred since the date of the Interim Financial Statements in the ordinary course of business consistent with past practice, (c) for Liabilities in respect of warranty obligations and general liability claims incurred in the ordinary course of business consistent with past practice and (d) for Liabilities or obligations which have been discharged or paid in full in the ordinary course of business consistent with past practice since the date of the Interim Financial Statements, none of the RFG Family Entities nor any of their subsidiaries has any Liabilities or obligations of any nature, whether or not accrued, contingent, known or unknown or otherwise, that are required by GAAP to be reflected on an audited consolidated balance sheet (or notes thereto) of the RFG Family Entities. No RFG Family Entity is a party to, or has any commitment to become a party to, any Off Balance Sheet Arrangements.

3.10 Governmental Authorizations and Regulations. Schedule 3.10 to the Sellers’ Disclosure Letter lists all Permits currently used by the RFG Family Entities to conduct the Business as currently conducted. All Permits required to conduct the Business, as conducted on the date hereof, are in the possession of the RFG Family Entities, as applicable, are in full force and effect, and the RFG Family Entities are operating in compliance therewith. Each of the RFG Family Entities has operated in compliance in all material respects with all Permits required to conduct the Business at all times since December 31, 2007. To the Knowledge of the RFG Family Entities, no Governmental Authority has threatened the suspension or cancellation of any Permit and to the Knowledge of RFG and the Sellers, there is no reason why any Permit would not be renewed in the ordinary course of business. No action taken by the RFG Family Entities in connection with the transactions contemplated by this Agreement will affect the validity of any Permit and the performance by the RFG Family Entities of this Agreement does not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority or other third party with respect to any Permit. Each currently held Permit required for conducting an LLC’s Business will be effective for each LLC in its leased location following the Merger.

3.11 Conduct in the Ordinary Course; Absence of Certain Changes. Since the date of the Interim Financial Statements through the date of this Agreement, except for the Roll Up Transaction, as contemplated or permitted by this Agreement or as set forth on Schedule 3.11 to the Sellers’ Disclosure Letter, each of the RFG Family Entities has conducted its respective business in the ordinary course of business consistent with past practice, and there has not been any:

(a) event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) material change in any method of accounting or accounting practice for the Business, except as required by changes in GAAP or as disclosed in the notes to the Financial Statements;

(c) material change in cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts receivable, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(d) change in its Tax reporting principles, practices or policies, Tax election, or extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(e) transfer, assignment, sale or other disposition of any material Assets shown or reflected in the balance sheet included with the Interim Financial Statements, except for the sale of inventory in the ordinary course of business consistent with past practice;

(f) transfer, assignment or grant of any material license or sublicense of any material rights under or with respect to any Intellectual Property;

(g) material capital expenditure, except as set forth in the Business Plan or as otherwise permitted in the Exclusivity Agreement;

(h) material damage, destruction or loss, or any material interruption in use, of any material Assets, whether or not covered by insurance;

(i) acceleration, termination, material modification to or cancellation of any Material Contract or Permit;

(j) any material change in the manner in which it (i) extends discounts, credits or warranties to customers, (ii) otherwise deals with its customers or (iii) makes accommodations or other concessions;

(k) any deferral of the payment of any accounts payable other than in the ordinary course of business, or any discount, accommodation or other concession made in order to accelerate or induce the collection of any accounts receivable, other than in the ordinary course of business;

(l) incurrence of any Indebtedness outside the ordinary course of business;

(m) undertaking of an obligation to guarantee the Indebtedness of any Person or any Off Balance Sheet Arrangement;

(n) cancellation of any debts or claims owed to the RFG Family Entities or amendment, termination or waiver of any rights, except in the ordinary course of business consistent with past practice;

(o) imposition of any Encumbrance upon any of the Assets (other than Permitted Encumbrances);

(p) loan to any employee, except in the ordinary course of business consistent with past practice in an amount not to exceed $10,000;

(q) adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(r) purchase, lease or other acquisition of the right to own, use or lease any property or assets in connection with the Business for an amount in excess of $100,000, individually (in the case of a lease, per annum), or $100,000 in the aggregate (in the case of a lease, for the entire term of the lease; provided, that such annual amount does not exceed $100,000), except for purchases of inventory or supplies in the ordinary course of business consistent with past practice;

(s) grant of any bonuses, whether monetary or otherwise, or any general wage or salary increases in respect of any employees, other than as provided for in any written agreements or consistent with past practice, or change in the terms of employment for any employee except as contemplated by this Agreement;

(t) entry into or termination of any written employment agreement or collective bargaining agreement covering any employee or modification of the terms of any such existing agreement;

(u) adoption, amendment, modification or termination of any bonus, profit sharing, incentive, severance, or other plan, Contract or commitment for the benefit of any employees (or any such action taken with respect to any other benefit plan);

(v) commencement or settlement of any material litigation;

(w) amendment to any of its Organizational Documents;

(x) split, combination or reclassification of any Securities, issuance or commitment to the issuance of any Securities or declaration, setting aside or payment of any dividend, other distribution (whether in cash, stock or property), redemption or repurchase with respect to any Securities;

(y) material labor dispute or material claim of unfair labor practices involving any of the RFG Family Entities or any termination of employment (voluntarily or involuntarily) of any material number of employees; or

(z) entry into a Contract to do any of the foregoing, or commitment that would result in any of the foregoing.

3.12 Absence of Litigation.

(a) Except as set forth on Schedule 3.12 of the Sellers’ Disclosure Letter, as of the date of this Agreement, there is no Action involving any of the RFG Family Entities pending or, to the Knowledge of the RFG Family Entities, threatened before any court or any Governmental Authority.

(b) As of the date hereof, there are no other Actions pending or, to the Knowledge of any of RFG Family Entities, threatened against or by any RFG Family Entity (a) relating to or affecting the Business; or (b) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(c) As of the date hereof, there are no outstanding Governmental Orders relating to or affecting any of the RFG Family Entities and there are no unsatisfied judgments, penalties or awards against any RFG Family Entity, or relating to or affecting the Business.

3.13 Inventory. All inventory reflected in the Interim Financial Statements or acquired since the Interim Financial Statements, to the extent still owned by any RFG Family Entity, (i) is valued in accordance with GAAP and, in the case of inventory reflected in the Interim Financial Statements, all damaged or defective inventory has been written down to net realizable value and (ii) except as set forth on Schedule 3.13, is owned by the RFG Family Entities free and clear of all Encumbrances (other than Permitted Encumbrances), and no material quantities of inventory are held on a consignment basis. All inventory of the RFG Family Entities, whether or not reflected on the Financial Statements, consists of a quality and quantity in the ordinary course of business, except for obsolete items and items of below-standard quality, which in all material respects have been written off or written down to net realizable value in the Financial Statements. The quantity of inventory of the RFG Family Entities is consistent with past practice.

3.14 Accounts Receivable. The accounts receivable reflected on the Interim Financial Statements and the accounts receivable arising after the date thereof have arisen from bona fide transactions entered into by the RFG Family Entities involving the sale of goods or the rendering of services to third parties in the ordinary course of business consistent with past practice. As of the date hereof, to the Knowledge of the RFG Family Entities, any and all disputes with customers regarding accounts receivable, in the aggregate, do not exceed the accruals therefor set forth in the Financial Statements.

3.15 Compliance with Laws. Since December 31, 2007, or, if later, the date of its formation, each of the RFG Family Entities has conducted its business in compliance with all Laws and Governmental Orders applicable to it or any of its Assets or Liabilities, and no RFG Family Entity has violated in any respect any such Law or Governmental Order, or any judicial or administrative interpretations thereof. Since December 31, 2007, no RFG Family Entity has received any written or, to the Knowledge of the RFG Family Entities, oral notice from any Governmental Authority (x) asserting any violation in any respect by any RFG Family Entity of any applicable Law or (y) that any RFG Family Entity is under any investigation by any Governmental Authority for any alleged violation in any respect of any applicable Law.

3.16 Material Contracts.

(a) Except for Real Property Leases set forth on Schedule 3.19(a) of the Sellers’ Disclosure Letter attached hereto, the Employee Plans set forth on Schedule 3.23 of the Sellers’ Disclosure Letter attached hereto, and the Personal Property Leases set forth on Schedule 3.27(a) of the Sellers’ Disclosure Letter attached hereto, each of which are also Material Contracts, Schedule 3.16 of the Sellers’ Disclosure Letter sets forth, as of the date hereof, all of the following Contracts to which any of the RFG Family Entities is a party or by which any of the RFG Family Entities is bound (collectively with all of the agreements set forth on Schedules 3.19(a), 3.23 and 3.27(a) to the Sellers’ Disclosure Letter, the “Material Contracts”):

(i) all Contracts between any of the RFG Family Entities on the one hand and any Affiliate (other than another RFG Family Entity) or Related Person of any RFG Family Entity;

(ii) all Contracts containing covenants of a RFG Family Entity or Earn-Out Key Employee not to compete in any line of business or with any other Person in any geographical area, excluding any Co-Packer Agreements;

(iii) all Contracts relating to any Indebtedness in excess of $100,000, including Indebtedness under capital leases;

(iv) all other Contracts that: (x) involve the expenditure by (or payment to) the RFG Family Entities (on a consolidated basis) of more than $100,000 annually, (y) are not cancelable upon 30 or fewer days’ notice without any liability, and (z) require performance by any party for a period of more than one year from the date hereof;

(v) all Contracts that provide for the receipt of payment by the RFG Family Entities (on a consolidated basis) of more than $100,000 annually;

(vi) all Contracts with any Material Customers or Material Suppliers;

(vii) all Intellectual Property licenses or other Intellectual Property agreements (other than licenses or other agreements for generally available commercial software with a purchase price or annual license fee of less than $100,000);

(viii) all Contracts requiring a RFG Family Entity to pay, perform, discharge or otherwise guarantee any Indebtedness, Liability or obligation of any Person;

(ix) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts;

(x) all joint venture, partnership or similar Contracts;

(xi) all Contracts for the sale of any Assets (other than sales of inventory in the ordinary course of business) or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any such Assets;

(xii) all powers of attorney with respect to the Business;

(xiii) all Contracts relating to ownership of Securities in any Person, including, without limitation, the acquisition or disposition of such interest, by any of the RFG Family Entities;

(xiv) all Contracts providing for commissions or payments to or by any Person based on sales, purchases or profits;

(xv) all Contracts requiring any of the RFG Family Entities to indemnify another Person;

(xvi) all Contracts granting any exclusive manufacturing, sales, marketing or distribution rights or other exclusive rights, rights of first offer or rights of first refusal, “most favored nation” rights or other similar rights to any Person;

(xvii) each settlement, conciliation or similar Contract which includes any payment by any of the RFG Family Entities at or after the Closing in an amount in excess of $100,000 in the aggregate or limits, in any manner, the operation of any of the RFG Family Entities or the Business;

(xviii) each Contract in respect of which the consequences of a default or termination by the Company would result in liquidated damages payable by any RFG Family Entity in an amount in excess of $100,000 (for the avoidance of doubt, monetary caps or other limitations on damages shall not be construed as “liquidated damages” for purposes of this clause);

(xix) all Contracts related to co-packing arrangements, including the Co-Packer Agreements; and

(xx) any other Contract entered into outside the ordinary course of business.

To the extent that a Material Contract is in writing, a true, correct and complete copy thereof (including any amendments or waivers with respect thereto) has been made available or provided to Purchaser. With respect to any Material Contract not in writing, Schedule 3.16 of the Sellers’ Disclosure Letter shall set forth a description of the material terms of such Material Contract.

(b) Each of the Material Contracts to which any of the RFG Family Entities is a party: (i) is the legal, valid and binding obligation of such RFG Family Entity, (ii) assuming such Material Contract is binding on and enforceable against the other parties thereto, is enforceable against such RFG Family Entity in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to rules of Law governing specific performance, to injunctive relief, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity) and (iii) is in full force and effect, except to the extent it has previously expired in accordance with its terms. None of the RFG Family Entities is in breach or default in any respect (and no event has occurred which with notice or lapse of time will constitute a breach or default by any RFG Family Entity) under any Material Contract, and, to the Knowledge of the RFG Family Entities, neither is any other party thereto.

3.17 Intellectual Property.

(a) Schedule 3.17(a) of the Sellers’ Disclosure Letter sets forth, as of the date hereof, a list of all registrations and applications for Intellectual Property owned by any of the RFG Family Entities, and all other Intellectual Property used or licensed by the RFG Family Entities (and if licensed, the name of the licensor and a description of the license).

(b) To the Knowledge of the RFG Family Entities, the conduct of the Business does not infringe upon, misappropriate, or otherwise violate any rights of any third party with respect to its Intellectual Property, and, except as set forth on Schedule 3.17(b) to the Sellers’ Disclosure Letter, as of the date hereof, there are no claims pending or, to the Knowledge of the RFG Family Entities, threatened, that assert otherwise. Except as set forth on Schedule 3.17(b) to the Sellers’ Disclosure Letter: (i) each RFG Family Entity owns or has rights to use all Intellectual Property as currently used in the conduct of the Business by such RFG Family Entity, free and clear of any Encumbrance (other than Permitted Encumbrances); (ii) none of the RFG Family Entities has received, in the past two years prior to the date hereof, any written notice alleging any such infringement, misappropriation, or other violation that has not been settled or otherwise fully resolved; (iii) to the Knowledge of the RFG Family Entities, no third party is infringing, misappropriating, or otherwise violating any Intellectual Property owned by any RFG Family Entity; (iv) no claims of infringement, misappropriation or other violation of any Intellectual Property are pending or threatened against any third party by any RFG Family Entity; (v) there is no Action pending or, to the Knowledge of the RFG Family Entities, threatened before any court or any Governmental Authority with respect to any Intellectual Property of the RFG Family Entities; and (vi) since December 31, 2007, each of the RFG Family Entities has conducted its Business in compliance in all respects with all Laws and Governmental Orders applicable to it with respect to any Intellectual Property and no RFG Family Entity has violated in any respect any such Law or Governmental Order, or any binding and applicable judicial or administrative interpretations thereof. The rights of the RFG Family Entities in and to any Intellectual Property used in the Business will not be affected by the consummation of the transactions contemplated in this Agreement. The RFG Family Entities have taken commercially reasonable precautions to protect the confidentiality of their Trade Secrets.

(c) Except as set forth in Schedule 3.17(c), the RFG Family Entities have not previously assigned, transferred, conveyed, licensed or otherwise encumbered any right, title or interest in the Intellectual Property currently used in the Business and have not granted any third party any covenant not to sue for any such use of the Intellectual Property.

3.18 Owned Real Property. No RFG Family Entity owns any real property (“Owned Real Property”).

3.19 Leased Real Property.

(a) Schedule 3.19(a) of the Sellers’ Disclosure Letter attached hereto sets forth, as of the date hereof, the street address of each parcel of real property which is leased by any RFG Family Entity as lessee together with the identity of the RFG Family Entity that is the lessee of such real property (all such real property to the extent set forth in the applicable real property lease, collectively, the “Leased Real Property”). Each lease for the Leased Real Property is referred to herein as a “Real Property Lease.” Each RFG Family Entity that is identified as being the lessee of any parcel of Leased Real Property has, to the Knowledge of the RFG Family Entities, a valid and enforceable leasehold interest under each of the leases for the Leased Real Property and the RFG Family Entities have not received any written notice of any default and, to the Knowledge of the RFG Family Entities, no event has occurred that, with notice or lapse of time, or both, would constitute a default by the RFG Family Entity that is the lessee of any such Leased Real Property. To the Knowledge of the RFG Family Entities, no lessor under any Real Property Lease is in default thereunder, nor has any event occurred that, with notice or lapse of time, or both, would constitute a default by the lessor thereunder. Prior to the date hereof, to the Knowledge of the RFG Family Entities, true, correct and complete copies of each Real Property Lease, including all amendments and modifications with respect thereto, and any documents to which the applicable RFG Family Entity is a party with respect to any Leased Real Property (i.e., a subordination, non-disturbance and attornment agreement with any mortgagee of a Leased Real Property) have been made available to Purchaser.

(b) Except as provided on Schedule 3.19(b), all of the Leased Real Property is in good condition and repair (subject to normal wear and tear). No RFG Family Entity, with respect to any part of the Leased Real Property, is, (i) to its Knowledge, in violation of any environmental zoning, subdivision or building Law applicable thereto; (ii) subject to the taking by condemnation, expropriation or eminent domain of any part of such property; (iii) subject to the commencement of enforcement proceedings with respect to delinquent Taxes; or (iv) in violation of any condition or agreement contained in any easement, restrictive covenant or any similar instrument or agreement.

(c) Other than as set forth on Schedule 3.19(c) of the Sellers’ Disclosure Letter, the lessor under the lease with respect to Leased Real Property is not an Affiliate or Related Person of any of the RFG Family Entities.

(d) Other than as set forth on Schedule 3.19(d), no RFG Entity has received any notice that the owner of any Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Real Property Lease or the rents or use fees due thereunder.

(e) Other than as set forth on Schedule 3.19(e) of the Sellers’ Disclosure Letter, no RFG Family Entity has subleased, assigned or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portion thereof.

(f) Other than as set forth on Schedule 3.19(f) of the Sellers’ Disclosure Letter, no RFG Family Entity has pledged, mortgaged or otherwise granted an Encumbrance on its leasehold interest in any Leased Real Property which will not otherwise be released in connection with the Closing.

(g) Other than as set forth on Schedule 3.19(g) of the Seller’s Disclosure Letter, no RFG Family Entity is a party to a brokerage or commission agreement in connection with any Real Property Lease, or any sublease of any Leased Real Property, and there is no commission payable by the RFG Family Entity in connection with the current term of the applicable Real Property Lease or sublease (which has not yet been paid).

3.20 Customers and Suppliers.

(a) Schedule 3.20(a) of the Sellers’ Disclosure Letter sets forth with respect to the Business the top ten customers based on aggregate consideration paid to the RFG Family Entities (on a consolidated basis) for goods or services for each of the two most recent fiscal years (each such customer a “Material Customer”), and for the Top 5 Customers, the amount of

Revenues derived from such Top 5 Customers during the most recently completed fiscal year. [***] are the top five customers of the RFG Family Entities (on a consolidated basis) based on aggregate consideration paid to the RFG Family Entities (on a consolidated basis) for goods or services for the two most recent fiscal years. As of the date hereof, no RFG Family Entity has received any written notice that any of the Material Customers has ceased, or intends to cease after the Closing, to use the goods or services of the RFG Family Entities or to otherwise terminate or reduce its relationship with the Business. The [***] has been or will be renewed prior to the termination date set forth in such agreement and the RFG Family Entities and [***] have completed negotiations with respect to such renewal. Except as specifically set forth in a Contract provided to Purchaser or otherwise disclosed to Purchaser in writing, as of the date hereof, no RFG Family Entity is party to any agreement, arrangement or understanding with any Material Customer regarding any rebate, discount, allowance, slotting fee or other similar arrangement other than entered into in the ordinary course of business, consistent with past practice. There are no facts or circumstances (including the consummation of the transactions contemplated hereby) that are likely to result in the loss of any one such customer or group of customers of any RFG Family Entity or have a Material Adverse Effect on the relationship of any RFG Family Entity with such a customer or group of customers.

(b) Schedule 3.20(b) of the Sellers’ Disclosure Letter sets forth with respect to the Business the top ten suppliers to whom the RFG Family Entities (on a consolidated basis) have paid consideration for goods or services rendered based on the aggregate amount paid for each of the two most recent fiscal years (each such supplier a “Material Suppliers”). As of the date hereof, no RFG Family Entity has received any written notice that any of the Material Suppliers has ceased, or intends to cease, to supply goods or services to the RFG Entities or to otherwise terminate or reduce its relationship with the Business and to the Knowledge of the RFG Family Entities, there are no facts or circumstances (including the consummation of the transactions contemplated hereby) that are likely to result in the loss of any one such supplier or group of suppliers of any of the RFG Family Entities or have a Material Adverse Effect on the relationship of any of the RFG Family Entities with such a supplier or group of suppliers.

(c) Except as set forth on Schedule 3.20(c), as of the date hereof, no RFG Family Entity has received any written notice that any of the Co-Packers has ceased, or intends to cease, to supply goods or services to the RFG Family Entities or to otherwise terminate or reduce its relationship with the RFG Entities and to the Knowledge of the RFG Family Entities, there are no facts or circumstances (including the consummation of the transactions contemplated hereby) that are likely to result in the loss of any one such Co-Packer or group of Co-Packers by any of the RFG Family Entities or have a Material Adverse Effect on the relationship of any of the RFG Family Entities with such a Co-Packer or group of Co-Packers.

3.21 Taxes.

(a) All Tax Returns required to be filed with respect to each of the RFG Family Entities have been timely filed (except those under valid extension) and all such Tax Returns were correct and complete in all respects.

(b) All Taxes shown on such Tax Returns or otherwise due or payable have been timely paid (unless such Taxes are being contested in good faith) except as expressly reserved on the Interim Financial Statements for current Taxes payable and no RFG Family Entity has given a waiver or extension (or is subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes or with respect to which any of the RFG Family Entities may be liable.

(c) Except as set forth on Schedule 3.21 to the Sellers’ Disclosure Letter, neither the IRS nor any other Tax Authority is currently claiming or asserting against any of the RFG Family Entities, any adjustment, deficiency or claim for payment of additional Taxes nor, to the Knowledge of any of the RFG Family Entities, is there any basis for any such claim or assertion.

(d) None of the RFG Family Entities is a party to any agreement or arrangement that would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code by reason of the transactions contemplated hereby.

(e) All Taxes required to be withheld, collected or deposited by the RFG Family Entities have been timely withheld, collected or deposited and, to the extent required, have been paid to the relevant Tax Authority.

(f) Each of the RFG Family Entities is a “United States person” as defined in Section 7701(a)(30) of the Code.

(g) There are no Encumbrances for Taxes upon any of the Assets (other than for current Taxes not yet due and payable).

(h) No Tax Authority has asserted that any of the RFG Family Entities should have filed a Tax Return in a jurisdiction where no such Tax Return has been filed by such RFG Family Entity.

(i) There are no existing, threatened or pending claims, actions, audits, investigations, examinations, or other administrative or court proceedings with regard to any Taxes or Tax Returns of any of the RFG Family Entities.

(j) Since the earlier of December 31, 2007 and inception, each of the RFG Families Entities has operated as, and has been treated as, a partnership for Tax purposes.

3.22 Environmental Matters.

(a) Except as set forth in Schedule 3.22(a) of the Sellers’ Disclosure Letter, the RFG Family Entities are in compliance with all applicable Environmental Laws, including, but not limited to, possessing and complying with all Permits and other governmental authorizations required for their operations under applicable Environmental Laws, except for matters that have been fully resolved with the applicable governmental entity.

(b) Except as set forth in Schedule 3.22(b) of the Sellers’ Disclosure Letter, during the three (3) year period ending on the date hereof, there is no Environmental Claim pending or, to the Knowledge of the RFG Family Entities, threatened against the RFG Family

Entities or, to the Knowledge of RFG Family Entities, against any Person whose liability for any Environmental Claim RFG Family Entities has or may have retained or assumed, either contractually or by operation of law.

(c) Except as set forth in Schedule 3.22(c), there are no circumstances or conditions, including, without limitation, the Release, threatened Release or presence of any Hazardous Material which would reasonably be expected to form the basis of any Environmental Claim against the RFG Family Entities, or to the Knowledge of the RFG Family Entities, against any person or entity whose liability for any Environmental Claim the RFG Family Entities has or may have retained or assumed either contractually or by operation of law.

(d) Except as set forth in Schedule 3.22(d) of the Sellers’ Disclosure Letter, neither the RFG Family Entities, nor, to the Knowledge of RFG Family Entities, any other Person has placed, stored, handled, deposited, discharged, buried, dumped, disposed of or released any Hazardous Materials produced by, or resulting from, any of the RFG Family Entities’ operations, at any Owned Real Property or Leased Real Property or at any real property formerly owned, operated or leased by the RFG Family Entities (“Former Real Property”), except for inventories of such substances to be used, and wastes generated therefrom, in the ordinary course of business of the RFG Family Entities (which inventories and wastes, if any, were and are stored or disposed of in accordance with applicable Environmental Laws).

(e) The RFG Family Entities have delivered or otherwise made available for inspection to Purchaser complete and correct copies of studies, audits, assessments, memoranda and investigations pertaining to Hazardous Materials at the Owned Real Property or Leased Real Property or regarding the RFG Family Entities’ compliance with applicable Environmental Laws that are in the possession of RFG and which have been prepared in the last five years.

3.23 Employees and Employee Benefits Plans.

(a) Schedule 3.23(a) contains a true, correct and complete list of each Employee Plan, Employee Agreement and Independent Contractor Agreement (including for each a description of any of the benefits which will be increased or accelerated by the occurrence of any of the transactions contemplated by this Agreement). No RFG Family Entity nor any of their ERISA Affiliates has any plan or commitment, whether legally binding or not, to establish any new Employee Plan, Employee Agreement or Independent Contractor Agreement, to modify any Employee Plan, Employee Agreement or Independent Contractor Agreement (except to the extent required by Law or as required by this Agreement) or to enter into any Employee Plan, Employee Agreement or Independent Contractor Agreement.

(b) RFG has made available to Purchaser true, correct and complete copies of all documents embodying each Employee Plan, Employee Agreement and Independent Contractor Agreement, including:

(i) all amendments thereto and written interpretations thereof;

(ii) the most recent annual actuarial valuations, if any, prepared for each Employee Plan;

(iii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA or the Code in connection with each Employee Plan or related trust;

(iv) if the Employee Plan is funded, the most recent annual and periodic accounting of Employee Plan assets;

(v) the most recent summary plan description, together with all summaries of modifications, if any, required under ERISA with respect to each Employee Plan;

(vi) the most recent IRS determination or opinion letter and ruling relating to Employee Plans and copies of all applications and correspondence to or from the IRS or the Department of Labor (“DOL”) within the last three years with respect to Employee Plan;

(vii) all communications within the last two years to any Employee or Employees relating to any Employee Plan and any proposed Employee Plans, including communications relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules, or other events that would result in any material Liability to any RFG Family Entity; and

(viii) each trust or other funding arrangements and each insurance contract or policy.

To the extent that any Employee Plan, Employee Agreement or Independent Contractor Agreement is not in writing, RFG has made available to Purchaser a written description or summary of the terms thereof. Except as set forth on Schedule 3.23(b), each Employee Plan, Employee Agreement and Independent Contractor Agreement is in full force and effect and is valid and binding in accordance with its terms and, to the Knowledge of the RFG Family Entities, there is no material default or event of default (or event which with notice or lapse of time, or both, would constitute such a material default or event of default) thereunder by any RFG Family Entity or by any beneficiary thereof or other party thereto. Following the Effective Time, to the extent not terminated in accordance with this Agreement, Surviving RFG will be permitted to exercise all of the rights of the RFG Family Entities under each Employee Plan, Employee Agreement and Independent Contractor Agreement to the same extent the RFG Family Entities would have been able to had the transactions contemplated by this Agreement not occurred, without penalty or the acceleration of any rights.

(c) Each RFG Family Entity and their respective ERISA Affiliates each has performed all obligations required to be performed by it under each Employee Plan, and each Employee Plan has been established and maintained in accordance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code, except for breaches and violations that would not, or have not, individually or in the aggregate had or would be reasonably expected to have, a Material Adverse Effect. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA for which no class or statutory exemption is available, has occurred with respect to any Employee Plan. There are no Actions pending or, to the Knowledge of the RFG Family Entities, threatened (other than routine claims for benefits) against any Employee Plan or against the assets of any

Employee Plan or relating to any Employee Plan or Employee Agreement. Each Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to any RFG Family Entity or any of their respective ERISA Affiliates (other than ordinary administration expenses typically incurred in a termination event and benefits accrued thereunder). There are no audits, inquiries or proceedings pending or, to the Knowledge of the RFG Family Entities, threatened by the IRS, the Pension Benefit Guaranty Corporation or the DOL with respect to any Employee Plan. No RFG Family Entity is subject to any penalty or Tax with respect to any Employee Plan under Section 502(i) of ERISA or Section 4975 through 4980B of the Code. All contributions, including any top heavy or matching contributions and premiums, required to be made by any RFG Family Entity or any of their respective ERISA Affiliates to any Employee Plan have been made or will be made on or before the Closing Date. All unpaid Liabilities of any RFG Family Entity or any of their respective ERISA Affiliates with respect to an Employee Plan that are not yet due have been properly accrued in accordance with GAAP. For completed plan years of each Employee Plan, all contributions have been fully deducted for income Tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and, to the Knowledge of the RFG Family Entities, no reasonable or valid basis exists for any such challenge or disallowance. Each of the RFG Family Entities and their respective ERISA Affiliates are in compliance in all material respects with the requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and the regulations promulgated thereunder and any similar state Laws concerning group health care continuation coverage and group health plan portability, access and renewability requirements. Each Employee Plan or related trust that is intended to be qualified or exempt from taxation under Section 401(a), 401(k) or 501(a) of the Code has received a favorable determination, opinion, notification or advisory letter from the IRS that it is so qualified or exempt, and, to the Knowledge of the RFG Family Entities, nothing has occurred since the date of such letter that would adversely affect the qualified or exempt status of any such Employee Plan or related trust. None of the assets of any Employee Plan include “employer securities” as defined in Section 407(d)(1) of ERISA.

(d) None of the RFG Family Entities or any of their respective ERISA Affiliates currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in or contributed to, any Pension Plan that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(e) At no time has any of the RFG Family Entity or any of their respective ERISA Affiliates contributed to, or been obligated to contribute to, any Multiemployer Plan.

(f) Except as required by Part 6 of Subtitle B of Title I of ERISA or similar state law, no Employee Plan or Employee Agreement or any other Contract to which the RFG Family Entities, or any of their respective ERISA Affiliates is a party provides, or is required to provide, life insurance, medical or other employee welfare benefits to any Employee following his or her retirement or termination of employment for any reason, and none of the RFG Family Entities or any of their respective ERISA Affiliates has ever represented or promised to, or contracted with (whether in oral or written form), any Employee (either individually or to Employees as a group) that such Employee or Employees would be provided with life insurance, medical or other employee welfare benefits following their retirement or termination of employment.

(g) Except as set forth on Schedule 3.23(g), the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Plan, Employee Agreement, trust or loan that will or may result in any payment (whether severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. Except as set forth on Schedule 3.23(g), no RFG Family Entity is subject to any obligation to make any payments that, separately or in the aggregate, could result in an “excess parachute payment” within the meaning of Section 280G of the Code.

(h) Each RFG Family Entity (i) is and has been in compliance in all material respects with all employment-related Laws or other applicable Laws respecting or relating directly or indirectly to employment or workplace practices, terms and conditions of employment, and wages and hours, (ii) has withheld all amounts required by any Law or by any agreement to be withheld from the wages, salaries and other payments to Employees, (iii) is not liable for any arrears of wages or any Taxes or any penalty for failure to withhold, and (iv) is not liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment or workers’ compensation benefits, social security or other benefits or obligations for Employees (other than routine payments in the ordinary course of business). No Action is pending or, to the Knowledge of the RFG Family Entities, threatened against any RFG Family Entity concerning employment-related Laws or concerning any employment-related claims of any nature, and to the Knowledge of the RFG Family Entities, there is no reasonable or valid basis for any such Action.

(i) None of the RFG Family Entities or any of their respective ERISA Affiliates has ever been a party to any agreement with any labor organization or union, and none of the Employees is represented by any labor organization or union. To the Knowledge of the RFG Family Entities, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit that could affect the any RFG Family Entity or any of their respective ERISA Affiliates. No work stoppage, labor strike, slowdown, sitdown, interruption of work, picketing, handbilling, corporate campaign activity or other concerted labor dispute against any RFG Family Entity is pending or, to the Knowledge of the RFG Family Entities, threatened. There is no Action pending or, to the Knowledge of the RFG Family Entities, threatened against any RFG Family Entity relating to labor, safety, employment practices or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints. No RFG Family Entity has engaged in any unfair labor practices within the meaning of the National Labor Relations Act, as amended.

(j) Schedule 3.23(j) sets forth change-in-control and other similar payments that could be payable to Employees under Employee Plans and Employee Agreements on account of the transactions contemplated by this Agreement.

(k) Schedule 3.23(k) sets forth a true, correct and complete list of names, dates of hire and current salary or wage rates of all individuals who are currently Employees or

Independent Contractors and all individuals to whom the RFG Family Entities have extended offers of employment or of consulting as independent contractors which are pending as of the date hereof. Schedule 3.23(k) also contains a summary of all bonus, incentive compensation, accrued vacation pay, accrued paid time off and other compensation or benefits (other than equity compensation consisting of stock options or restricted stock) earned but unpaid, and indicates whether any Employee is currently on a leave of absence for any reason.

(l) Except as provided in the Employee Agreements, (i) the employment of each Employee is terminable at will without any penalty or severance obligation of any kind, (ii) Employees are not entitled to specific notice of termination, severance pay or a fixed term of employment, and (iii) Employees may be dismissed without notice for any legal reason. To the Knowledge of the RFG Family Entities, no Employees of the RFG Family Entities are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of such Employee to be employed by the RFG Family Entities because of the nature of the business conducted by the RFG Family Entities or to the use of trade secrets or proprietary information of others.

(m) Except as set forth on Schedule 3.23(m) Each current Employee is either a United States citizen or an individual specifically authorized to engage in employment or provide services in the United States in accordance with all employment-related Laws or other Laws.

(n) With respect to any mass layoff or plant closures affecting Employees or other Persons, the RFG Family Entities have (i) complied fully with the WARN Act and any similar applicable state or local mass layoff or plant closing Laws and (ii) served in a timely manner and fashion all notices required by the WARN Act or any other similar applicable state or local mass layoff or plant closing Laws.

(o) All Employment Agreements subject to Section 409A of the Code comply, in all material respects, in both form and operation with Section 409A of the Code and the rules and regulations thereunder, and, except as set forth on Schedule 3.23(o), no RFG Family Entity has an obligation to provide any “gross-up” payment to any person in connection with Taxes payable under Section 409A of the Code.

3.24 [Reserved]

3.25 Insurance. Schedule 3.25 of the Sellers’ Disclosure Letter sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by any of the RFG Family Entities (collectively, the “Insurance Policies”). As of the date hereof, there are no claims pending under any such Insurance Policies as to which coverage has been denied. As of the date hereof, none of the RFG Family Entities is in default under, or have otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy. True and complete copies of the Insurance Policies have been made available to Purchaser.

3.26 Products Liability and Warranties. As of the date hereof, there are no pending, or to the Knowledge of the RFG Family Entities, threatened, Actions under any product and service warranty or guarantee given by the RFG Family Entities with respect to the Business. Except for product warranty replacements and refunds arising in the ordinary course of business and except as reserved for in the Interim Financial Statements, the RFG Family Entities have not incurred any Liability by reason of any express or implied warranty, any doctrine of common law (tort, contract or other), any other Laws or otherwise (collectively, “Product Liability”) with respect to any product or service of the Business sold or rendered by or on behalf of any RFG Family Entity after December 31, 2007 and prior to the Closing. Since December 31, 2007, no product or service of the Business produced by any of the RFG Family Entities has been recalled voluntarily or involuntarily. Except as provided on Schedule 3.26, neither the RFG Family Entities nor the Business has ever been subject to any recall ordered or requested any Governmental Authority with respect to the possibility that any products of the Business have been subject to contamination, including without limitation, salmonella, listeria and E. coli bacteria contamination. No recall is being considered by the RFG Family Entities, and to the Knowledge of the RFG Family Entities, no recall is being considered by or has been requested or ordered by any customers, co-packers, Governmental Authority or consumer group. With respect to all products (including all of the components thereof) manufactured or distributed by the Business, the RFG Family Entities have complied in all material respects with all applicable requirements relating to materials, design, manufacture, testing, performance, labeling, packing, holding, marketing, or promotion of such products, and such products are otherwise not in any violation of any applicable Laws.

3.27 Tangible Personal Property.

(a) Schedule 3.27(a) of the Sellers’ Disclosure Letter contains a list of each lease of personal property relating to personal property used in the Business or to which any of the RFG Family Entities is a party or by which the properties or assets of any of the RFG Family Entities are bound and requiring annual payments from the RFG Family Entities (on a consolidated basis) of $100,000 or more (collectively, the “Personal Property Leases”).

(b) Prior to the date hereof, a copy of each of the Personal Property Leases listed on Schedule 3.27(b) of the Sellers’ Disclosure Letter has been delivered to Purchaser. Each RFG Family Entity that is a party to any of the Personal Property Leases has a valid leasehold interest under each of the Personal Property Leases under which it is a lessee, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), and there is no breach or default, and no event has occurred which with notice or lapse of time will constitute a breach or default, under any of the Personal Property Leases by any of the RFG Family Entities or by any other parties thereto.

(c) Except as set forth in Schedule 3.27(c), each of the RFG Family Entities has good title to all of the items of tangible personal property reflected in the Interim Financial Statements (except as sold or disposed of subsequent to the date thereof in the ordinary course of business), free and clear of any and all Encumbrances other than Permitted Encumbrances.

3.28 Sufficiency of Assets. The Assets reflected in the Financial Statements include all of the material assets, personal property, real property and equipment that are used or held for use by the RFG Family Entities in the Business and constitute all Assets that are necessary for the conduct of the Business as it is currently conducted. Except as set forth on Schedule 3.28, the RFG Family Entities have good and valid title or a valid leasehold interest in all of the Assets free and clear of all Encumbrances, except for Permitted Encumbrances. No RFG Family Entity has engaged in any business other than the Business in the past five years and the Business is conducted solely by and through the RFG Family Entities. The Assets and property (real and personal), tangible and intangible, currently owned, leased, licensed, used or held for use by RFG Family Entities are sufficient in all respects for the continued conduct of the Business immediately after the Closing in substantially the same manner as conducted prior to the Closing, other than as set forth in the Capital Expenditure Plan.

3.29 Unlawful Practices. None of the RFG Family Entities, nor any officer, any director, Employee, or agent of any of them, or any other Person acting on any of their behalf, has directly or indirectly made any (A) illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other illegal payment to any Person, private or public, regardless of form, whether in money, property, or services (1) to obtain favorable treatment in securing or maintaining business; (2) to obtain any authorization of any Governmental Authority; or (3) to obtain or maintain any other special concessions or treatment for or in respect of any RFG Family Entity, or (B) except for travel and entertainment expenses permitted under applicable Law, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services.

3.30 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the RFG Family Entities.

3.31 Related Person Transactions.

(a) Except as set forth in Schedule 3.31(a), there is no ongoing agreement or arrangement between any Related Person, on the one hand, and any RFG Family Entity, on the other hand. Except as set forth in Schedule 3.31(a), Surviving RFG will not require any significant continued access to or use of any assets or properties of any Related Person of any kind or nature in order to conduct the operations of the Business in the ordinary course consistent with past practice. Each of the agreements listed in Schedule 3.31(a) of the Sellers’ Disclosure Letter was entered into or incurred, as the case may be, on terms no less favorable to the RFG Family Entities than if such agreement or liability was entered into or incurred on an arm’s-length basis on competitive terms.

(b) Except as set forth on Schedule 3.31(b) of the Sellers’ Disclosure Schedules, no Related Person:

(i) owns, directly or indirectly, any interest in (except for ownership for investment purposes of less than 1% of the securities of any publicly held and traded company), or received or has any right to receive payments from, or is an officer, director,

Employee, agent or consultant of, any Person which is, or is engaged in business as, a competitor, lessor, lessee, distributor, sales agent, Material Customer or Material Supplier of any of the RFG Family Entities;

(ii) owns, directly or indirectly (other than through the ownership of equity interests of RFG), in whole or in part, any tangible or intangible property (including, but not limited to, Intellectual Property) that any of the RFG Family Entities uses in the conduct of the Business; or

(iii) otherwise has an equity interest or other financial or profit interest in any Person that has had business dealings or a financial interest in any transaction with any RFG Family Entity.

3.32 Bank Accounts; Lockboxes. Schedule 3.32 of the Sellers’ Disclosure Letter contains a true, correct and complete list, as of the date hereof, of each bank account maintained by each of the RFG Family Entities together with a true, correct and complete list of each bank or other financial institution at which any lock box for the collection of accounts receivable of the RFG Family Entities or safe deposit box is maintained, together with the identity of all Persons having access to or authorized to withdraw any funds contained in such accounts or lockboxes.

3.33 Internal Control Over Financial Reporting. Except as set forth in Schedule 3.33, each of the RFG Family Entities has established and maintains internal control over financial reporting that (1) provides reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP, (2) maintains records in reasonable detail that accurately and fairly reflect its transactions and dispositions of assets, (3) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with the authorization of management, and (4) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on financial statements. The internal control over financial reporting maintained by the RFG Family Entities does not contain any significant deficiencies or material weaknesses, and the internal control over financial reporting maintained by RFG does not contain any significant deficiencies or material weaknesses. None of the RFG Family Entities has used any improper accounting practices to incorrectly reflect or not reflect any of its Assets, liabilities, revenues, or expenses.

Article 4

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except in each case as disclosed in the appropriate section of the Sellers’ Disclosure Letter (or in any other section of the disclosure letter to the extent that the relevance of any such disclosure to any other section of the disclosure letter is reasonably apparent on the face of such disclosure) or any Schedule hereto, each Seller represents and warrants to Purchaser that the following representations and warranties (in addition to any representations and warranties made by any of them elsewhere in this Agreement) are true, correct and complete as of the date of this

Agreement, and that such representations and representations will be true, correct and complete as of the Closing Date as though remade on the Closing Date with references to the Closing Date substituted for references to the date of this Agreement:

4.1 Organization and Authority of Securityholder Entities. For a Securityholder Entity, such Securityholder Entity is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Securityholder Entity and the performance by the Securityholder Entity of its obligations hereunder, have been duly authorized by all requisite action on the part of each of Securityholder Entity. The Securityholder Entity is not in violation of any provision of its Organizational Documents. Mr. K. Catchot, Mr. J. Catchot and Mr. Gibson own all of the outstanding equity interests of Liberty Fresh Foods, LLC, and Schedule 2.14 accurately reflects their respective interests therein. Liberty Fresh Foods, LLC has assets other than the Securities of RFG. The owners of all of the outstanding equity interests in Cut Fruit, LLC are set forth on Schedule 4.1.

4.2 Execution and Enforceability. This Agreement has been duly and validly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by Purchaser, RFG and the other Sellers, as applicable) this Agreement and each other document or instrument executed pursuant to the terms of this Agreement constitutes (or, in the case of any other document or instrument to be executed after the date hereof, will constitute) a legal, valid and binding obligation of the Seller (to the extent that each is or will be a party to such documents or instruments when executed), enforceable against each Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law).

4.3 No Conflict. The execution, delivery and performance of this Agreement, each other document or instrument executed pursuant to the terms of this Agreement and of the transactions contemplated hereby, does not and will not: (a) violate, conflict with or result in a breach of any provision of the Organizational Documents of the Securityholder, if a Securityholder Entity; (b) conflict with or violate any Law or Governmental Order applicable to the Seller or any of its respective assets, properties or businesses is bound or affected; (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, increase in payment, revocation, or cancellation of any provision under the terms of any Contract to which the Seller is a party; or (d) result in the creation of any Encumbrance on any of the assets or properties of the Seller pursuant to, any note, bond, mortgage or indenture, Contract, agreement, lease, sublease, license, Permit, franchise or other instrument or arrangement to which the Seller is a party or by which any of its assets or properties are bound or affected.

4.4 Absence of Litigation. As of the date of this Agreement, there is no Action involving the Seller pending or, to the Knowledge of the Seller, threatened, before any court, or before any Governmental Authority, in each case that, if adversely determined, would impair or delay the Seller’s ability to consummate the transactions contemplated hereby or to perform his or its obligations hereunder.

4.5 Investment Intent. The Merger Shares that are allocable to the Seller are being acquired for the Seller’s own account and not with a view to the public distribution of any of the Merger Shares. The Seller will not sell, pledge or otherwise transfer any of the Merger Shares except in accordance with this Agreement and applicable federal and state securities Laws.

4.6 Restricted Securities. The Seller understands that the offering and sale of the Merger Shares in the Merger is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D under the Securities Act. The Seller understands that the Merger Shares are and will remain “restricted securities” under the federal securities laws because they will be acquired from Calavo in a transaction not involving a public offering. The Seller understands the resale limitations imposed by the Securities Act and is familiar with Rule 144 under the Securities Act and the conditions which must be met in order for Rule 144 to be available for the public resale of “restricted securities.” The Seller understands that: (i) the Merger Shares have not been registered or qualified under the Securities Act or the securities laws of California, Delaware or any other state, and neither the SEC nor any state or other regulatory authority has made any recommendation or finding concerning the value of the Merger Shares; (ii) there is no assurance that the Seller will be able to sell the Merger Shares at a purchase price that the Seller deems reasonable; (iii) the Merger Shares may be offered, sold or otherwise transferred by the Seller only if the transaction is registered and qualified under the applicable provisions of federal and state securities laws or if exemptions from such registration and qualification are available; (iv) the satisfaction of these securities registration exemptions is the Seller’s responsibility; and (v) Calavo is under no obligation to assist the Seller in satisfying these exemptions, and Calavo does not intend to register any subsequent transaction by the Seller under applicable federal and state securities laws.

4.7 Legend. The Seller understands that legends to the following effect will be placed on the certificates evidencing the Merger Shares:

“The shares that are represented by this certificate have not been registered or qualified under the Securities Act of 1933, as amended (the “Act”), or applicable state securities laws. The shares may not be sold, offered for sale, assigned, pledged or otherwise transferred unless such transfer is registered or qualified under the Act and applicable state securities laws covering such shares or unless the corporation receives an opinion of counsel or other evidence satisfactory to the corporation to the effect that such registration and qualification are not required.

The shares that are represented by this certificate are subject to restrictions on transfer that are described in an Agreement and Plan of Merger dated             , 2011 among the holder of this certificate, Calavo Growers, Inc. and certain other parties.”

4.8 Access to Information. The Seller was given an adequate opportunity to review (i) Calavo’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010, (ii) all

Proxy Statements and Reports on Form 10-Q and 8-K that Calavo has filed with the SEC subsequent to January 14, 2011, and (iii) all exhibits to the foregoing documents that Calavo has filed with the SEC. In evaluating the suitability of an investment in Calavo, the Seller has not relied upon any representation or other information (whether oral or written) from Calavo or any of its agents that is inconsistent with the information contained in the documents described in the immediately preceding sentence. No oral or written representations or recommendations have been made, and no oral or written information has been furnished, to the Seller regarding the advisability of acquiring the Merger Shares. Calavo has provided the Seller (including his or her professional advisors, if any) with a sufficient opportunity to ask questions and receive answers concerning the terms and conditions of the issuance of the Merger Shares and to obtain any additional information which Calavo possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information that is contained in the documents described in the first sentence of this paragraph.

4.9 Investment Experience. The Seller has such knowledge and experience in financial and business matters that the Seller is capable of evaluating the merits and risks of an investment in Calavo and of making an informed investment decision.

4.10 Residency. The principal residence of the Seller (if not a Securityholder Entity) or the jurisdiction of organization for the Securityholder (if a Securityholder Entity) is set forth on Schedule 4.10.

4.11 Accredited Investor. Each Seller, except for Donald Johnson, is an “accredited investor” as defined in Rule 501(a) under the Securities Act and each Seller has delivered to Calavo on the date hereof a fully completed and duly executed Investor Questionnaire in the form attached hereto as Exhibit E.

4.12 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller.

4.13 The Trust. The Seller has agreed to the Trust arrangement as set forth in the Trust’s Organizational Documents. The sole beneficiaries of the Trust are the Sellers, and the Sellers’ Representative is the Trustee.

Article 5

REPRESENTATIONS AND WARRANTIES OF CALAVO AND NEWCO

Calavo and Newco jointly and severally represent and warrant to the Sellers that the following representations and warranties (in addition to any representations and warranties made by either of them elsewhere in this Agreement) are true, correct and complete as of the date of this Agreement, and that such representations and representations will be true, correct and complete as of the Closing Date as though remade on the Closing Date with references to the Closing Date substituted for references to the date of this Agreement:

5.1 Organization and Authority of Calavo and Newco. Each of Calavo and Newco is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Calavo and Newco, the performance by each of Calavo and Newco of its obligations hereunder and the consummation by each of Calavo and Newco of the transactions contemplated hereby, have been duly authorized by all requisite action on the part of each of Calavo and Newco. This Agreement has been duly and validly executed and delivered by Calavo and Newco, and (assuming due authorization, execution and delivery by RFG and the Sellers, as applicable) this Agreement and each other document or instrument executed pursuant to the terms of this Agreement constitutes (or, in the case of any other document or instrument to be executed after the date hereof, will constitute) a legal, valid and binding obligation of each of Calavo and Newco (to the extent that each is or will be a party to such documents or instruments when executed), enforceable against each of Calavo and Newco in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). Neither Calavo nor Newco is in violation of any provision of its Organizational Documents.

5.2 No Conflict. The execution, delivery and performance of this Agreement, each other document or instrument executed pursuant to the terms of this Agreement and of the transactions contemplated hereby by each of Calavo and Newco does not and will not: (a) violate, conflict with or result in a breach of any provision of the Organizational Documents of Calavo or Newco; (b) conflict with or violate any Law or Governmental Order applicable to Calavo or Newco or any of their respective assets, properties or businesses is bound or affected; (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, increase in payment, revocation, or cancellation of any provision under the terms of any Contract to which Calavo or Newco is a party; or (d) result in the creation of any Encumbrance on any of the assets or properties of Calavo or Newco pursuant to, any note, bond, mortgage or indenture, Contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Calavo and Newco is a party or by which any of its assets or properties are bound or affected.

5.3 Governmental Consents and Approvals. Except for compliance with the applicable requirements of the HSR Act, if any, and filings to be made after the Closing with respect to the Securities Act and any state securities Law, if any, the execution, delivery and performance of this Agreement by each of Calavo and Newco does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority.

5.4 Absence of Litigation. As of the date of this Agreement, there is no Action involving Calavo or Newco pending or, to the Knowledge of Calavo or Newco, threatened, before any court, or before any Governmental Authority, in each case that, if adversely determined, would impair or delay Calavo’s and Newco’s ability to consummate the transactions contemplated hereby or to perform their obligations hereunder.

5.5 No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

5.6 Newco. Newco is a newly-formed, wholly-owned subsidiary of Calavo, formed solely for the purpose of the transactions contemplated by this Agreement, holding no assets or liabilities other than those pursuant to this Agreement.

5.7 Issuance of Shares to the Securityholders. The Merger Shares to be issued by Calavo to the Securityholders at the Closing will be duly authorized, fully paid and nonassessable. The Merger Shares issuable as part of the Stage 2 Earn-Out Payment and Stage 3 Earn-Out Payment, when issued in accordance with the terms hereof, will be duly authorized, fully paid and nonassessable.

Article 6

PRE-CLOSING COVENANTS OF THE PARTIES

In addition to their agreements contained in other sections of this Agreement, Purchaser, RFG and the Sellers agree as follows:

6.1 Conduct of Business Prior to the Closing.

(a) RFG and the Sellers covenant and agree that, except as otherwise contemplated by this Agreement, as set forth in Schedule 6.1(a) of the Sellers’ Disclosure Letter, as required by applicable Law or as consented to by Purchaser in writing (which consent shall not be unreasonably conditioned, withheld or delayed), at all times from and after the date hereof through and to the Closing Date, RFG will, and will cause each other RFG Family Entity to:

(i) operate its respective Business in the ordinary course consistent with past practice, including with respect to the collection of accounts receivable and the payment of accounts payable and other Indebtedness, obligations and Liabilities when due (except for those disputed in good faith); and

(ii) use commercially reasonable efforts to: (A) preserve in all material respects its present business operations, organization and goodwill, including the Assets, and (B) preserve in all material respects the present relationships which it has with its vendors, customers, suppliers, Employees, contractors, regulators and other Persons having business relationships with it.

(b) Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as otherwise contemplated by this Agreement, as set forth in Schedule 6.1(b) of the Sellers’ Disclosure Letter, as required by applicable Law or as consented to by Purchaser in writing (which consent shall not be unreasonably conditioned, withheld or delayed), each RFG Family Entity shall, and RFG and the Sellers shall cause each RFG Family Entity to, except as otherwise contemplated by this Agreement or as required by applicable Law or as consented to by Purchaser in writing (which consent shall not be unreasonably conditioned, withheld or delayed):

(i) maintain its legal existence and preserve and maintain all Permits required for the conduct of the Business as currently conducted or the ownership and use of the Assets;

(ii) maintain the books and records of the RFG Family Entities in accordance with past practice; and

(iii) comply in all material respects with all Laws applicable to the conduct of the Business or the ownership and use of the Assets.

(c) Each of the RFG Family Entities and each Seller covenants and agrees that, except (1) as otherwise contemplated by this Agreement, (2) as set forth in Schedule 6.1(c) of the Sellers’ Disclosure Letter, (3) as required by applicable Law, or (4) as consented to by Purchaser in writing (which consent shall not be unreasonably conditioned, withheld or delayed), at all times from and after the date hereof, through and to the Closing Date, it shall not, directly or indirectly:

(i) acquire (by merger, consolidation, a joint venture, acquisition of stock or assets or other business combination) any corporation, partnership, other business entity, property, plant, facility, furniture, equipment or other asset, or make or commit to make any capital expenditure or expenditures, except as set forth in the Capital Expenditure Plan;

(ii) sell, lease, license, transfer, encumber, pledge or dispose of any Assets (including by way of merger, consolidation, assets sale formation of a joint venture or other business combination) except in the ordinary course of business consistent with past practices;

(iii) make any loans, advances or capital contributions to, or investments in any Person, other than intercompany loans made by the RFG Family Entities to any of the other RFG Family Entities;

(iv) cancel, compromise, terminate or amend any Material Contract, or waive any material rights thereunder in each case, other than in the ordinary course of business consistent with past practice;

(v) take any action outside the ordinary course of business, consistent with past practice;

(vi) incur any Indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse the obligations of any other Person or otherwise enter into any Off Balance Sheet Arrangements;

(vii) Issue, deliver, grant, encumber, pledge, or sell or authorize or propose the issuance, delivery, grant, encumbrance, pledge or sale of, or purchase or propose the purchase of, any Securities or other Contracts of any character obligating it to issue any such Securities;

(viii) Declare, set aside, set a record date with respect to, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its Securities; split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other Securities in respect of, in lieu of or in substitution for shares of its capital stock or any of its other Securities; purchase, repurchase, redeem or otherwise acquire, directly or indirectly, any of its Securities; or adopt any resolution, plan or arrangement for liquidation, dissolution or winding-up;

(ix) adopt, enter into, or increase benefits under any Employee Plan (or any plan that would be an Employee Plan if in effect on the date hereof) or grant or agree to grant any increase in the wages, salary, bonus or other compensation, remuneration or benefits (including severance or termination pay) of any executive-level Employee of any RFG Family Entity, except, in each case, in the ordinary course of business, consistent with past practice, or as required under applicable Law or any existing Employee Plan, take any action that would constitute a “mass lay-off” a “mass termination,” or a “plant closing,” or which would otherwise trigger notice requirements under any applicable Law concerning reductions in force, such as the WARN Act or any similar Law in any applicable jurisdiction, except as required by applicable Law, existing Employee Plans or in the ordinary course of business consistent with past practice;

(x) change any plan administrator of any Employee Plan, except as required under applicable Law;

(xi) make any change in any of its present accounting methods and practices, except as required by changes in GAAP or applicable Law;

(xii) amend, adopt or effect any change to the Organizational Documents of any RFG Family Entity;

(xiii) cancel or terminate its current Insurance Policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiv) enter into any Contract that would be a Material Contract other than those Material Contracts that are a renewal of an existing contract entered into in the ordinary course of business;

(xv) settle any pending or threatened Action that any RFG Family Entity would be required to disclose in the Sellers’ Disclosure Letter or otherwise cancel, compromise or settle any material claim, or waive or release any material rights of any RFG Family Entity;

(xvi) make or change any material non-income Tax election, change an annual accounting period, file any material amended non-income Tax Return, enter into any material closing agreement, settle any material non-income Tax claim or assessment, surrender any material right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any non-income Tax claim or assessment, fail to timely file any non-income Tax Return or timely pay any non-income Tax (in each case, taking into account any valid extensions);

(xvii) give any material consent or exercise any material option under any Real Property Lease or acquire any Owned Real Property, except for any alteration that is in progress as of the date hereof;

(xviii) take any action that would reasonably be expected to make any of the representations or warranties contained in this Agreement untrue or incorrect or prevent RFG or the Sellers from performing or cause RFG or any of the Sellers not to perform one or more covenants required hereunder to be performed by RFG or the Sellers; and

(xix) agree or commit to any of the foregoing, whether in writing or otherwise.

6.2 Access to Information. Prior to the Closing Date, Purchaser shall be entitled, through its officers, employees and Representatives, to reasonable access during normal business hours to the officers, employees, agents, and offices of the RFG Family Entities and their books and records, including any income Tax Returns or income Tax records, and the RFG Family Entities shall furnish Purchaser with such data and information of the RFG Family Entities as Purchaser reasonably requests. In exercising its rights hereunder, Purchaser shall conduct itself so as not to interfere in the conduct of the RFG Family Entities prior to the Closing. Notwithstanding anything to the contrary set forth in this Agreement, none of the RFG Family Entities nor any of their Affiliates shall be required to disclose to Purchaser or any agent or Representative thereof any information if doing so could violate any Contract or Law to which the RFG Family Entities or any of their Affiliates is a party or is subject or which such Person believes in good faith could result in a loss of the ability to successfully assert a claim of privilege (including, without limitation, the attorney-client and work product privileges). Prior to the Closing, Purchaser shall not (and shall cause its Representatives and agents not to) use any information obtained pursuant to this Section 6.2 for any purpose unrelated to the transactions described in this Agreement. No information or knowledge obtained by Purchaser pursuant to this Section 6.2 or pursuant to any other provision of this Agreement shall be deemed to qualify, modify, or limit any representation or warranty of any Seller contained in this Agreement or elsewhere.

6.3 Commercially Reasonable Efforts; Regulatory and Other Authorizations; Consents.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including the obtaining of all necessary actions, waivers, consents and approvals from Governmental Authorities, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an Action by, any Governmental Authority.

(b) Within two days after the execution of this Agreement, Purchaser and RFG shall determine whether a filing is required under the HSR Act in connection with the Merger. The RFG Family Entities and Purchaser shall promptly, but in no event in the case of the HSR Act, later than ten days after the date hereof, make all required filings in connection with the transaction contemplated hereby under (i) the HSR Act and (ii) any other applicable Laws (other than filings to be made after the Closing with respect to the Securities Act and any state securities Law), and thereafter make any other required submissions under the HSR Act and other such Laws and use commercially reasonable efforts and diligence to satisfy any other conditions necessary to comply with the filing requirements of the HSR Act and any other similar applicable Laws and to obtain early termination of any waiting period pursuant thereto.

(c) The RFG Family Entities and Purchaser shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and, to the extent legally permissible, promptly inform each other of the substance of notices or other communications between the RFG Family Entities or Purchaser and their Representatives and counsel, as the case may be, or any of their respective Subsidiaries, and any third party and/or any Governmental Authority with respect to such transactions. Each of the RFG Family Entities and Purchaser shall use its commercially reasonable efforts to take such action as may be required to cause the expiration of the waiting periods under applicable Law with respect to such transactions as promptly as possible after the execution of this Agreement. The RFG Family Entities and Purchaser shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Authority pursuant to any applicable Law, and shall comply promptly with any such reasonable inquiry or request. To the extent permitted by applicable Law, the RFG Family Entities and Purchaser shall permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Authority. Each of RFG and Purchaser agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement without having consulted with the other Party to the extent practicable in advance and, to the extent not prohibited by such Governmental Authority, giving the other Party’s outside counsel the opportunity to attend and participate.

(d) Each of RFG and Purchaser shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement and to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions, if applicable, as promptly as possible after the execution of this Agreement. In that regard, each will comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from the FTC, the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) or any other Governmental Authority in respect of such filings or such transactions and cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith).

(e) Notwithstanding anything to the contrary in this Agreement, however, neither Purchaser nor any RFG Family Entity shall be required, in connection with the matters covered by this Section 6.3, to (i) contest, resist or challenge any legal proceeding instituted (or threatened to be instituted) by any Governmental Authority challenging any transaction contemplated by this Agreement as a violation of any antitrust Law or otherwise seek to have any Governmental Order, including any preliminary injunction or other similar temporary order that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement, vacated, lifted, reversed, or overturned, (ii) pay any amounts (other than the payment of nominal processing or required governmental filing fees) to obtain any consent or approval (other than costs and fees associated with responding to requests for additional information) or to settle any claim that may be contested, (iii) appeal any decision or Action of any court, (iv) hold separate (including by trust or otherwise) or divest any of their or (after the Closing) any of the RFG Family Entities’ respective businesses, product lines or assets, (v) agree to any limitation on the operation or conduct of their or (after the Closing) any of the RFG Family Entities’ respective businesses, or (vi) waive any of the conditions set forth in Section 7.3 (Conditions Precedent to Purchaser’s Closing Obligations) of this Agreement.

6.4 Further Action. Each of the Parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, each as may be required to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement. Neither the RFG Family Entities nor the Sellers will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the RFG Family Entities from maintaining the same business relationships with the RFG Family Entities after the Closing as it maintained with the RFG Family Entities prior to the Closing.

6.5 Third Party Consents. The RFG Family Entities and the Sellers shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Purchaser at or prior to the Closing, all consents and approvals under each Contract listed or described on Schedule 6.5 of the Sellers’ Disclosure Letter (and any Contract entered into after the date hereof that would have been required to be listed or described on Schedule 6.5 if entered into prior to the date hereof), such consents and approvals to be in form and substance satisfactory to Purchaser.

6.6 Terminations. The RFG Family Entities and the Sellers shall use commercially reasonable efforts to terminate prior to the Closing each Contract and arrangement listed or described on Schedule 7.3(k) of the Sellers’ Disclosure Letter (and any Contract or arrangement entered into after the date hereof that would have been required to be listed or described on Schedule 7.3(k) if entered into prior to the date hereof), including but not limited to the guarantee executed by GHCA of the obligations of LIG Partners, LLC owed to Umpqua Bank, the Lines of Credit, and any notes payable to any Related Persons, and obtain from the parties thereto a release and waiver of any and all claims that any of them may have under such agreements.

RFG shall deliver to Purchaser at or prior to the Closing, documentation of such termination in a form reasonably acceptable to Purchaser. Each Seller that is a party to any Contracts listed on Schedule 7.3(k) hereby agrees to terminate such Contract effective at or prior to Closing.

6.7 No Solicitation of Other Bids.

(a) The RFG Family Entities and the Sellers shall not, and shall not authorize or permit any of their Affiliates or any of their Representatives (including the Sellers’ Representative) to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. The Sellers shall immediately cease and cause to be terminated, and shall cause the RFG Family Entities and their Affiliates and all of their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) relating to the direct or indirect disposition, whether by asset or stock sale, merger or otherwise, of all or any portion of the Business or Assets of any RFG Family Entity, other than products sold in the ordinary course of business.

(b) In addition to the other obligations under this Section 6.7, each Seller or RFG, as applicable, shall promptly (and in any event within three business days after receipt thereof by RFG or such Seller) advise Purchaser orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same.

(c) Each Seller and RFG agrees that the rights and remedies for noncompliance with this Section 6.7 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Purchaser and that money damages would not provide an adequate remedy to Purchaser.

6.8 Notice of Certain Events.

(a) From the date hereof until the Closing, each of Purchaser, on the one hand, and RFG and the Sellers, on the other, shall promptly notify the other Party in writing of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to result in, any representation or warranty made by RFG, any Seller or Purchaser, as applicable, hereunder not being true and correct if such inaccuracy would cause the conditions set forth in either Section 7.2(a) or 7.3(a) to not be satisfied, or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions or covenants set forth in this Agreement to be complied with or otherwise satisfied;

(ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iv) any Action commenced or, to the Knowledge of the RFG Family Entities, threatened against, relating to, or involving or otherwise affecting the Business that, if pending on the date of this Agreement, would have been required to have been disclosed in the Sellers’ Disclosure Letter or that relates to the consummation of the transaction contemplated by this Agreement.

The receipt of information by Purchaser or RFG pursuant to this Section 6.8 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any RFG Family Entity, any Seller or Purchaser, as applicable, in this Agreement and shall not be deemed to amend or supplement the Sellers’ Disclosure Letter or the Purchaser’s Disclosure Letter, as applicable.

6.9 Seller Transfers. Each Seller agrees that until the earlier of the Effective Time or the termination of this Agreement pursuant to Article 11, he or it shall not sell, pledge or otherwise transfer any of his or her Securities of RFG (or with respect to Mr. K. Catchot, Mr. J. Catchot and Mr. Gibson, his Securities of Liberty Fresh Foods, LLC) without the prior written consent of Purchaser.

6.10 Employment of Earn-Out Key Employees. Newco agrees to enter into and to deliver at or prior to the Closing to Mr. J. Catchot, an employment agreement substantially in the form set forth in Exhibit F-1, Mr. K. Catchot, an employment agreement substantially in the form set forth in Exhibit F-2, and to Mr. Gibson, an employment agreement substantially in the form set forth in Exhibit F-3 (each, an “Employment Agreement”). Each Seller that is an Earn-Out Key Employee hereby agrees to enter into and to deliver at or prior to the Closing to Newco an Employment Agreement, as applicable. Each of Mr. J. Catchot, Mr. K. Catchot, Mr. Gibson, Mr. Castillo and Mr. Johnson agree to comply with all of the terms of (1) Calavo’s Code of Business Conduct and Ethics that Calavo posts on its website or files with the Securities and Exchange Commission and (2) Calavo’s Employment Handbook that Calavo distributes generally to its employees, including employees of Calavo’s subsidiaries.

6.11 Release. Effective at the Closing, each Seller releases and discharges each of the RFG Family Entities and their subsidiaries, officers, directors, employees, equity holders, agents, attorneys and predecessors and successors in interest, heirs, executors and assigns, from any and all claims for relief, including all causes of actions, suits, petitions or demands in law or equity, direct, derivative, or otherwise, and any and all allegations of liability, including any allegation of debts, obligations, promises, guarantees, damage awards, or for any equitable, legal and administrative relief that have been, could have been, or may be asserted in any court action, whether federal or state, or otherwise, or before any administrative body, tribunal, arbitrator or arbitration panel, regardless of whether known or unknown, foreseen or unforeseen, or fixed or contingent at the time of the Closing, that any Seller may have against any of the RFG Family Entities. The release contained herein is intended to be complete and final and to cover not only claims, demands, liabilities, damages, actions and causes of action which are known, but also claims, demands, liabilities, damages, actions and causes of action which are unknown or which the Seller does not suspect to exist in its favor which, if known at the time of executing this Agreement, might have affected its actions, and therefore the Seller expressly waives the benefit of the provisions of Section 1542 of the California Civil Code, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

Each Seller hereby waives and relinquishes all rights and benefits that he or it has or may have had under Section 1542 of the California Civil Code or the law of any other state, country, or jurisdiction to the same or similar effect to the full extent that he may lawfully waive such rights.

6.12 Quitclaim. Effective at the Closing, each Seller assigns to RFG, without additional compensation, all right, title and interest in all creations, including without limitation all ideas, processes, inventions, technology, writings, software programs, designs, formulas, discoveries, patents, copyrights, or trademarks, or any claims or rights, (and any related improvements or modifications to the foregoing), whether or not subject to patent or copyright protection (collectively, “Creations”), relating to the Business that have been or will be conceived or developed by the Seller alone or with others, whether or not conceived before, on or after the date hereof. Such Creations shall be the sole property of RFG and, to the maximum extent permitted by applicable law, shall be deemed works made for hire. To the extent that any such work is deemed not to be a “work made for hire” or that other Intellectual Property rights are embodied therein, each of the Sellers hereby assigns, and agrees to assign, to RFG all right, title and interest in and to any such work and all related Intellectual Property rights, as well as to all other Intellectual Property contributed to or conceived or made by such Seller at any time during his or its employment or engagement with the RFG Family Entities (in each case, whether alone or jointly with others). Each Seller shall execute such written instruments and do other such acts as may be necessary in the opinion of Purchaser to obtain a patent, register a copyright, or otherwise enforce RFG’s rights in such Creations (and such Seller hereby irrevocably appoints RFG and any of its officers as his or its attorney in fact to undertake such acts in his or its name).

6.13 Amendments of Schedules. RFG may deliver (by written notice to Purchaser) supplements to the disclosure schedules to this Agreement with respect to any actions, events, conditions, circumstances or matters arising or occurring after the execution and delivery of this Agreement which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Sellers’ Disclosure Letter; provided that such supplement may only amend the Sellers’ Disclosure Letter to reflect actions, events, conditions, circumstances or matters that are not the result of a breach of any covenant set forth in this Agreement. The supplement shall list each updated, supplemented or amended item by an appropriate reference to the applicable Section of this Agreement. Notwithstanding any provision in this Agreement to the contrary, unless Purchaser provides RFG with a written termination notice pursuant to Section 11.1(b) prior to the Closing, the disclosure schedules shall be deemed for purposes of Article 10 hereof to include and reflect such supplement made in accordance with this Section 6.13 prior to the Closing Date, but solely with respect to those actions, events, conditions, circumstances or matters disclosed thereon that occurred after the date of this Agreement; provided, however, that no such supplemented disclosure schedule shall cure, or be deemed to cure, any breach of this Agreement that existed as of the date of this Agreement.

6.14 Closing Statement. RFG shall prepare and deliver the Closing Statement as set forth in Section 2.11.

6.15 Public Announcements. Prior to the Closing Date, no Party shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without prior consultation with and written approval of the other Parties hereto, which approval will not be unreasonably conditioned, withheld or delayed, unless disclosure is otherwise required by applicable Law (including applicable federal securities Laws) or by the applicable rules of any stock exchange, provided that, to the extent required by applicable Law or by the applicable rules of any stock exchange, the Party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law or the rules of any stock exchange to consult with the other Party with respect to the text thereof and to consider in good faith any proposed modifications thereto.

Article 7

CLOSING

7.1 Closing. Subject to the terms and conditions of this Agreement, the transactions contemplated hereby shall take place and become effective at the Closing to be held at the offices of TroyGould PC, 1801 Century Park East, Suite 1600, Los Angeles CA 90067 on (i) the second business day following the satisfaction or waiver, if permissible, of the conditions to the Closing set forth in Article 7 (other than those conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions), or (ii) at such other time or place as RFG and Purchaser mutually agree. Except to the extent expressly set forth in this Agreement to the contrary, and notwithstanding the actual occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to occur and be effective as of the Effective Time.

7.2 Conditions Precedent to RFG’s and Sellers’ Closing Obligations. The obligations of RFG and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by RFG and the Sellers’ Representative (in their sole discretion), at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Purchaser contained in this Agreement shall be true and correct (disregarding any materiality qualifications in such representations and warranties) on the date hereof and as of the Closing Date with the same effect as though made at and as of such date (except for those representations and warranties or the portions thereof that address matters as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement, provided that the immediately preceding qualification shall be applicable solely for purposes of determining RFG’s and the Sellers’ obligation to close the transactions contemplated by this Agreement and shall not be deemed to have modified or limited the Sellers’ rights to indemnification pursuant to Article 10;

(ii) The covenants and agreements contained in this Agreement to be complied with by Purchaser on or prior to the Closing shall have been complied with in all material respects; provided that any covenants or agreements that are qualified by materiality or Material Adverse Effect shall be complied with in all respects; and

(iii) RFG shall have received a certificate from Purchaser to the effect of clauses (i) and (ii) above, signed by a duly authorized officer thereof.

(b) No Order. No action or proceeding shall be pending before any Governmental Authority (i) to enjoin, restrain or prohibit the consummation of the transactions contemplated hereby or (ii) which if adversely decided would have a Material Adverse Effect. No Governmental Authority shall have enacted, issued or promulgated any Law or Governmental Order that would enjoin, restrain or prohibit the consummation of the transactions contemplated hereby or which would have a Material Adverse Effect.

(c) Regulatory Approvals. All applicable waiting periods under applicable Law, including, if applicable, the HSR Act, with respect to the transactions contemplated by this Agreement shall have expired or been terminated, and all of the approvals or consents of Governmental Authorities required to consummate the transactions contemplated by this Agreement and set forth on Schedule 7.3(c) of the Sellers’ Disclosure Letter shall have been obtained.

(d) Secretary’s Certificate. RFG shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Calavo and Newco, respectively, certifying that attached thereto are true and complete copies of all resolutions adopted by the Board of Directors of Calavo and the member of Newco, respectively, authorizing the execution, delivery and performance of this Agreement and the other transaction documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(e) Leases. Leases, substantially in the form attached hereto as Exhibit G-1 with respect to GHCA and LIG Partners, LLC, and substantially in the form attached hereto as Exhibit G-2 with respect to the lease between GHSW and Bluebonnet Farms, Ltd, shall have been executed and such leases shall be in full force and effect at the Closing. In addition, GHSW and Bluebonnet Farms, Ltd shall have entered into an agreement concerning GHSW’s rights with respect to TCFD, Bluebonnet Farms, Ltd.’s other tenant at the property located at 8255 Tewantin Drive, Houston, TX 77061, substantially in the form attached hereto as Exhibit G-3.

(f) Other Items. At the Closing, Purchaser shall have delivered to the Sellers’ Representative the agreements, documents and instruments set forth in Section 7.4.

(g) Merger Certificate. The Merger Certificate shall have been filed with the Secretary of State of the State of Delaware.

(h) Merger Shares and Securities of Surviving RFG. Calavo shall have delivered to the Escrow Agent the Holdback Shares and the Securities of Surviving RFG for purposes of Section 10.8.

7.3 Conditions Precedent to Purchaser’s Closing Obligations. The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by Purchaser (in its sole discretion), at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of RFG and each of the Sellers contained in this Agreement shall be true and correct (disregarding any materiality or Material Adverse Effect qualifications in such representations and warranties) on the date hereof and as of the Closing Date with the same effect as though made at and as of such date (except for those representations and warranties or the portions thereof that address matters as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, provided that the immediately preceding Material Adverse Effect qualification shall be applicable solely for purposes of determining Purchaser’s obligation to close the transactions contemplated by this Agreement and shall not be deemed to have modified or limited Purchaser’s rights to indemnification pursuant to Article 10;

(ii) The covenants and agreements contained in this Agreement to be complied with by RFG and the Sellers on or prior to the Closing shall have been complied with in all material respects; provided that any covenants or agreements that are qualified by materiality or Material Adverse Effect shall be complied with in all respects;

(iii) Purchaser shall have received a certificate from RFG to the effect of clauses (i) and (ii) above, signed by a duly authorized officer of RFG; and

(iv) Purchaser shall have received a certificate from each of the Sellers to the effect of clauses (i) and (ii) above, signed by the Seller if a natural person or a duly authorized officer if a Securityholder Entity;

(b) No Order. No action or proceeding shall be pending before any Governmental Authority (i) to enjoin, restrain or prohibit the consummation of the transactions contemplated hereby or (ii) which if adversely decided would have a Material Adverse Effect. No Governmental Authority shall have enacted, issued or promulgated any Law or Order that would enjoin, restrain or prohibit the consummation of the transactions contemplated hereby or which would have a Material Adverse Effect;

(c) Regulatory Approvals. All applicable waiting periods under applicable Law, including, if applicable, the HSR Act, with respect to the transactions contemplated by this Agreement shall have expired or been terminated, and all of the approvals or consents of Governmental Authorities required to consummate the transactions contemplated by this Agreement and set forth on Schedule 7.3(c) of the Sellers’ Disclosure Letter shall have been obtained;

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect;

(e) Secretary’s Certificate. Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of RFG certifying that attached thereto are true and complete copies of all resolutions adopted by the board of managers or other governing body of RFG authorizing the execution, delivery and performance of this Agreement and the other transaction documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(f) Incumbency Certificate. Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of RFG certifying the names and signatures of the officers of RFG authorized to sign this Agreement and the other documents to be delivered hereunder;

(g) Fairness Opinion. Calavo shall have received a written opinion from Key & Company LLC, in form and substance reasonably satisfactory to Calavo, stating that the transaction contemplated hereby is fair, from a financial point of view, to Calavo’s shareholders;

(h) Required Audit. Moss Adams LLP (the “Auditor”) shall have completed an audit of the financial statements of RFG (the “Closing Financial Statements”) as reasonably required by Calavo in order to satisfy its reporting requirements with the SEC (the “Audit”). The Auditor shall have issued its opinion without qualification, and such Audit shall indicate that RFG is solvent and that the representations regarding internal accounting controls set forth in Section 3.33 are true and correct. The Closing Financial Statements of RFG, as audited, shall be in all material respects consistent with the Financial Statements, to the satisfaction of Calavo in its sole discretion. The Closing Financial Statements must (i) comply as of the Closing as to form in all material respects with the requirements of Rule 3-05 of Regulation S-X promulgated under the Exchange Act with respect to an acquired business, assuming that RFG is acquired by an entity registered under Section 12 of the Exchange Act; (ii) present fairly, in all material respects, the financial position of RFG on a consolidated basis (taken as a whole) as at the dates thereof and the statements of income and cash flows of the RFG for the periods then ended; and

(iii) accurately reflect in all material respects the books of account and other financial records of the RFG Family Entities.

(i) Co-Packer Agreements. Arrangements shall have been made for the continuation of the Co-Packer Agreements after the Closing to the reasonable satisfaction of Purchaser, and the Co-Packer Agreements shall be in full force and effect at the Closing.

(j) Leases. The leases and other agreements described in Section 7.2(e) shall have been executed and such leases and agreements shall be in full force and effect at the Closing.

(k) Termination of Certain Agreements. RFG shall have delivered copies of documentation, in form and substance reasonably acceptable to Purchaser, evidencing the termination of the Contracts or arrangements set forth on Schedule 7.3(k), including but not limited to the guarantees executed by GHCA of the obligations of LIG Partners, LLC owed to Umpqua Bank, the Lines of Credit, and any notes payable to any Related Persons, and the release and waiver by any parties thereto of any and all claims that any of them may have under such agreements.

(l) Consents. Purchaser shall have received satisfactory evidence that RFG shall have obtained the consents and approvals listed on Schedule 7.3(l) and all such approvals and consents shall have been obtained on terms that are not reasonably likely to adversely affect Purchaser’s ownership or operations of the businesses of Calavo or Surviving RFG.

(m) [***] Agreement. The [***] Agreement shall be in full force and effect.

(n) Merger Certificate. The Merger Certificate shall have been filed with the Delaware Secretary of State.

(o) Closing Statement. The Closing Statement shall have been delivered to Purchaser in accordance with Section 2.11.

(p) Other Items. The Sellers shall have delivered to Purchaser the agreements, documents and instruments set forth in Section 7.5.

7.4 Purchaser’s Closing Deliveries. At the Closing, Purchaser shall deliver to the Sellers the following instruments, agreements and documents, duly executed where applicable, each of which must be in form and substance reasonably satisfactory to the Sellers:

(a) the Closing certificate described in Section 7.2(a);

(b) the Employment Agreements, duly executed by Newco;

(c) the Escrow Agreement, duly executed by Calavo;

(d) a certificate of good standing for Newco issued by the Secretary of State of the State of Delaware, dated as of a date not more than five days prior to the Closing Date;

(e) the Merger Certificate, for filing with the Secretary of State of the State of Delaware, duly executed by Newco;

(f) the Initial Merger Cash by wire transfer of immediately available funds to the Trust, as set forth in Section 2.9;

(g) all other documents required to be delivered by Purchaser on or prior to the Closing Date pursuant to this Agreement.

7.5 Sellers’ Closing Deliveries. At the Closing, the Sellers shall deliver to Purchaser the following instruments, agreements and documents, duly executed where applicable, each of which must be in form and substance reasonably satisfactory to Purchaser:

(a) The Escrow Agreement, duly executed by the Sellers’ Representative;

(b) any letter of transmittal or similar documentation reasonably requested by Purchaser in connection with the cancellation of the Securities of RFG and the payment of the Merger Consideration;

(c) [Reserved];

(d) a certificate of good standing for RFG issued by the Secretary of State of the State of Delaware, dated as of a date not more than five days prior to the Closing Date;

(e) the Closing certificate described above in Section 7.3(a);

(f) the Merger Certificate, duly executed by RFG;

(g) [Reserved]

(h) written opinions from the counsel of RFG, substantially in form attached hereto as Exhibit H;

(i) the Employment Agreements, duly executed by each of the Earn-Out Key Employees;

(j) duly executed stock assignments from the Sellers regarding the Holdback Shares that are required to be delivered as security to the Escrow Agent in accordance with Section 2.10; and

(k) all other documents required to be delivered by RFG or the Sellers on or prior to the Closing Date pursuant to this Agreement.

Article 8

POST CLOSING TAXES

8.1 Returns and Payments.

(a) Purchaser shall prepare and file (or cause to be prepared and filed) all Tax Returns with respect to the RFG Family Entities due after the Closing Date (including any valid extensions of time). Tax Returns of the RFG Family Entities due after the Closing Date that relate to any period beginning before the Closing Date (such Tax Returns, the “Straddle Return”) shall be prepared in a manner reasonably consistent with past practices employed with respect to the RFG Family Entities, except where a contrary manner is required by Law. Purchaser shall provide the Sellers’ Representative with a copy of each completed Straddle Return (or, in the case of Tax Returns filed for an affiliated group, the portion of such consolidated Tax Return solely relating to the RFG Family Entities), together with appropriate supporting information and schedules at least fifteen days prior to the due date (including any extensions thereof) for the filing of such Straddle Return, and the Sellers’ Representative shall have the right to review and comment on such Straddle Return prior to the filing of such Straddle Return and Purchaser shall accept all reasonable comments provided by the Sellers’ Representative; provided, however, that for any Straddle Return required to be filed within ninety days of the Closing Date (taking into account any available extensions), Purchaser shall instead use commercially reasonable efforts to afford the Sellers’ Representative a reasonable opportunity (but in no event less than ten business days) to review and approve such Straddle Return prior to filing. The failure of the Sellers’ Representative to propose any changes to any such Straddle Return within fifteen days following the receipt thereof shall be deemed to constitute its approval thereof. Purchaser shall file or cause to be filed all such Tax Returns and shall pay the Taxes shown due thereon; provided, however, that nothing contained in the foregoing shall in any manner terminate, limit or adversely affect any right of Purchaser to receive indemnification pursuant to any provision in this Agreement.

(b) Purchaser and the Sellers’ Representative agree that the Transaction Tax Benefit items, to the extent permitted by Law, shall be included as deductions of the RFG Family Entities in all Tax Returns for the Stub Period with respect to income taxes (“Stub Period Income Tax Returns”) and further agree that the “next day rule” of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) has no application with respect to such Transaction Tax Benefit items. For purposes of this Agreement, the “Stub Period” shall be any taxable year of the RFG Family Entities that ends on the Closing Date for U.S. federal income tax purposes or for purposes of any other taxing jurisdiction. The RFG Family Entities will prepare or cause to be prepared and file or cause to be filed, and cause their Affiliates to prepare or cause to be prepared and file or cause to be filed, all Tax Returns in a manner consistent with the provisions of this Section 8.1.

8.2 Cooperation with Respect to Tax Returns. Purchaser and the Sellers’ Representative shall furnish or cause to be furnished to each other, and each at their own cost and expense, as promptly as practicable, such information (including access to books and records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations of any material provided, relating to the RFG Family Entities as is reasonably necessary for the filing of any Tax Return, for the preparation for any audit and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes. Purchaser shall retain in its possession, and shall provide the Sellers’ Representative reasonable access to (including the right to make copies of), such supporting books and records and any other materials that the Sellers’ Representative may specify with respect to Tax matters relating to any taxable period ending on or prior to the Closing Date for a period of seven years after the Closing. After such time, Purchaser may dispose of such material.

8.3 Tax Audits. Purchaser shall have the sole right to represent the interests of the RFG Family Entities in all Tax audits or administrative or court proceedings related to Taxes; provided, however, that with respect to audits or proceedings regarding any item, the adjustment of which may cause the Sellers to become obligated to make any payment pursuant to Article 10, Purchaser shall consult with the Sellers’ Representative, and not settle any such item, without the consent of the Sellers’ Representative (which shall not be unreasonably withheld, delayed or conditioned) (any such audits or proceedings, a “Relevant Proceeding”); provided further that Purchaser shall not be required to seek the Sellers’ Representative’s consent with respect to audits or proceedings that could reasonably be expected to result in payments by the Sellers of less than $10,000. Where consent to settlement is withheld by the Sellers’ Representative pursuant to this Section 8.3, any Liability of Purchaser and its Subsidiaries (including Surviving RFG) for Taxes, after giving effect to this Agreement, shall not exceed the Liability for Taxes that would have resulted had the Sellers’ Representative not withheld its consent. Notwithstanding anything to the contrary set forth in this Section 8.3, the Sellers’ Representative may represent the interests of the RFG Family Entities in any Relevant Proceeding at its own expense insofar as the items at issue relate solely to taxable periods of the RFG Family Entities ending on or prior to the Closing.

8.4 Allocation of the Purchase Price; Form 8594.

(a) As promptly as practicable after the Closing, Calavo shall allocate the Merger Consideration in accordance with Code Sections 1060 among the assets of the RFG Family Entities, and Calavo shall advise the Sellers’ Representative of the allocation.

(b) Calavo shall prepare and file an Internal Revenue Service Form 8594, Asset Acquisition Statement Under Section 1060 (“Form 8594”), that is consistent with the allocation of the Merger Consideration described in this Section 8.4. Upon the request of Calavo, the Sellers’ Representative shall execute the Form 8594 and deliver it to Calavo within ten days after a request for the executed Form 8594 is made by Calavo. If required by applicable law, Calavo shall also prepare and file amendments to Form 8594 after the exact amount of the Earn-Out Payments has been determined and, within ten days after receiving Calavo’s request, the Sellers’ Representative shall execute and deliver to Calavo each such amended Form 8594.

(c) So long as Purchaser complies with the Code with respect to such allocations, Calavo and the Sellers agree to be bound by Calavo’s allocation of the Purchase Price described in this Section 8.4 in the preparation, filing, and audit of all tax returns, and each party agrees that (if required by applicable law) it shall file the Form 8594 with its tax return for the taxable year that includes the Closing Date and, if required by applicable law, each Party shall file an amended Form 8594 consistent with the allocation principles described in this

Section 8.4 with respect to the allocation of the Earn-Out Payments after the exact amount of the Earn-Out Payments has been determined.

Article 9

CONFIDENTIALITY AND NONCOMPETITION AGREEMENTS

9.1 Confidentiality.

(a) Purchaser, RFG, and each Seller and each of their respective Affiliates and Representatives shall treat all nonpublic information obtained in connection with this Agreement and the transactions contemplated hereby as confidential in accordance with the terms of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) At all times following the Closing, Purchaser shall, and shall cause its Subsidiaries to, keep confidential and not use for any purpose all nonpublic information regarding the Sellers, of which Purchaser or its Subsidiaries may be aware.

(c) At all times following the Closing, the Sellers shall, and each Seller shall cause its respective Affiliates to, hold, and shall cause its or their respective Representatives (including the Sellers’ Representative) to hold in confidence any and all non-public information, whether written or oral, concerning the Business, Surviving RFG or Purchaser.

(d) This Section 9.1 shall not apply to the extent any confidential information subject hereto (x) is or becomes public after the Closing other than through the fault of the Person who received such information (the “Receiving Party”), (y) is received after the Closing from a third party that is lawfully in possession of the same and did not obtain it from the Person whose confidential information is being disclosed (the “Disclosing Party”), or (z) is independently developed after the Closing by the Receiving Party without using the disclosed information. Notwithstanding anything in this Agreement to the contrary, the Receiving Party shall be entitled to disclose any information disclosed in connection with this Agreement or the Confidentiality Agreement (i) if requested or required by Law, regulation or legal or regulatory process (in which case, prior to such disclosure, the Receiving Party will give the Disclosing Party prior written notice and an opportunity to obtain, at such Party’s sole cost and expense, a protective order or other appropriate remedy against such disclosure; in the event such protective order or other remedy is not obtained, the Receiving Party will use commercially reasonable efforts to disclose only that portion of the confidential information which is legally required to be disclosed and to ensure that all confidential information that is so disclosed will be accorded confidential treatment, in each case at the Disclosing Party’s sole cost and expense) and (ii) to the extent necessary to enforce its rights under this Agreement.

9.2 Noncompetition Covenant. To provide Calavo the full value of its acquisition of RFG, and as a material inducement to Calavo to enter into this Agreement and to consummate the transactions contemplated hereby, each Seller, except Cut Fruit, LLC, agrees to refrain from competing with Purchaser, Surviving RFG or any of its Subsidiaries to the extent provided in this Article 9. Without the prior written consent of Calavo, no Seller (other than Cut Fruit, LLC) shall, at any time during the period described in Section 9.3, directly or indirectly (whether as owner, investor, lender, principal, agent, partner, officer, director, employee, independent contractor, consultant, shareholder or otherwise), and whether or not for compensation, engage in (or have any interest in) any business, corporation, person, partnership or other entity that competes with any business that is engaged in by Purchaser, Surviving RFG or any of its Subsidiaries (i) in any county, city or other geographic area in the United States (including, without limitation, each county in the State of California and Texas) or foreign country in which Purchaser, Surviving RFG or any of its Subsidiaries has conducted its Business prior to the date of this Agreement, so long as Purchaser, Surviving RFG or any of its Subsidiaries carry on such Business or a similar business in such place or places, or (ii) in any other domestic or foreign geographic area in which Purchaser, Surviving RFG or any of its Subsidiaries subsequently conducts its business, so long as Purchaser, Surviving RFG or any of its Subsidiaries carry on such business in such place or places. Notwithstanding the foregoing, no Seller subject to this Section 9.2 shall not engage in any business (or have an interest in) Cut Fruit, LLC in such a manner that would conflict with the obligations set forth in the previous sentence. The provisions of this Section 9.2 shall not be construed as prohibiting any Seller from (a) acquiring and owning up to 1% of the outstanding Securities of any corporation that is a publicly traded corporation or (b) continuing to provide services for those entities set forth on Schedule 9.2 of the Sellers’ Disclosure Letter, so long as such entities continue to operate materially the same line of business and so long as such entities do not compete with the business conducted by Purchaser, Surviving RFG or any of its Subsidiaries.

9.3 Duration.

(a) With respect to Liberty Fresh Foods, LLC and each of the Earn-Out Key Employees, the noncompetition covenant of Section 9.2 shall be effective for a period beginning on the Closing Date and ending on the fifth annual anniversary of the last day of the Earn-Out Period. With respect to each of Jose O. Castillo and Donald L. Johnson, the noncompetition covenant in Section 9.2 shall be effective for a period beginning on the Closing Date and ending on the later to occur of (a) the date his employment with Purchaser (including its Subsidiaries) terminates, and (b) the first annual anniversary of the last day of the Earn-Out Period.

(b) The preceding provisions of this Section 9.3 shall not diminish or otherwise affect any of the noncompetition or unfair solicitation covenants or other covenants that a Seller or any other person or entity has given pursuant to an Employment Agreement or any other agreement with Calavo or Purchaser.

9.4 Scope and Reasonableness. Calavo and the Sellers agree that it is not their intention to violate any public policy or statutory or common law. The Parties intend that the noncompetition covenants contained in Sections 9.2 and 9.3 shall be construed as a series of separate covenants by each Seller, one for each area included in the geographical scope described in Section 9.2 and for each year (or portion thereof) described in Section 9.3. Except for geographical coverage and duration, each such covenant of each Seller shall contain all of the terms of the covenants of this Article 9. If any court of competent jurisdiction refuses to enforce any covenant contained in this Article 9, then such unenforceable covenant shall be deemed to have been deleted from this Agreement to the extent necessary to permit the remaining separate covenants to be enforceable. Each Seller has considered the nature and extent of the restrictions upon competition set forth in this Article 9 and agrees that they are reasonable with respect to duration and geographical scope and in all other respects.

9.5 Injunctive Relief. Any Party having any rights under any provision of this Article 9 shall be entitled to recover damages by reason of any breach of such provision and to exercise all other rights and remedies granted by Law, which rights may be exercised cumulatively. The Parties recognize and agree that the violation of the provisions of this Article 9 or of any other provision of this Agreement cannot be reasonably or adequately compensated in damages and that, in addition to any other relief to which any Party may be entitled by reason of such violation, it shall also be entitled to temporary, preliminary and permanent injunctive and equitable relief. Without limiting the generality of the foregoing, each Seller specifically agrees that a showing by Calavo of any breach of any provision of this Article 9 shall constitute, for the purposes of all determinations of the issue of injunctive relief, conclusive proof of all of the elements necessary to entitle Calavo to temporary, preliminary and permanent injunctive relief against such Seller.

9.6 Venue. For purposes of injunctive relief, each Seller agrees to submit to the jurisdiction of the courts located in the jurisdiction or jurisdictions where it is alleged that Purchaser is at the time being damaged by an alleged breach or violation of the provisions of this Article 9.

Article 10

INDEMNIFICATION

10.1 Survival of Representations, Warranties and Agreements. Except as described in this Section 10.1, all representations and warranties of the Parties that are contained in this Agreement or in any document delivered pursuant to this Agreement shall survive the Closing for a period of 24 months. Notwithstanding the foregoing: (i) representations and warranties relating to Tax, Employee, environmental and other matters as to which the beneficiary of the representations and warranties may have Liability under applicable statutes, rules or regulations or judicial or administrative orders, judgments or decrees shall not expire until the later to occur of the expiration of any applicable statute of limitations or the second anniversary of the Closing; (ii) representations and warranties that are made fraudulently by a Party shall survive forever; (iii) the Sellers’ representations and warranties that are contained in Sections 3.1 (Organization, Authority and Qualification of the RFG Family Entities), Section 3.2 (Capitalization), Section 3.3 (Subsidiaries and Other Interests), Section 3.4 (Due Authorization), 4.1 (Organization and Authority of Securityholder Entities), 4.2 (Execution and Enforceability) and 4.5 through 4.11 (Investment Representations) shall survive forever; and (iv) Calavo’s representations and warranties that are contained in Sections 5.1 (Organization and Authority of Calavo and Newco) and 5.7 (Issuance of Shares to the Securityholders) shall survive forever. All covenants of the Parties contained in this Agreement and in the documents delivered pursuant to this Agreement shall survive the Closing in accordance with their respective terms. A claim for indemnification may be brought at any time after the Closing and prior to the end of the applicable survival period. No Party shall be entitled to assert any indemnification pursuant to this Article 10 after the expiration of the applicable survival period; provided that if on or prior to such expiration of the applicable survival period a notice of claim shall have been given to the respective indemnifying Party for such indemnification, the indemnified party shall continue to have the right to be indemnified with respect to the matter or matters to which such claim relates until such claim for indemnification has been satisfied or otherwise resolved.

10.2 Indemnification by the Sellers.

(a) From and after the Closing Date, subject to the provisions of this Article 10, the Securityholders jointly and severally, except as provided in Section 10.2(b), shall indemnify, defend and hold harmless Calavo (including Surviving RFG and their Subsidiaries) and each of their officers, directors, shareholders, members, employees, other Representatives, Affiliates, successors and permitted assigns (excluding the Sellers to the extent they serve in any such capacities) from and against any and all losses, damages, obligations, liabilities and other costs and expenses, including, without limitation, settlement costs, judgments, interest, penalties and reasonable attorneys’ fees, accountants’ fees and other costs and expenses for investigating or defending any Actions, claims and proceedings (all of the foregoing being collectively referred to herein as “Losses”) that such parties may incur based upon, arising out of, relating to or resulting from:

(i) Any breach of any representation or warranty made by the Sellers in this Agreement (including any exhibit, schedule or other agreement or document delivered pursuant to this Agreement), subject to Section 10.2(b);

(ii) Any breach of, or failure to perform, any agreement of any RFG Family Entity or any Seller that is contained in this Agreement (including any exhibit, schedule or other agreement or document delivered pursuant to this Agreement), subject to Section 10.2(b);

(iii) With respect to the agreements to which Surviving RFG or its Subsidiaries is a party or is otherwise bound as of the Closing, any breaches or defaults (or events giving rise to such breaches or defaults) by any of the RFG Family Entities that occurred prior to the Closing;

(iv) Any litigation, arbitration, investigation or other claim or legal proceeding (including, without limitation, any claims and legal proceedings that are listed on a schedule to this Agreement), whether brought before or after the Closing, that is based upon or arises out of any actions or omissions made or taken by any Seller or any of the RFG Family Entities prior to the Closing;

(v)(A) All Taxes of any of the RFG Family Entities for any taxable period ending on or prior to the Closing Date, (B) all Taxes of any member of an affiliated, combined or unitary group of which any of the RFG Family Entities is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Law; and (C) any and all Taxes of any Person (other than the RFG Family Entities) imposed on the RFG Family Entities as a transferee or successor, by Contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or prior to the Closing Date; and

(vi) All payments and other Losses made or incurred by any RFG Family Entity after the Closing Date that are attributable to any guarantees executed by such RFG Family Entity prior to the Closing Date of any obligations of any Seller or of any Affiliate of any Seller, including without limitations the guarantees executed by GHCA of the obligations of LIG Partners, LLC owed to Umpqua Bank and EDF Resource Capital, Inc.; and

(vii) Any litigation, arbitration, investigation or other claim or legal proceeding, whether brought before or after the Closing, that is based upon or arises out of the Roll Up Transaction or any actions or omissions made or taken by the Trust;

(b) From and after the Closing and subject to the provisions of this Article 10, each Seller severally (and not jointly) shall indemnify, defend and hold harmless Calavo (including Surviving RFG and their Subsidiaries) and each of their officers, directors, shareholders, members, employees, other Representatives, Affiliates, successors and permitted assigns from and against any and all Losses that such Parties may incur based upon, arising out of, relating to or resulting from (a) any breach by the Seller of the representations and warranties set forth in Article 4, (b) any unpaid Taxes of any Seller under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise and (c) any breach by the Seller of any covenants applicable to such Seller after the Closing.

(c) Notwithstanding Section 10.2(a) and 10.2(b), a Securityholder shall not be deemed to have agreed to indemnify another Seller under Section 10.2(a) or 10.2(b) by reason of such other Seller’s position as an officer, director, shareholder, member or employee of Calavo (including Surviving RFG and their Subsidiaries).

(d) Notwithstanding anything in Section 10.5(a) to the contrary, Mr. K. Catchot, Mr. J. Catchot and Mr. Gibson (and their Affiliates, to the extent their Affiliates receive any payments from Liberty Fresh Foods, LLC) agree to be jointly and severally liable for any obligations of Liberty Fresh Foods, LLC, if and to the extent that Liberty Fresh Foods, LLC defaults on its obligations pursuant to this Article 10.

10.3 Indemnification by Calavo.

(a) From and after the Closing Date and subject to the provisions of this Article 10, Calavo shall indemnify, defend and hold harmless the Securityholders and each of their respective officers, directors, shareholders, members, employees, other Representatives, Affiliates, successors and permitted assigns from and against any and all Losses that such parties may incur based upon, arising out of, relating to or resulting from:

(i) Any breach of any representation or warranty of Purchaser made in this Agreement (including any exhibit, schedule or other agreement or document delivered pursuant to this Agreement); or

(ii) Any breach of, or failure to perform, any agreement of Purchaser that is contained in this Agreement (including any exhibit, schedule or other agreement or document delivered pursuant to this Agreement).

(b) Only the Sellers’ Representative, on behalf of the Securityholder, may assert a claim for indemnification or other remedy against Calavo pursuant to this Article 10.

(c) Notwithstanding Section 10.3(a), Calavo shall not be deemed to have agreed to indemnify Surviving RFG or any other RFG Family Entity (all of which will be owned by Calavo as of the Effective Time) by reason of the fact that Surviving RFG or any other RFG Family Entity may be deemed to be an Affiliate of any Seller or to have any other relationship with such Seller.

10.4 Notice of Claims; Contest of Claims.

(a) If any indemnified party believes that it has incurred any Losses, or if any claim or legal proceeding is instituted by a third party with respect to which any indemnified party intends to claim any Losses under this Article 10, the indemnified party shall so notify the indemnifying Party. The notice shall describe the Losses, the amount of the Losses, if known, and the method of computation of the Losses, all with reasonable particularity and shall contain a reference to the provisions of this Agreement in respect of which the Losses shall have been incurred; and, in the case of a claim or legal proceeding by a third party, shall include a copy of all documents received by the indemnified party in connection therewith and any other information known to the indemnified party with respect to the claim or legal proceeding. The notice shall be given promptly after the indemnified party becomes aware of each such Loss, claim or legal proceeding, but failure to give such prompt notice shall not affect an indemnifying Party’s obligations hereunder except to the extent (if any) that the indemnifying Party has suffered Losses as a result of such notification failure.

(b) With respect to any indemnification notice that does not involve a claim or legal proceeding by a third party, the indemnifying Party shall be deemed to have accepted the notice and the indemnifying Party shall be deemed to have agreed to pay the Losses at issue if the indemnifying Party does not send a notice of disagreement to the indemnified party within ten calendar days after receiving the notice. If the indemnifying Party does not send a notice of disagreement to the indemnified party within ten calendar days after receiving the notice, the indemnifying Party shall, within ten days after receipt of such notice of Losses, pay or cause to be paid to the indemnified party the amount of Losses incurred by the indemnified party and described in the notice.

(c) With respect to an indemnification notice that involves a claim or legal proceeding by a third party (a “Third Party Claim”), the indemnifying Party shall, within ten days after receipt of such notice, notify the indemnified party if it elects to conduct and control the defense of the claim or legal proceeding, provided that any such election must be accompanied by a written acknowledgement by the indemnifying Party of its obligation to indemnify the indemnified party with respect to all elements of such claim or legal proceeding. If the indemnifying Party does not so notify the indemnified party of its election to conduct and control the defense of the claim or legal proceeding, the indemnified party shall have the right to defend, contest, settle or compromise the claim or legal proceeding, and the indemnifying Party shall, within ten days after receipt of notice from the indemnified party, pay to the indemnified party the amount of any Losses resulting from the indemnified party’s liability to the third-party claimant.

(d) Subject to the provisions of Section 10.4(c) and 10.4(d), the indemnifying Party shall have the right to undertake, conduct and control, through counsel of its own choosing (and reasonably acceptable to the indemnified party) and at the sole expense of the indemnifying Party, the defense of a Third Party Claim. At the expense and request of the indemnifying Party, the indemnified party shall cooperate in connection with such defense; the indemnified party shall otherwise be entitled to participate in (but not control) the defense of the claim or legal proceeding at its own expense subject to Section 10.4(d). So long as the indemnifying Party is defending the claim or legal proceeding in good faith and on a reasonable basis, and so long as the indemnified party does not incur any Losses by reason of the defense of the claim or legal proceeding, the indemnified party shall not pay or settle the claim or legal proceeding. Notwithstanding the foregoing, the indemnified party shall have the right to pay or settle the Action at any time, provided that in such event the indemnified party shall waive any right to indemnity therefor by the indemnifying Party. The indemnifying Party shall not settle the Action without the written consent of the indemnified party, which shall not be unreasonably withheld; provided, however, that the indemnified party shall not be required to give its consent (A) if pursuant to or as a result of such payment, settlement, compromise or cessation, injunctive or other equitable relief will be imposed against the indemnified party, or (B) if such payment, settlement or compromise includes a statement or admission of fault, culpability or failure to act by or on behalf of any indemnified party, or (C) if such payment, settlement or compromise does not expressly and unconditionally release the indemnified party from all liabilities and obligations with respect to such claim, with prejudice, or (D) if such settlement is reasonably expected to have a material adverse effect on the business of the indemnified party.

(e) Notwithstanding the foregoing, the indemnifying Party shall not be entitled to assume control of such defense and shall pay the reasonable fees and expenses of counsel retained by the indemnified party if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) the claim seeks an injunction or equitable relief against the indemnified party, (C) the indemnified party has been advised by legal counsel that there is a conflict of interest between the indemnified party and the indemnifying Party in the conduct of the defense of such Third-Party Claim, (D) the indemnifying Party failed or is failing to use commercially reasonable efforts to prosecute or defend such Third-Party Claim and such failure would reasonably be expected to have a material adverse effect on the indemnified party, or (E) the indemnifying Party fails to provide to the indemnified party reasonable evidence that the indemnifying Party has reasonably sufficient financial resources to defend such Third-Party Claim.

(f) If the indemnifying Party is entitled to and does assume control of the defense of any Third-Party Claim, all the Parties shall reasonably cooperate in the defense or prosecution thereof, including giving each other reasonable access to all information relevant thereto, subject to receipt of a reasonable confidentiality agreement. The Parties shall use commercially reasonable efforts to make employees and other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided in connection therewith. Such cooperation shall include the retention and (upon the indemnifying Party’s request) the provision to the indemnifying Party of records and information that are reasonably relevant to such Third-Party Claim, and the parties shall use commercially reasonable efforts to make employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(g) Notwithstanding anything to the contrary in this Agreement, any notice or other communication contemplated to be made by or to any Seller under this Article 10 will instead be made by or to the Sellers’ Representative.

10.5 Additional Indemnification Limitations.

(a) The maximum indemnification obligation of each Securityholder under this Agreement shall not exceed the Merger Consideration actually received, or that actually becomes payable, to such Securityholder (including the amount of the Holdback Shares, any payments made with respect to the Closing Adjustment Amount, and the value of any Merger Shares at the Merger Shares Value). The maximum aggregate indemnification obligation of Calavo under this Agreement shall not exceed the Merger Consideration that actually becomes payable to the Securityholders (including the amount of the Holdback Shares, any payments made with respect to the Closing Adjustment Amount, and the value of any Merger Shares at the Merger Shares Value).

(b) No claims shall be made for indemnification from the Sellers pursuant to Section 10.2(a) or 10.2(b) unless and until the aggregate amount of the Losses incurred by the indemnified parties described in Section 10.2 exceeds $30,000, in which event the indemnified parties described in Section 10.2 shall become entitled to full indemnification for all of their Losses, subject to the limits specified in Section 10.5(a).

(c) No claims shall be made by the indemnified parties described in Section 10.3 for indemnification from Calavo pursuant to Section 10.3(a) unless and until the aggregate amount of the Losses incurred by the indemnified parties described in Section 10.3 exceeds $30,000, in which event the Sellers shall become entitled to full indemnification for all of their Losses, subject to the limits specified in Section 10.5(a).

(d) The indemnification limitations described in this Section 10.5 shall not apply to a claim that is made based upon an allegation of fraud by the indemnifying Party.

(e) The aggregate amount of Losses for which the indemnified parties described in Section 10.2 may seek indemnification hereunder shall be reduced by the net amount of (i) any proceeds of insurance actually received by the indemnified parties described in Section 10.2 from non-Affiliate third parties in connection with a claim for indemnification by such indemnified parties, minus (ii) any reasonable and documented costs and expenses incurred directly in connection with the recovery of such amounts (including any premium increases reasonably and in good faith related to such claim). The indemnified parties described in Section 10.2 shall use commercially reasonable efforts to seek recovery under all applicable insurance policies covering any Loss to the same extent as it would if such Loss were not subject to indemnification hereunder, but only to the extent such indemnified party believes in good faith that such recovery is available; provided that the indemnified parties described in Section 10.2 shall not be required to instigate litigation or other dispute resolution. In the event that an insurance or other recovery is received by any of the indemnified parties described in Section

10.2 with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery (net of reasonable expenses incurred in obtaining such recovery) shall be made promptly to the Escrow Account (if the Holdback Period has not yet expired and payments were made in Holdback Shares) or to the Sellers (if the Holdback Period has expired or payments were not made in Holdback Shares).

(f) To the extent that the Securityholders do not timely make payments as set forth in this Article 10 to Calavo and the Holdback Period has not expired, Calavo may use the Holdback Shares to recover any refund to which it may be entitled.

10.6 Materiality Limits. For the purposes of this Article 10, any qualification of any representation or warranty contained in this Agreement or any document delivered pursuant to this Agreement that purports to limit such representation or warranty based on “materiality” or “Material Adverse Effect” or similar language shall be disregarded in calculating the amount of Losses in the event of a breach of such representation or warranty.

10.7 Offset. Subject to Section 2.10, if Calavo or Surviving RFG becomes entitled to receive an indemnification payment under the terms of this Article 10, Calavo shall have the right to apply any unpaid Earn-Out Payments that are otherwise payable (or become payable) to the Securityholders pursuant to Article 2 above as an offset against, and in full or partial satisfaction of, the amounts that are owed to Calavo pursuant to the indemnification provisions of this Article 10; provided however that with respect to claims for indemnification pursuant to Section 10.2(b), Calavo may only offset pursuant to this Section 10.7 against the Earn-Out Payments allocated to such Securityholder (in which case payments made to the Securityholders may not be in accordance with the percentages set forth in Exhibit A). Any Earn-Out Payments subject to a claim for indemnification made prior to the end of the Earn-Out Period shall not be released until the underlying claim has been finally resolved pursuant to Section 10.4. Notwithstanding the foregoing, the amount or duration of the indemnification obligations pursuant to this Article 10 shall not be limited to the Earn-Out Payments.

10.8 Security for Earn-Out Payments.

(a) As security for the prompt and full payment of the Earn-Out Payments as and when due and payable, effective at the Closing, Calavo hereby grants to the Securityholders a first-priority security interest in all of the Securities of Surviving RFG (the “Collateral Interests”). The security interest created by this Agreement shall automatically terminate upon the earlier to occur of (a) the payment of all Earn-Out Payments that become due and payable during the Earn-Out Period or (b) the determination (either as mutually agreed by Calavo and the Sellers’ Representative or as otherwise determined by the Independent Accountant) that no Earn-Out Payments have become or will become due during the Earn-Out Period, either because the required Earn-Out Triggers have not been met or otherwise. Unless and until an Earn-Out Payment has become due and payable and Calavo has not made such payment in full, Calavo may exercise any and all voting and other consensual rights pertaining to the Collateral Interests for any purpose not inconsistent with the terms of this Agreement and Calavo may receive, retain and distribute any and all dividends and distributions paid in respect of the Collateral Interests. Only the Sellers’ Representative (acting on behalf of the Securityholders) is entitled to exercise the rights and remedies available to a secured party as a result of Calavo’s failure to pay in full any Earn-Out Payments that are due and payable, and such exercise shall constitute the Sellers’ sole remedy for Calavo’s failure to pay the Earn-Out Payments in full and neither the Securityholders nor the Sellers shall have no other right to obtain monetary payments from, or injunctive relief against, Calavo as a result of Calavo’s failure to pay such Earn-Out Payments.

(b) Calavo agrees to deliver to the Escrow Agent the certificates representing the Collateral Interests for purposes of perfecting the security interest granted pursuant to this Section. The Escrow Agent shall hold the certificates representing the Collateral Interests in accordance with this Section 10.8 and the Escrow Agreement. Upon termination of the security interest provided in this Section 10.8, the Escrow Agent shall return the certificates representing the Collateral Interests to Calavo.

10.9 Cooperation. Notwithstanding anything to the contrary contained in this Article 10, the Parties shall cooperate in good faith and in all reasonable respects with each other in connection with the determination and resolution of any indemnification claim hereunder.

10.10 Exclusive Remedy. This Agreement sets forth the sole and exclusive remedies of Purchaser, on the one hand, and of the Securityholders and Sellers, on the other hand, for a breach of this Agreement by the other party. The obligations set forth in this Article 10 shall be binding upon the respective successors and assigns of Calavo, the Securityholders and the Sellers.

10.11 Tax Treatment of Indemnity Payments. Purchaser, Surviving RFG and the Securityholders shall treat any indemnity payment made pursuant to this Article 10 as an adjustment to the Merger Consideration for all Tax purposes.

Article 11

TERMINATION

11.1 Termination. This Agreement may be terminated at any time prior to the Closing Date (the “Termination Date”):

(a) by Purchaser, effective upon written notice to RFG, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of the RFG Family Entities or the Sellers which has rendered the satisfaction of any conditions set forth in Section 7.3 incapable of fulfillment, such violation or breach has not been waived by Purchaser, and the breach has not been cured within thirty days following Purchasers’ written notice of such breach; provided that the right to terminate this Agreement under this Section 11.1(a) shall not be available to Purchaser if it is then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(b) by Purchaser at any time following its receipt of any supplement to the disclosure schedules delivered pursuant to Section 6.13 hereof, if Purchaser, in its reasonable discretion, determines that the contents of the supplement describe actions, events, conditions, circumstances or matters that (a) are intended to cure any misrepresentation or inaccuracy in, or any breach of, any representation or warranty set forth in Article 3 or Article 4 that exists hereunder by reason of such action, event, condition, circumstance or matter, and (b) are materially adverse to the business, operations, assets, properties, liabilities, condition (financial or otherwise) or operating results of any of the RFG Family Entities.

(c) by RFG, effective upon written notice to Purchaser, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Purchaser which has rendered the satisfaction of any conditions set forth in Section 7.2 incapable of fulfillment, such violation or breach has not been waived by RFG, and the breach has not been cured within thirty days following the RFG’s written notice of such breach; provided that the right to terminate this Agreement under this Section 11.1(c) shall not be available to RFG if any of the RFG Family Entities or any of the Sellers are then in material breach of any representation, warranty, covenant, or other agreement contained herein;

(d) by RFG or Purchaser, effective upon written notice, if the Closing shall not have occurred within 60 days after the date of this Agreement (the “End Date”); provided, however, that if on the End Date the conditions to the Closing set forth in Section 7.2(c) (Regulatory Approvals) or 7.3(c) (Regulatory Approvals) shall not have been satisfied but all other conditions to the Closing shall be satisfied or shall be capable of being satisfied upon satisfaction of the condition to the Closing set forth in such sections, then any Party shall have the right to extend the End Date an additional 30 days by notifying the other Party in writing of such election prior to the End Date; provided, further, that the right to terminate this Agreement under this Section 11.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including the obligation to consummate the Closing, subject to the satisfaction or waiver of the applicable conditions precedent to the Closing, pursuant to Article 7 hereof) shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(e) by RFG or Purchaser, effective upon written notice, if there shall be in effect a final, non-appealable order of a Governmental Authority of competent jurisdiction permanently prohibiting the consummation of the transactions contemplated by this Agreement; or

(f) by the mutual written consent of RFG and Purchaser.

11.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party hereto arising under or out of this Agreement except that the provisions of Section 9.1 (Confidentiality), this Article 11 (Termination and Waiver), and Article 12 (General Provisions) shall survive the termination of this Agreement; provided that nothing herein shall relieve any Party from liability for damages of the other Party resulting from the intentional misrepresentation or willful breach by a Party of any of its representations, warranties or covenants set forth in this Agreement.

Article 12

GENERAL PROVISIONS

12.1 Notices. All notices and other communications required or permitted by this Agreement to be given by one Party to another Party shall be delivered in writing, by registered or certified United States mail (postage prepaid and return receipt requested), by reputable overnight delivery service, or by facsimile or electronic mail transmission (with confirmation of receipt immediately thereafter by telephone), (a) with respect to Calavo Growers, Inc., to 1141A Cummings Road, Santa Paula, CA 93060, Attention: Chief Executive Officer, Phone: (805) 525-1245, of (b) with respect to the Sellers, to the address for the Sellers’ Representative appearing in Schedule 12.1 of the Sellers’ Disclosure Schedule (or such other address or facsimile number as the Party may designate to the other parties to this Agreement); provided however that after the Closing, any notice or other communication to be made by or to any Seller will instead be made by or to the Sellers’ Representative. Any such notice or communication that is sent in the foregoing manner shall be deemed to have been delivered on the same day as the facsimile or electronic mail transmission, three days after deposit in the United States mail or one day after delivery to an overnight delivery service. In the event of such notice to the Sellers’ Representative, a copy of such notice shall also be provided to Ralph J. Rivkind, Esq., Rackemann, Sawyer & Brewster, P.C., 160 Federal Street, Boston, MA 02110, facsimile: (617) 542-7437.

12.2 Amendments and Termination; Entire Agreement. This Agreement may be amended prior to the Closing, only by a writing executed by Purchaser, RFG and the Sellers’ Representative, or after the Closing by Calavo, Surviving RFG and the Sellers’ Representative. Together with the exhibits and schedules to this Agreement, this Agreement constitutes the entire agreement of the Parties relating to the subject matter hereof and supersedes all prior oral and written understandings and agreements relating to such subject matter.

12.3 Expenses. Except as otherwise set forth herein, each Party hereto shall bear all costs and expenses incurred by it, in connection with the negotiation of this Agreement and the other agreements and documents contemplated hereby, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

12.4 Incorporation of Exhibits and Schedules. All exhibits and schedules that are attached to this Agreement are incorporated into this Agreement and shall be deemed to be part of this Agreement.

12.5 Successors and Assigns. This Agreement shall be binding upon, and shall benefit, the Parties hereto and their respective successors and assigns. Notwithstanding the foregoing, (i) the rights and obligations of the Sellers hereunder are not assignable to another Person without Purchaser’s prior written consent, (ii) the Sellers may not sell, assign or otherwise transfer any Merger Shares except in accordance with the terms and conditions of this Agreement, and (iii) the rights and obligations of Purchaser hereunder are not assignable to another person without the Sellers’ prior written consent, except that Calavo may assign its rights and obligations hereunder without obtaining such consent in connection with Calavo’s merger with and into another corporation or in connection with the sale of all or substantially all of

Calavo’s assets or capital stock to another Person, provided that such other Person assumes in a writing delivered to the Sellers all of the obligations of Calavo to the Sellers provided in this Agreement. Subject to the preceding sentences of this paragraph and Article 10 (Indemnification), this Agreement is not intended to benefit any Person, or to be enforceable by any person, other than the Parties to this Agreement.

12.6 Calculation of Time. Wherever in this Agreement a period of time is stated in a number of days, unless otherwise stated it shall be deemed to mean calendar days starting with the first day after the event or delivery of notice and ending at the end of the last day of the applicable time period. However, when any period of time so stated would end upon a Saturday, Sunday or legal holiday, such period shall be deemed to end upon the next day following that is not a Saturday, Sunday or legal holiday.

12.7 Further Assurances. Each Party to this Agreement shall perform any further acts and execute and deliver any further documents that may be requested by another Party and that are reasonably necessary to carry out the provisions of this Agreement.

12.8 Provisions Subject to Applicable Law. All provisions of this Agreement shall be applicable only to the extent that they do not violate any applicable Law, and are intended to be limited to the extent necessary so that they will not render this Agreement invalid, illegal or unenforceable under any applicable Law. If any provision of this Agreement or any application thereof shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of other provisions of this Agreement or of any other application of such provision shall in no way be affected thereby.

12.9 Waiver of Rights. No Party to this Agreement shall be deemed to have waived any right or remedy that it has under this Agreement unless this Agreement expressly provides a period of time within which such right or remedy must be exercised and such period has expired or unless such Party has expressly waived the same in writing. The waiver by any Party of a right or remedy hereunder shall not be deemed to be a waiver of any other right or remedy or of any subsequent right or remedy of the same kind.

12.10 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any manner the meaning or interpretation of this Agreement.

12.11 Counterparts. This Agreement may be executed in two or more counterparts, and by each party on a separate counterpart, each of which shall be deemed an original but all of which taken together shall constitute but one and the same instrument. In the event that any signature is delivered by facsimile transmission or as an attachment to electronic mail, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) such counterpart, with the same force and effect as if such facsimile or electronic signature were the original thereof.

12.12 Preparation of this Agreement. In the event of any dispute regarding this Agreement, no presumption or burden of proof shall be imposed on any Party by reason of the preparation of this Agreement by its counsel.

12.13 Governing Laws. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California without giving effect to such state’s conflict-of-law principles.

12.14 Forum. Any action brought under this Agreement shall be brought in the courts of the State of California, located in the County of Los Angeles. Each Party hereto irrevocably waives any objection on the grounds of venue, forum non conveniens or any similar grounds and irrevocably consents to service of process by mail or in any manner permitted by applicable law and consents to the jurisdiction of said courts.

12.15 Attorneys’ Fees and Other Expenses. The unsuccessful Party to any court action to interpret or enforce this Agreement shall pay to the prevailing party all costs and expenses, including, without limitation, reasonable attorneys’ fees, incurred therein by the successful Party, all of which shall be included in and as a part of the award rendered in such proceeding or action. For purposes of this Section 12.15, attorneys’ fees shall include, without limitation, fees incurred in connection with post-judgment and post-award actions. A party shall be deemed to be the prevailing party for purposes of this Section 12.15 only if an award or judgment in the court action determines that such party is the prevailing party and is entitled to reimbursement of the costs and expenses described in this Section 12.15.

12.16 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that, except as otherwise provided in Article 10, the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Party and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

12.17 Sellers’ Representative.

(a) Each Seller by executing this Agreement hereby irrevocably constitutes and appoints Ken Catchot as the Sellers’ Representative (the “Sellers’ Representative”), with full power and authority to act in the name of and for and on behalf of such Seller with respect to all matters arising in connection with, or related to, this Agreement and the transactions contemplated hereby. Each Seller hereby appoints the Sellers’ Representative (a) the agent and true and lawful attorney-in-fact of such Seller, with full power of substitution, and with full capacity and authority in its sole discretion, to act in the name of and for and on behalf of such Seller in connection with all matters arising out of, resulting from, contemplated by or related or incident to this Agreement and the transactions contemplated hereby, and (b) the agent for service of process for such Seller, and such Seller hereby irrevocably consents to the service of any and all process in any action or proceeding arising out of or relating to this Agreement by the delivery of such process to the Sellers’ Representative. Without limiting the generality of the foregoing, the power of the Sellers’ Representative shall include the power to represent such Seller with respect to all aspects of this Agreement and the transactions contemplated hereby, which power shall include the power to (i) waive any and all conditions of this Agreement,

(ii) amend, modify or supplement this Agreement in any respect, (iii) defend, negotiate or settle any claims or actions for indemnity pursuant to Article 10, (iv) retain legal counsel or accountants and be reimbursed by the Sellers for all fees, expenses and other charges of such legal counsel or accountants, (v) receive notices or other communications, (vi) deliver any notices, certificates or other documents required hereunder, (vii) take all such other action and to do all such other things as the Sellers’ Representative deems necessary, appropriate, desirable or advisable with respect to this Agreement and the transactions contemplated hereby and (ix) perform its obligations as set forth in, and in accordance with, this Agreement. Each Seller agrees that Purchaser and its Affiliates shall have the absolute right and authority to rely upon the acts taken or omitted to be taken by the Sellers’ Representative on behalf of the Sellers and shall have no liability with respect thereto, and none of Purchaser or any of its Affiliates shall have any duty to inquire as to the acts and omissions of the Sellers’ Representative. Purchaser shall not have any liability with respect to any aspect of the distribution or communication of such deliveries between the Sellers’ Representative and any Seller; and any disclosure made to the Sellers’ Representative by or on behalf of Purchaser shall be deemed to be a disclosure made to each Seller. Each Seller that makes a claim against Purchaser alleging the lack of authority of the Sellers’ Representative shall indemnify Purchaser and its Affiliates for any damages suffered, including reasonable attorneys’ fees and other costs, as a result of Purchasers’ good faith reliance on the acts or omissions of the Sellers’ Representative.

(b) The Sellers’ Representative shall promptly forward to each Seller all notices he receives regarding or arising under this Agreement and shall keep each Seller fully informed on all matters relating to the defense, negotiating, and settlement of any claim or action for indemnity pursuant to Article 10, including but not limited to the selection and retention of legal counsel or accountants in connection with any such claim or action.

[signature page follows]

IN WITNESS WHEREOF, Calavo, Newco, RFG and the Sellers have executed and delivered this Agreement as of the date first above written.

PURCHASER:	CALAVO GROWERS, INC.

	By:	/s/ Lecil E. Cole
Lecil E. Cole, Chief Executive Officer

CG MERGERSUB, LLC

	By:	/s/ Lecil E. Cole
Lecil E. Cole, Chief Executive Officer

RFG:	RENAISSANCE FOOD GROUP, LLC

	By:	/s/ James Catchot
By: James Catchot Its: President/CEO

SELLERS:	LIBERTY FOODS, LLC

	By:	/s/ Kenneth Catchot
By: Kenneth Catchot Its: Managing Member

/s/ Kenneth Catchot
Kenneth Catchot

/s/ James Catchot
James Catchot

/s/ James Gibson
James Gibson

CUT FRUIT, LLC

By:	/s/ Teresa J. Spada
By: Teresa J. Spada Its: Member

/s/ Jose O. Castillo
Jose O. Castillo

/s/ Donald L. Johnson
Donald L. Johnson

RFG Nominee Trust

By:	/s/ Kenneth Catchot
By: Kenneth Catchot Its: Trustee